                                  [SONAT LOGO]

                               December 29, 1997

Dear Fellow Stockholder:

     You are cordially invited to attend a special meeting (the "Special Meeting") of the stockholders of Sonat Inc. ("Sonat"), to be held on Friday, January 30, 1998, at 11:00 a.m., local time, at the Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas 77010.

     Sonat has entered into an Agreement and Plan of Merger, dated as of November 22, 1997, ("Merger Agreement") with Zilkha Energy Company ("Zilkha"), a privately-owned oil and gas company headquartered in Houston, Texas, pursuant to which a wholly-owned subsidiary of Sonat will be merged (the "Merger") into Zilkha in a share-for-share exchange. The terms of the Merger Agreement provide for Sonat to issue an aggregate number of shares of its common stock, including associated preference stock purchase rights, having a value of approximately $1.04 billion based upon the average closing price of such shares on the New York Stock Exchange for a specified period prior to the consummation of the Merger ("Stock Issuance"); provided that for the purposes of such calculation, the average closing price shall not be more than $51 per share nor, unless Sonat otherwise agrees, less than $39 per share ("Merger Consideration"). Based on Sonat's closing price of $44 5/16 per share on December 26, 1997, Sonat would issue approximately 23.6 million shares in the Merger, representing approximately 21.5% of its outstanding common stock after giving effect to the Merger. In addition, Sonat will assume debt and other obligations of Zilkha bringing the total consideration to approximately $1.3 billion.

     Your Board of Directors believes that the Merger is in the best interests of the Sonat stockholders because it will, among other things: (i) make Sonat one of the leading independent oil and gas companies in the shallow water area of the Gulf of Mexico with a large undeveloped acreage position for future exploratory drilling; (ii) provide Sonat with a greater strategic balance between its onshore and its offshore exploration and production properties; and
(iii) increase Sonat's opportunities in its exploration and production business segment which Sonat believes will enhance long-term growth for its stockholders.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND HAS CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE STOCK ISSUANCE.

     Your Board of Directors has retained as financial advisor Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), which has delivered its written opinion dated as of November 22, 1997, to the effect that the Merger Consideration is fair to Sonat from a financial point of view. A copy of the Merrill Lynch opinion letter, which sets forth the assumptions made, matters considered and the scope of review undertaken in connection therewith, is set forth as Appendix B to the accompanying Proxy Statement/ Prospectus and should be read carefully in its entirety.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Proxy Statement/Prospectus relating to the actions to be taken by stockholders at the Special Meeting and a proxy card. The Proxy Statement/Prospectus more fully describes the proposed Merger and includes information about Sonat and Zilkha and the reasons for the Merger.

     Your vote is important, regardless of the number of shares you own. Approval of the Stock Issuance requires an affirmative vote of holders of a majority of the shares of common stock of Sonat present and entitled to vote at the Special Meeting. I RESPECTFULLY URGE YOU TO COMPLETE, DATE AND

SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. This will not prevent you from attending the Special Meeting or voting in person, but will ensure that your vote is counted if you are unable to attend the Special Meeting.

     On behalf of your Board of Directors, I thank you for your support and urge you to vote FOR approval of the Stock Issuance.

                                            Sincerely,

                                            /s/ Ronald L. Kuehn, Jr.
                                            RONALD L. KUEHN, JR.
                                            Chairman of the Board, President
                                            and Chief Executive Officer

                                  [SONAT LOGO]
                                 P.O. BOX 2563
                           BIRMINGHAM, ALABAMA 35202
                                 (205) 325-3800
                             ---------------------
     NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD JANUARY 30, 1998

To Our Stockholders:

     NOTICE IS HEREBY GIVEN that a special meeting (the "Special Meeting") of the stockholders of Sonat Inc., a Delaware corporation ("Sonat"), will be held at the Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas 77010, on Friday, January 30, 1998, at 11:00 a.m., local time, for the following purposes:

          1. To approve the issuance (the "Stock Issuance") of shares of Sonat common stock, par value $1.00 per share ("Sonat Common Stock"), pursuant to the merger (the "Merger") of Sonat Acquisition Corporation, a wholly owned subsidiary of Sonat, with and into Zilkha Energy Company ("Zilkha"), in accordance with the Agreement and Plan of Merger, dated as of November 22, 1997, between Sonat and Zilkha (the "Merger Agreement"); and

          2. To transact any other business which may be properly brought before the Special Meeting or any adjournment or postponement thereof.

     Only stockholders of record at the close of business on December 26, 1997 are entitled to notice of, and to vote at, the Special Meeting and at any and all adjournments or postponements thereof. Please refer to the attached Proxy Statement/Prospectus for a more complete description of the Merger, the Merger Agreement and the transactions contemplated in connection therewith.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE STOCK ISSUANCE. THE MERGER AND THE MERGER AGREEMENT ARE DESCRIBED IN DETAIL IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF SONAT COMMON STOCK PRESENT AND ENTITLED TO VOTE IS REQUIRED TO APPROVE THE STOCK ISSUANCE. YOU ARE URGED TO SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON, IF YOU WISH, AND REVOKE ANY PREVIOUSLY SUBMITTED PROXY CARD.

     YOUR VOTE IS IMPORTANT.

     Stockholders are cordially invited to attend the Special Meeting. It is important that your shares of Sonat Common Stock be represented and voted at the Special Meeting, regardless of the number of shares you hold. If you wish to vote in accordance with the recommendation of the Sonat Board of Directors, all you need to do is date and sign the proxy card and mail it in the enclosed envelope. If you receive more than one proxy card, it is an indication that your shares are registered in more than one account. Please return promptly all proxy cards received by you to ensure that all your shares are voted.

                                            By order of the Board of Directors,

                                            /s/ Beverly T. Krannich
                                            BEVERLEY T. KRANNICH
                                            Secretary
Birmingham, Alabama
December 29, 1997

                                  [SONAT LOGO]
                             ---------------------

                                   SONAT INC.
                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD JANUARY 30, 1998
                             ---------------------

                                   SONAT INC.
                                   PROSPECTUS
                             ---------------------

     This Proxy Statement/Prospectus constitutes the proxy statement of Sonat Inc., a Delaware corporation ("Sonat"), relating to the solicitation of proxies for use at the special meeting of stockholders of Sonat scheduled to be held on January 30, 1998, and at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement/Prospectus relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 22, 1997, between Sonat and Zilkha Energy Company, a Delaware corporation ("Zilkha"), pursuant to which Sonat Acquisition Corporation, a wholly-owned subsidiary of Sonat ("Newco"), will merge (the "Merger") with and into Zilkha which will promptly change its name to Sonat Exploration GOM Inc. (such combined company after the Merger is referred to herein as "Sonat GOM"). In the Merger, the shares of common stock, $1.00 par value, and the shares of 11% cumulative preferred stock, no par value, of Zilkha (collectively, the "Zilkha Stock") outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an aggregate number of shares of Common Stock, $1.00 par value, of Sonat ("Sonat Common Stock"), together with the associated preference stock purchase rights under the Rights Plan (the "Sonat Rights Plan") dated as of January 8, 1996, as amended, between Sonat and ChaseMellon Shareholder Services, L.L.C., as rights agent ("Sonat Rights"), equal to the quotient of (i) $1,044,850,000 divided by
(ii) the average closing price of the Sonat Common Stock on the New York Stock Exchange, Inc. ("NYSE") for the 15 consecutive trading days ending on and including the third trading day prior to the effective time of the Merger; provided that, for purposes of the foregoing determination, in no event shall the average closing price be more than $51 per share nor, unless Sonat shall agree, less than $39 per share. Cash will be paid in lieu of any fractional share of Sonat Common Stock.

     The consummation of the Merger is subject to, among other things, the approval of the issuance of shares of Sonat Common Stock (the "Stock Issuance") pursuant to the Merger by the affirmative vote of the holders of a majority of the shares of Sonat Common Stock present and entitled to vote at the Special Meeting. The Merger has already been approved by the unanimous written consent of all three stockholders of Zilkha. A copy of the Merger Agreement is attached hereto as Appendix A.

     This Proxy Statement/Prospectus also constitutes the prospectus of Sonat with respect to the Sonat Common Stock to be issued to Zilkha stockholders pursuant to the Merger. A registration statement on Form S-4 (the "Registration Statement") has been filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Sonat Common Stock to be so issued in the Merger. At average closing prices of $51, $39 and $44 5/16 per share (the closing price of the Sonat Common Stock on the NYSE on December 26, 1997), Sonat would issue approximately 20.5 million, 26.8 million and 23.6 million shares, respectively, of Sonat Common Stock in the aggregate to the Zilkha stockholders in the Merger, representing approximately 19.3%, 23.8% and 21.5%, respectively, of the Sonat Common Stock outstanding after giving effect to the Merger.

     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Sonat on or about December 30, 1997.
                             ---------------------

     THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

       The date of this Proxy Statement/Prospectus is December 29, 1997.

                     INTERIOR OF FOLD-OUT INSIDE COVER PAGE

                  [Five color map of Sonat and Zilkha Lease and
                   Seismic Position Offshore Gulf of Mexico.]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    2
Incorporation of Documents by Reference.....................    3
Summary.....................................................    4
  The Transaction...........................................    4
  The Companies.............................................    4
  The Special Meeting.......................................    5
  The Merger and the Merger Agreement.......................    6
  Cautionary Statement Concerning Forward-looking
    Statements..............................................    9
  Market Price and Dividend Information.....................   10
  Comparative Per Share Data................................   11
  Summary Selected Historical Consolidated Financial Data of
    Sonat...................................................   12
  Summary Selected Historical Consolidated Financial Data of
    Zilkha..................................................   13
  Summary Unaudited Pro Forma Combined Financial Data.......   14
The Special Meeting.........................................   15
  General...................................................   15
  Purpose of Special Meeting................................   15
  Record Date; Shares Entitled to Vote......................   15
  Quorum; Vote Required; Security Ownership of Management...   15
  Proxies...................................................   15
The Companies...............................................   17
  Sonat.....................................................   17
  Zilkha....................................................   17
  Newco.....................................................   18
The Merger..................................................   18
  General...................................................   18
  Background of the Merger..................................   18
  Reasons for the Merger; Recommendations of the Sonat
    Board...................................................   19
  Opinion of Merrill Lynch..................................   21
  Map of Offshore Gulf of Mexico............................   25
  Combined Operations After the Merger......................   25
  Accounting Treatment......................................   25
  U.S. Federal Income Tax Consequences......................   25
  Sonat GOM Board and Management Following the Merger.......   25
  Board of Directors of Sonat Following the Merger..........   26
  Ownership of Sonat Following the Merger...................   26
  Governmental and Regulatory Approvals.....................   26
  Absence of Appraisal Rights...............................   27
  Stock Exchange Listing....................................   27
  Treatment of Stock Certificates...........................   27
Selected Historical Consolidated Financial Data of Sonat
  Inc.......................................................   28
Selected Historical Consolidated Financial Data of Zilkha
  Energy Company............................................   29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Zilkha Energy Company........   30
  Overview..................................................   30
  Results of Operations.....................................   31
  September 30, 1997 Compared to September 30, 1996.........   31
  1996 Compared to 1995.....................................   32
  1995 Compared to 1994.....................................   33
  Liquidity and Capital Resources...........................   34
  Market and Financial Risk Management......................   34
  Inflation and the Effect of Changing Energy Prices........   35
  Environmental Issues......................................   35
  Recent Accounting Pronouncements..........................   35
Description of Zilkha.......................................   36
  General...................................................   36
  Oil and Gas Reserves......................................   37
  Exploration and Development Activity......................   38
  Net Production, Unit Prices and Production Costs..........   39
  Development, Exploration and Acquisition Expenditures.....   40
  Acreage...................................................   40

                                                              PAGE
                                                              ----
  Oil and Gas Marketing.....................................   40
  Hedging...................................................   40
  Competition...............................................   41
  Employees.................................................   41
  Facilities................................................   41
  Title to Properties.......................................   41
  Operating Hazards and Uninsured Risks.....................   41
  Governmental Regulation...................................   42
  Environmental Matters.....................................   42
  Legal Proceedings.........................................   42
  Employee Benefit Plans....................................   42
The Merger Agreement........................................   44
  General...................................................   44
  Consideration to Be Received in the Merger................   44
  Effective Time of the Merger..............................   44
  Corporate Organization and Governance.....................   44
  Stockholders' Approvals...................................   45
  Representations and Warranties............................   45
  Conduct of Business Pending the Merger....................   46
  Additional Agreements.....................................   47
  Employee Matters..........................................   48
  Conditions Precedent......................................   48
  Termination and Amendment.................................   49
  Registration Rights Agreement.............................   50
  Fees and Expenses.........................................   50
Certain U.S. Federal Income Tax Consequences of the
  Merger....................................................   51
  General...................................................   51
  Tax Consequences to Sonat and Zilkha......................   51
  Tax Consequences to Holders of Zilkha Stock...............   51
  Backup Withholding........................................   51
Comparison of the Rights of Holders of Sonat Common Stock
  and Zilkha Stock..........................................   52
  Directors.................................................   52
  Annual and Special Meetings...............................   52
  Limitation on Transactions with Related Parties...........   53
  By-law Amendments.........................................   53
  Certain Charter Amendments................................   53
Market Price and Dividend Information.......................   54
Experts.....................................................   55
Legal Matters...............................................   55
Stockholder Proposals.......................................   55
Glossary of Certain Oil and Natural Gas Terms...............   56
Index to Financial Statements...............................  F-1
Merger Agreement....................................... Appendix A
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
  Incorporated..........................................Appendix B

                             AVAILABLE INFORMATION

     Sonat is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements, and other information regarding registrants (including Sonat) that file electronically with the Commission (at http://www.sec.gov). The Sonat Common Stock is listed on the NYSE and The Pacific Stock Exchange, Incorporated ("PSE") and reports, proxy statements and other information relating to Sonat can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement filed with the Commission by Sonat, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and the exhibits thereto for further information. Exhibits to the Registration Statement that are omitted from this Proxy Statement/Prospectus may also be obtained at the Commission's World Wide Web site described above. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and readers are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.

     Each of Sonat and Zilkha has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Sonat and Zilkha, respectively.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF SONAT COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS SENT, UPON WRITTEN OR ORAL REQUEST, TO BEVERLEY T. KRANNICH, SECRETARY, SONAT INC., 1900 FIFTH AVENUE NORTH, BIRMINGHAM, ALABAMA 35203, TELEPHONE (205) 325-7105. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY SUCH REQUEST SHOULD BE MADE NOT LATER THAN JANUARY 23, 1998.
                             ---------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE BY THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SONAT. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents heretofore filed by Sonat with the Commission pursuant to the Exchange Act (File No. 001-07179) are incorporated herein by reference and shall be deemed a part hereof:

          (i)    the Sonat Proxy Statement on Schedule 14A dated March 19, 1997;

          (ii) the Sonat Annual Report on Form 10-K for the year ended December 31, 1996;

          (iii) the Sonat Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          (iv) the Sonat Current Reports on Form 8-K filed on September 30, 1997 and November 24, 1997; and

          (v) the Sonat Registration Statements on Form 8-A filed with respect to the Sonat Common Stock and the Sonat Rights, in each case as amended to date.

     All reports and other documents filed by Sonat pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus and in the appendices hereto including, but not limited to, the Merger Agreement set forth as Appendix A hereto. Unless otherwise defined, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. Stockholders of Sonat are urged to read carefully this Proxy Statement/Prospectus, the appendices hereto, and the documents incorporated by reference herein, in their entirety. Unless the context otherwise requires, as used herein the term "Sonat" refers to Sonat Inc. and its subsidiaries and the term "Zilkha" refers to Zilkha Energy Company and its subsidiary. For the convenience of the reader, a "Glossary of Certain Oil and Natural Gas Terms" appears on page 57.

                                THE TRANSACTION

     The merger of Zilkha with a wholly owned subsidiary of Sonat will result in Zilkha's three stockholders receiving in a tax-free transaction an aggregate number of shares of Sonat Common Stock and associated Sonat Rights (the "Merger Consideration") equal to the quotient of (i) $1,044,850,000 (the "Purchase Price") divided by (ii) the average closing price of the Sonat Common Stock on the NYSE for the 15 consecutive trading days ending on and including the third trading day prior to the effective time of the Merger (the "Closing Price"); provided that, for purposes of the foregoing determination, in no event shall the Closing Price be more than $51 per share nor, unless Sonat otherwise agrees, less than $39 per share. In the Merger, Zilkha will become a wholly owned subsidiary of Sonat.

     The Merger will: (i) make Sonat one of the leading independent oil and gas companies in the shallow water area of the Gulf of Mexico with a large undeveloped acreage position for future exploratory drilling; (ii) provide Sonat with a greater strategic balance between its onshore and its offshore exploration and production properties; and (iii) increase Sonat's opportunities in its exploration and production business segment which Sonat believes will enhance long-term growth for its stockholders.

                                 THE COMPANIES

SONAT

     Sonat is a diversified energy holding company. It is engaged through Sonat Exploration Company in domestic oil and natural gas exploration and production, through Southern Natural Gas Company and Citrus Corp. in the transmission and storage of natural gas, and through Sonat Energy Services Company in natural gas and electric power marketing. Sonat has interests in oil and gas producing properties in Louisiana, Texas, Oklahoma, Arkansas, Alabama, New Mexico, Kansas and the Gulf of Mexico. At December 31, 1996, its total proved equivalent reserves were approximately 2 Tcfe.

     Sonat's principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203, and its telephone number at that address is (205) 325-3800.

ZILKHA

     Zilkha is a private oil and gas exploration, development and production company operating primarily offshore in the Gulf of Mexico. It holds the industry's largest net leasehold position in the shallow water area (less than 600 feet) of the Gulf of Mexico. Zilkha has an ownership interest in approximately 390 state and federal lease blocks, of which approximately 340 lease blocks (covering approximately 1.4 million net acres) are undeveloped. Zilkha has a contractual interest (with rights to drill to earn) in approximately 200,000 additional undeveloped acres. It also has licensed or contracted to license 3-D seismic data covering approximately 6,100 lease blocks in both shallow and deep water areas of the Gulf of Mexico. Zilkha's total proved reserves at July 1, 1997 were 415 Bcfe.

     Zilkha's principal executive offices are located at 1201 Louisiana Street, Suite 3200, Houston, Texas 77002, and its telephone number at that address is
(713) 655-5900.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE

     The Special Meeting will be held on Friday, January 30, 1998, at the Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas, 77010, commencing at 11:00 a.m. local time. See "The Special Meeting -- General."

PURPOSE OF THE SPECIAL MEETING

     The purpose of the Special Meeting is to: (i) consider and vote upon a proposal (the "Proposal") to approve the Stock Issuance in accordance with the Merger Agreement; and (ii) transact such other business as may properly come before the Special Meeting. See "The Special Meeting -- Purpose of the Special Meeting."

RECORD DATE; SHARES ENTITLED TO VOTE

     Only holders of record of shares of Sonat Common Stock at the close of business on December 26, 1997 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. On the Record Date, there were 85,857,047 shares of Sonat Common Stock outstanding. Each share of Sonat Common Stock will be entitled to one vote on each matter to be acted upon at the Special Meeting. See "The Special Meeting -- Record Date; Shares Entitled to Vote."

QUORUM; VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     Quorum. The By-laws of Sonat (the "Sonat By-laws") require the holders of a majority of the outstanding shares of Sonat Common Stock to be present in person or by proxy for any action to be taken with respect to the Proposal. For purposes of determining whether this quorum requirement is met, abstentions and broker non-votes received in connection with properly signed and returned proxies will be counted as shares present.

     Vote Required. The affirmative vote of the holders of a majority of the shares of Sonat Common Stock present in person or by proxy and entitled to vote is required to approve the Stock Issuance, provided that the total number of votes cast (excluding abstentions and broker non-votes) on the Stock Issuance represents more than 50% of the outstanding shares of Sonat Common Stock entitled to vote thereon at the Special Meeting, as required by applicable NYSE rules. An abstention with respect to the Stock Issuance will have the effect of a vote cast against the Proposal. Brokers who hold shares of Sonat Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Assuming that a quorum is present at the Special Meeting, any shares which are not voted by such brokers at the Special Meeting will have no effect upon the outcome of the vote with respect to the Stock Issuance. See "The Special Meeting -- Record Date; Shares Entitled to Vote" and "-- Proxies."

     Security Ownership of Management. As of the Record Date, the directors and executive officers of Sonat owned approximately 0.5% of the outstanding shares of Sonat Common Stock entitled to vote at the Special Meeting. Each of the directors and executive officers of Sonat has advised Sonat that he or she plans to vote or to direct the vote of all shares of Sonat Common Stock owned by him or her and entitled to vote in favor of the Stock Issuance.

                      THE MERGER AND THE MERGER AGREEMENT

GENERAL

     The Merger Agreement is attached as Appendix A to this Proxy
Statement/Prospectus and is incorporated herein by reference.

     In the Merger, Newco will be merged with and into Zilkha, with Zilkha surviving the Merger as a wholly-owned subsidiary of Sonat. The Merger will become effective at the time (the "Effective Time") that a Certificate of Merger (the "Certificate of Merger") is filed with the Secretary of State of Delaware, which is currently expected to occur once requisite regulatory and stockholder approval of the Stock Issuance is secured and the other conditions set forth in the Merger Agreement are satisfied. See "The Merger-Agreement-- Conditions Precedent."

MERGER CONSIDERATION

     In the Merger, the shares of Zilkha Stock issued and outstanding immediately prior to the Effective Time, without any action on the part of the holders thereof, will be converted into the right to receive, without interest, the Merger Consideration. Cash will be paid in lieu of any fractional share of Sonat Common Stock. See "The Merger Agreement -- Consideration to be Received in the Merger" for information regarding the circumstances under which the Purchase Price will be reduced in the event that the estimated future net cash flow, discounted at 10%, from fields comprising Zilkha's estimated proved reserves at July 1, 1997 decline by more than $50 million.

BACKGROUND AND REASONS FOR THE MERGER; RECOMMENDATION OF THE SONAT BOARD

     The Board of Directors of Sonat (the "Sonat Board") believes that the Merger is fair to, and in the best interests of, the Sonat stockholders because, among other things, it will: (i) make Sonat one of the leading independent oil and gas companies in the shallow water area of the Gulf of Mexico with a large undeveloped acreage position for future exploratory drilling; (ii) provide Sonat with a greater strategic balance between its onshore and its offshore exploration and production properties; and (iii) increase Sonat's opportunities in its exploration and production business segment which Sonat believes will enhance long-term growth for its stockholders.

     The Sonat Board unanimously recommends that the holders of Sonat Common Stock vote FOR approval of the Stock Issuance. For a more detailed discussion of the factors considered by the Sonat Board in reaching its decision and the background and reasons for the Merger, see "The Merger -- Background of the Merger" and "-- Reasons for the Merger; Recommendations of the Sonat Board."

OPINION OF MERRILL LYNCH

     The authority of the officers of Sonat to enter into the Merger Agreement was conditioned by the Sonat Board upon the receipt by Sonat of a fairness opinion ("Fairness Opinion") from its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), to the effect that, as of the date of the Merger Agreement, the Merger Consideration was fair from a financial point of view to Sonat. The Fairness Opinion is attached as Appendix B to this Proxy Statement/Prospectus. Stockholders are encouraged to read this opinion. See "The Merger -- Opinion of Merrill Lynch."

MAP OF OFFSHORE GULF OF MEXICO

     The map on the inside cover page of this Proxy Statement/Prospectus shows the location of the offshore lease blocks in the Gulf of Mexico in which either Sonat or Zilkha owns an interest and the portions of the Gulf of Mexico covered by the 3-D seismic data that Zilkha is licensed to use and reprocess or has contracted to license.

COMBINED OPERATIONS AFTER THE MERGER

     Following the Merger, Sonat intends to fold its offshore Gulf of Mexico exploration and development operations into the more extensive Zilkha unit. Sonat has successfully concluded negotiations with the senior managers of Zilkha (other than Michael Zilkha who will become a member of the Sonat Board) to employ them to oversee Sonat's combined Gulf of Mexico operations after the Merger. Promptly following the Merger, Sonat intends to change the name of Zilkha to Sonat Exploration GOM Inc.

ACCOUNTING TREATMENT

     The Merger is intended to qualify for "pooling of interests" accounting treatment under generally accepted accounting principles. Pooling of interests accounting treatment is a condition to the consummation of the Merger. See "The Merger -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Consummation of the Merger is conditioned upon, among other things, receipt by Zilkha of an opinion of its tax counsel, Andrews & Kurth L.L.P., and by Sonat of an opinion of its tax counsel, Bracewell & Patterson, L.L.P., that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Hence, a holder of Zilkha Stock will not recognize gain or loss on the exchange of Zilkha Stock for Sonat Common Stock pursuant to the Merger, except to the extent that such holder receives cash in lieu of fractional shares of Sonat Common Stock. See "Certain U.S. Federal Income Tax Consequences of the Merger." There will be no tax consequences to the other stockholders of Sonat immediately prior to the Effective Time.

SONAT GOM BOARD AND MANAGEMENT FOLLOWING THE MERGER

     If the proposed Merger is approved and consummated, holders of Zilkha Stock will become stockholders of Sonat. Sonat will remain under the direction of the Sonat Board and management of Sonat. The officers and directors of Newco immediately prior to the Effective Time will be the officers and directors of Sonat GOM, in each case until their respective successors are duly elected and qualified.

BOARD OF DIRECTORS OF SONAT FOLLOWING THE MERGER

     Immediately following the Effective Time, the Sonat Board will consist of 14 members. Two members of the Sonat Board will be Selim K. Zilkha, the sole director of Zilkha, and his son, Michael Zilkha. The remainder of the Sonat Board will be Sonat's current directors. See "The Merger -- Board of Directors of Sonat Following the Merger."

     Mr. Selim K. Zilkha is the sole director and Chief Executive Officer of Zilkha. He has served as such since March 1984. Prior to such time, Mr. Selim K. Zilkha was a banker with Zilkha & Sons in the United States and Europe from 1947 to 1955 and in London from 1955 to 1960. In 1960, he founded Mothercare, PLC, a retail chain, catering to mothers-to-be, babies and small children in Great Britain, Europe and the United States. In January 1982, Mr. Selim K. Zilkha sold his interest in Mothercare, PLC. Mr. Selim K. Zilkha has a BA in Philosophy from Williams College. Upon consummation of the Merger, Mr. Selim K. Zilkha will be appointed to the Sonat Board and to its Strategic Planning Committee.

     Mr. Michael Zilkha currently serves as Executive Vice President of Zilkha and has been with Zilkha since July 1986. He was an editor at Atlantic Monthly Press from 1985 to 1986, and from 1978 to 1985, he was President of ZE Records, an independent record production company in New York. He has an MA in French and Philosophy from Oxford University. Upon consummation of the Merger, Mr. Michael Zilkha will be appointed to the Sonat Board and to its Strategic Planning Committee. See "The Merger Agreement -- Employee Matters" for information regarding a cash payment that Mr. Michael Zilkha will receive upon consummation of the Merger as one of the four participants in a long-term incentive compensation plan (the "Executive Compensation Plan") for senior managers of Zilkha.

OWNERSHIP OF SONAT FOLLOWING THE MERGER

     At Closing Prices of $51, $39 and $44 5/16 per share (the closing price of the Sonat Common Stock on the NYSE on December 26, 1997), Sonat would issue approximately 20.5 million, 26.8 million and 23.6 million shares, respectively, of Sonat Common Stock in the Merger, representing approximately 19.3%, 23.8% and 21.5%, respectively, of the Sonat Common Stock outstanding after giving effect to the Merger. Michael Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha
(1996) Annuity Trust will acquire approximately 35.6%, 59.7% and 4.7%, respectively, of the shares of Sonat Common Stock issued in the Merger. These percentages are based on a Closing Price of $44 5/16 and the amount of accrued and unpaid dividends on the Zilkha preferred stock as of December 26, 1997. Messrs. Michael Zilkha, Selim K. Zilkha and Ezra Zilkha, as trustee, have sole voting and dispositive power over the shares of Sonat Common Stock issuable in the Merger to Michael Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha
(1996) Annuity Trust, respectively.

REGULATORY APPROVALS

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), prohibits consummation of the Merger until Premerger Notification and Report Forms have been submitted and certain information has been furnished to the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the specified waiting period requirements of the HSR Act have expired or been terminated. The required waiting period under the HSR Act with respect to the Merger was terminated on December 19, 1997.

ABSENCE OF APPRAISAL RIGHTS

     Under the General Corporation Law of the State of Delaware (the "DGCL"), the stockholders of Sonat are not entitled to appraisal rights with respect to the Stock Issuance. All the stockholders of Zilkha have approved the Merger, the Merger Agreement and the transactions contemplated thereby.

CONDITIONS PRECEDENT TO THE MERGER

     The obligations of Sonat and Zilkha to effect the Merger are subject, among other things, to the fulfillment of certain conditions, including without limitation: (i) the approval of the Stock Issuance by the requisite vote of the stockholders of Sonat; (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act; (iii) the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness or any proceedings for such purpose or, in the case of Sonat, the Sonat Common Stock being exempt from the registration requirements of the Securities Act; (iv) the absence of any applicable law or regulation or any judgment, injunction, order or decree prohibiting the consummation of the Merger; (v) the approval for listing on the NYSE, subject only to official notice of issuance, of the shares of Sonat Common Stock to be issued pursuant to the Stock Issuance; (vi) the delivery by Ernst & Young LLP, Sonat's independent auditors, of a letter addressed to Sonat that the Merger qualifies for pooling of interests accounting treatment in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the Commission ("Pooling Transaction"); (vii) the delivery by KPMG Peat Marwick LLP, Zilkha's independent certified public accountants, of a letter addressed to Zilkha that Zilkha has met the requirements of a Pooling Transaction; (viii) a Closing Price of not less than $39 per share, unless Sonat otherwise agrees or Zilkha agrees to fix such Closing Price at $39 per share; and (ix) the receipt by Zilkha of an opinion of Andrews & Kurth L.L.P. and the receipt by Sonat of an opinion of Bracewell & Patterson, L.L.P., in each case that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

     The obligation of Zilkha to effect the Merger is also subject to the satisfaction of certain additional conditions, including the absence of any breach or breaches of the representations and warranties of Sonat that would, individually or in the aggregate, have a material adverse effect, the performance in all material respects of the obligations and covenants of Sonat under the Merger Agreement and the receipt of a certificate from Sonat to such effect.

     The obligation of Sonat to effect the Merger is also subject to the satisfaction of certain additional conditions, including the absence of any breach or breaches of the representations and warranties of Zilkha that would, individually or in the aggregate, have a material adverse effect, the performance in all material respects of the obligations and covenants of Zilkha under the Merger Agreement and the receipt of a certificate from Zilkha to such effect.

     Either party to the Merger Agreement may, by an instrument in writing, waive compliance by the other party with any term or provision of the Merger Agreement on the part of such other party to be performed or complied with. See "The Merger Agreement -- Termination and Amendment."

TERMINATION OF THE MERGER

     The Merger Agreement may be terminated by either Sonat or Zilkha and the Merger abandoned under certain circumstances, including, but not limited to, the following: (i) the Merger has not been consummated by May 31, 1998, provided that the terminating party has not breached any covenant, agreement or other contractual obligation in the Merger Agreement in any manner that results in the failure of the Merger to be consummated; (ii) any law or regulation makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree enjoining Sonat or Zilkha from consummating the Merger has been entered and become final and non-appealable; or (iii) the Stock Issuance was not approved by the Sonat stockholders after the matter has been presented to them for a vote at the Special Meeting.

     The Merger Agreement may also be terminated prior to the Effective Time, before or after approval by the Sonat stockholders of the Stock Issuance, by the mutual consent of Sonat and Zilkha.

     If the Merger Agreement is terminated (i) by Sonat or Zilkha because the Sonat stockholders do not approve the Stock Issuance after the matter shall have been presented to them for a vote, (ii) by Sonat after May 31, 1998 and prior to the approval of the Stock Issuance by its stockholders at the Special Meeting, or (iii) by Sonat after May 31, 1998 and prior to the consummation of the Merger because the Closing Price is less than $39 per share, Sonat will pay Zilkha $25 million in lieu of any other damages resulting from such termination. If the Merger Agreement is terminated because the Sonat stockholders do not approve the Stock Issuance after the Sonat Board has withdrawn or modified in a manner adverse to Zilkha its favorable recommendation regarding the Stock Issuance, Sonat will pay Zilkha $50 million in lieu of any other damages resulting from such termination. See "The Merger Agreement -- Termination and Amendment."

COMPARATIVE RIGHTS OF HOLDERS OF SONAT COMMON STOCK AND ZILKHA STOCK

     The rights of holders of Zilkha Stock are currently governed by Delaware law, the Zilkha Certificate of Incorporation (the "Zilkha Charter") and the Zilkha By-laws (the "Zilkha By-laws"). If the Merger is consummated and becomes effective pursuant to the terms of the Merger Agreement, the rights of former Zilkha stockholders will continue to be governed by Delaware law. However, the terms of the Zilkha Charter and Zilkha By-laws differ in several respects from Sonat's Restated Certificate of Incorporation (the "Sonat Charter") and the Sonat By-laws. Hence, the rights of the Zilkha stockholders and the Sonat stockholders are not identical. See "Comparison of the Rights of Holders of Sonat Common Stock and Zilkha Stock" for a description of such differences.

ACTION BY ZILKHA STOCKHOLDERS

     Effective as of November 22, 1997, the three Zilkha stockholders executed a unanimous written consent approving the Merger, the Merger Agreement and the transactions contemplated thereby as required by the DGCL. The Zilkha stockholders have agreed not to rescind the foregoing approval unless Zilkha terminates the Merger Agreement as permitted by the terms thereof. See "The Merger Agreement -- Stockholders' Approvals -- Zilkha."

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus contains or incorporates by reference forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of Sonat and Zilkha such as statements of estimated oil and gas production and reserves, drilling plans, future exploratory and development drilling success, future earnings and cash flows, anticipated capital expenditures and managements' strategies, plans and objectives as set forth under "The Merger -- Background of the Merger,"
"-- Reasons for the Merger; Recommendations of the Sonat Board," "-- Opinion of Merrill Lynch" and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. The following important factors, in addition to those discussed elsewhere in this Proxy Statement/Prospectus and in the documents which are incorporated herein by reference, could affect the future results of the energy industry in general, and Sonat and/or Zilkha in particular, and could cause those results to differ materially from those expressed in such forward-looking statements: risks incident to the drilling and operation of oil and gas wells; future production and development costs; the effect of existing and future laws and regulatory actions; the political and economic climate in the United States and elsewhere in the world; the effect of changes in commodity prices, hedging activities and conditions in the capital markets; a significant delay in the expected closing of the Merger; and competition from others in the energy industry. For additional information with respect to these and other factors, see Sonat's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 that are incorporated by reference herein.

                     MARKET PRICE AND DIVIDEND INFORMATION

     The Sonat Common Stock is listed and traded on the NYSE and the PSE, and the Zilkha Stock is privately held. The following table sets forth the high and low trading prices per share of the Sonat Common Stock on the NYSE for the periods indicated as reported in published financial sources and the dividends declared per share for such periods:

                                                             SONAT COMMON      SONAT
                                                             STOCK PRICES    DIVIDENDS
                                                             ------------    DECLARED
                                                             HIGH    LOW     PER SHARE
                                                             ----    ----    ---------
1995
  First Quarter............................................  $ 303/8 $ 26      $0.27
  Second Quarter...........................................    33      293/4    0.27
  Third Quarter............................................    331/2   291/4    0.27
  Fourth Quarter...........................................    361/4   273/4    0.27
1996
  First Quarter............................................    371/4   311/8    0.27
  Second Quarter...........................................    453/8   361/8    0.27
  Third Quarter............................................    471/2   41       0.27
  Fourth Quarter...........................................    543/4   441/8    0.27
1997
  First Quarter............................................    57      451/2    0.27
  Second Quarter...........................................    591/8   505/8    0.27
  Third Quarter............................................    541/4   453/8    0.27
  Fourth Quarter (through December 26, 1997)...............    515/16   421/4    0.27

     On November 21, 1997, the last full trading day prior to the first public announcement of the execution of the Merger Agreement, the reported high and low sale prices per share and closing price per share of Sonat Common Stock on the NYSE were $46 5/16, $45 9/16 and $45 5/8, respectively. On December 26, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the reported high and low sale prices per share and closing price per share of Sonat Common Stock on the NYSE were $44 5/8, $44 1/16 and $44 5/16, respectively.

     Stockholders are urged to obtain current market quotations for shares of Sonat Common Stock.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data for Sonat and Zilkha and unaudited pro forma and combined per share data after giving effect to the proposed Merger on a pooling of interests basis at the closing price of the Sonat Common Stock on the NYSE on December 8, 1997 of $44 9/16 per share. Historical Earnings and Cash Dividends per Common Share are presented for the nine months ended September 30, 1997 and for each of the years in the three-year period ended December 31, 1996. Pro Forma Book Value per Common Share is presented as of September 30, 1997 and December 31, 1996. The data should be read in conjunction with the historical consolidated financial statements and the notes thereto, the selected historical consolidated financial data and the unaudited pro forma combined financial statements included in this Proxy Statement/Prospectus and the separate historical consolidated financial statements of Sonat and the notes thereto incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the beginning of the earliest period presented and should not be construed as indicative of future operations.

                                                       NINE MONTHS
                                                          ENDED          YEARS ENDED DECEMBER 31,
                                                      SEPTEMBER 30,   ------------------------------
                                                          1997          1996       1995       1994
                                                      -------------   ---------   -------   --------
HISTORICAL -- SONAT
  Earnings per Common Share(a)......................    $   1.35      $    2.33   $  2.24   $   1.62
  Cash Dividends per Common Share...................         .81           1.08      1.08       1.08
  Book Value per Common Share(b)....................       18.65          18.34     17.21      16.11
HISTORICAL -- ZILKHA
  Earnings (Loss) per Common Share(a)...............    $(484.74)     $  459.26   $121.97   $(119.95)
  Cash Dividends per Common Share...................          --             --        --         --
  Book Value per Common Share(b)....................      449.39         992.49    456.53     294.57
PRO FORMA PER COMMON SHARE DATA
  Earnings per Common Share(c)......................    $    .74      $    2.17   $  1.86   $   1.22
  Cash Dividends per Common Share(d)................         .81           1.08      1.08       1.08
  Book Value per Common Share at End of Period......       14.51          15.10

---------------

(a) The Historical Earnings per Common Share is based upon the weighted average number of common shares of Sonat and Zilkha outstanding for each period.

(b) The Historical Book Value per Common Share is computed by dividing stockholders' equity by the number of shares of Common Stock outstanding at the end of each period.

(c) The Pro Forma Earnings per Common Share is based upon the weighted average number of common shares outstanding for each period after giving effect to the proposed Merger on a pooling of interests basis at the closing price of the Sonat Common Stock on the NYSE on December 8, 1997 of $44 9/16 per share (approximately 23.4 million shares).

(d) The Pro Forma Cash Dividends per Common Share is based upon the historical cash dividends per Common Share paid by Sonat.

        SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SONAT

     The following selected financial data for the five years ended December 31, 1996 are derived from the audited consolidated financial statements of Sonat. The financial data for the nine-month periods ended September 30, 1997 and 1996, are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Sonat Inc. considers necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included and incorporated by reference herein. See "Available Information" and "Incorporation of Documents by Reference."

                                       NINE MONTHS ENDED
                                         SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                   -------------------------   -----------------------------------------------
                                      1997          1996        1996      1995      1994      1993      1992
                                   -----------   -----------   -------   -------   -------   -------   -------
                                   (UNAUDITED)   (UNAUDITED)
                                                (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.......................      $ 2,911       $ 2,077   $ 3,395   $ 1,990   $ 1,736   $ 1,741   $ 1,484
  Operating Income...............          201           233       341       189       169       233       211
  Income from Continuing
     Operations..................          116           134       201       193       141       265       101
  Income from Continuing
     Operations per Common
     Share.......................         1.35          1.56      2.33      2.24      1.62      3.05      1.17
BALANCE SHEET DATA (AT END OF
  PERIOD)
  Total Assets...................      $ 4,185       $ 3,488   $ 3,775   $ 3,511   $ 3,531   $ 3,214   $ 3,165
  Debt Maturing Within One
     Year........................          243           182       212       238       219       233        20
  Long-term Debt.................        1,161           868       872       770       963       741     1,176
  Stockholders' Equity...........        1,599         1,537     1,584     1,483     1,392     1,363     1,172
  Common Shares Outstanding (in
     thousands)..................       85,746        86,174    86,402    86,167    86,381    87,158    86,077
  Cash Dividends Declared per
     Common Share................         0.81          0.81      1.08      1.08      1.08      1.04      1.00
CASH FLOW DATA
  Net Cash Provided by Operating
     Activities..................      $   424       $   425   $   501   $   184   $   511   $   454   $   361
  Net Cash Provided by (Used in)
     Investing Activities........         (565)         (403)     (482)       92      (601)     (189)      (30)
  Net Cash Provided by (Used in)
     Financing Activities........          209           (39)      (26)     (248)       89      (312)     (296)

       SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ZILKHA

     The following selected financial data for the three years ended December 31, 1996 are derived from the audited consolidated financial statements of Zilkha. The financial data for the nine-month periods ended September 30, 1997 and 1996 and the two years ended December 31, 1993, are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Zilkha considers necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein. See "Index to Financial Statements -- Zilkha Energy Company."

                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                               -------------------------   --------------------------------------------------------
                                  1997          1996        1996      1995       1994        1993          1992
                               -----------   -----------   -------   -------   --------   -----------   -----------
                               (UNAUDITED)   (UNAUDITED)                                  (UNAUDITED)   (UNAUDITED)
                                                (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues...................     $    142       $   121   $   165   $   148   $     75      $     34       $    33
  Operating Income
     (Loss)(1)...............          (43)           (6)       (1)       19         (9)          (23)           (4)
  Net Income (Loss)(2).......          (35)           35        37        11         (7)           (7)           (2)
  Income (Loss) per Common
     Share...................      (484.74)       443.22    459.26    121.97    (119.95)      (117.00)       (54.19)
BALANCE SHEET DATA (AT END OF
  PERIOD)
  Total Assets...............     $    301       $   207   $   252   $   215   $    175      $    111       $    54
  Debt Maturing Within One
     Year....................            4             4         4         4          6             4            --
  Long-term Debt.............          190            85       109        36         31            24            --
  Stockholders' Equity.......           34            69        74        34         22            30            14
  Common Shares Outstanding
     (in thousands)..........           75            75        75        75         75            75            75
  Cash Dividends Declared
     per Common Share........           --            --        --        --         --            --            --
CASH FLOW DATA
  Net Cash Provided by
     Operating Activities....     $    107       $    89   $   120   $   117   $    107      $     16       $    13
  Net Cash Used in Investing
     Activities..............         (184)          (49)     (102)     (113)      (101)          (38)           (6)
  Net Cash Provided by (Used
     in) Financing
     Activities..............           82           (37)      (13)        3         (6)           23            (5)

---------------

(1) Operating loss for the nine months ended September 30, 1997 and the year ended December 31, 1996 included impairments of oil and gas properties of $13 million and $4 million, respectively.

(2) Net income for the nine months ended September 30, 1996 and the year ended December 31, 1996 included a pre-tax gain of $65 million recognized on the sales of oil and gas properties.

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following table sets forth summary unaudited pro forma combined financial data which are presented to give effect to the Merger under the pooling of interests method of accounting. The income statement data for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997, assume that the Merger had been consummated at the beginning of the earliest period presented. The balance sheet data assume that the Merger had been consummated on September 30, 1997. The unaudited pro forma combined financial data do not reflect any cost savings and other synergies anticipated by Sonat management as a result of the Merger and are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated at the beginning of the earliest period presented, nor are they necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read in conjunction with the historical consolidated financial statements of Sonat and Zilkha, including the notes thereto, included or incorporated by reference in this Proxy Statement/Prospectus and the unaudited pro forma combined financial statements contained elsewhere herein. See "Available Information," "Incorporation of Documents by Reference," "Index to Financial Statements -- Zilkha Energy Company" and "Index to Financial Statements -- Sonat Inc. and Zilkha Energy Company."

                                          NINE MONTHS
                                             ENDED                YEARS ENDED DECEMBER 31,
                                         SEPTEMBER 30,      ------------------------------------
                                             1997             1996          1995          1994
                                         -------------      --------      --------      --------
                                            (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.............................    $  3,053         $  3,560      $  2,138      $  1,811
  Operating Income(1)..................         158              340           208           159
  Earnings.............................          81              238           204           134
  Income per Common Share..............         .74             2.17          1.86          1.22
  Weighted Average Number of Common
     Shares Outstanding (in
     thousands)........................     109,453          109,658       109,717       110,566

                                         SEPTEMBER 30,
                                             1997
                                         -------------
BALANCE SHEET DATA
  Cash and Cash Equivalents............     $  120
  Investments..........................        526
  Total Assets.........................      4,465
  Long-term Debt.......................      1,351
  Stockholders' Equity.................      1,584
  Common Shares Outstanding (in
     thousands)........................    109,193

---------------

(1) Pro forma operating income does not include estimated costs to complete the combination of Sonat and Zilkha under pooling of interests accounting. These costs, which primarily relate to compensation, seismic use and transfer fees and other transaction costs, are currently estimated to be approximately $49.2 million, net of a tax benefit of $25.7 million. Such costs will be charged to operations when incurred. It is expected that a substantial portion of the expenses will be recorded in the fourth quarter of 1997 and the balance in the first quarter of 1998.

                              THE SPECIAL MEETING

GENERAL

     The Special Meeting will be held at 11:00 a.m., local time, on Friday, January 30, 1998, at the Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas 77010 for the purpose set forth in the Notice of Special Meeting and as described below. This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Sonat Board of proxies to be used at the Special Meeting. Any person executing a proxy card may revoke it prior to its exercise by filing with the Secretary of Sonat prior to or at the Special Meeting, at the address specified under the caption "Available Information" in this Proxy Statement/Prospectus, either an instrument revoking the proxy or a duly executed proxy card bearing a later date.

PURPOSE OF THE SPECIAL MEETING

     The purpose of the Special Meeting is to: (i) consider and vote upon the Proposal to approve the Stock Issuance in accordance with the Merger Agreement; and (ii) transact such other business as may properly come before the Special Meeting.

RECORD DATE; SHARES ENTITLED TO VOTE

     Only holders of record of shares of Sonat Common Stock at the close of business on December 26, 1997, the Record Date, are entitled to notice of and to vote at the Special Meeting. On the Record Date, there were 85,857,047 shares of Sonat Common Stock outstanding. Each share of Sonat Common Stock will be entitled to one vote on each matter to be acted upon at the Special Meeting.

QUORUM; VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     Quorum. The Sonat By-laws require the holders of a majority of the outstanding shares of Sonat Common Stock to be present in person or by proxy for any action to be taken with respect to the Proposal. For purposes of determining whether this quorum requirement is met, abstentions and broker non-votes received in connection with properly signed and returned proxies will be counted as shares present.

     Vote Required. The affirmative vote of the holders of a majority of the shares of Sonat Common Stock present in person or by proxy and entitled to vote is required to approve the Stock Issuance, provided that the total number of votes cast (excluding abstentions and broker non-votes) on the Stock Issuance represents more than 50% of the outstanding shares of Sonat Common Stock entitled to vote thereon at the Special Meeting, as required by applicable NYSE rules. An abstention with respect to the Stock Issuance will have the effect of a vote cast against the Proposal. Brokers who hold shares of Sonat Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Assuming that a quorum is present at the Special Meeting, any shares which are not voted by such brokers at the Special Meeting will have no effect upon the outcome of the vote with respect to the Stock Issuance.

     Security Ownership of Management. As of the Record Date, the directors and executive officers of Sonat owned approximately 0.5% of the outstanding shares of Sonat Common Stock entitled to vote at the Special Meeting. Each of the directors and executive officers of Sonat has advised Sonat that he or she plans to vote or to direct the vote of all shares of Sonat Common Stock owned by him or her and entitled to vote in favor of the Stock Issuance.

PROXIES

     All shares of Sonat Common Stock represented by properly executed proxies received prior to or at the Special Meeting, and not duly and timely revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted FOR the approval of the Proposal. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the Special Meeting, will not be voted. Accordingly, since the affirmative vote of a majority of shares present and entitled to vote is required for approval of the Proposal, a proxy marked "ABSTAIN" will have the effect of a vote against the Proposal. Shares represented by "broker non-votes" (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote) will be counted for purposes of determining whether there is a quorum at the Special Meeting. In accordance with NYSE rules, brokers and nominees are precluded from exercising their voting discretion with respect to the approval and adoption of the Proposal and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote such shares with respect to the approval and adoption of such proposal. Since the affirmative vote of a majority of the Sonat Common Stock present and entitled to vote is required to approve the Proposal (provided that the number of votes cast represents more than 50% of the outstanding shares of Sonat Common Stock), a "broker non-vote" or the failure to be present in person or by proxy at the Special Meeting will have no effect upon the outcome of the vote with respect to the Proposal.

     The Sonat Board is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, the persons appointed as proxies will have discretion to vote or act thereon according to their judgment. Such adjournments may be for the purpose of soliciting additional proxies. Sonat does not currently intend to seek an adjournment of the Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked at any time before such proxy is voted. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy.

     The cost of soliciting proxies will be borne by Sonat. In addition to the use of the mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners, and Sonat will, upon request, reimburse them for their reasonable expenses. Sonat has retained D.F. King & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation at a maximum fee of $10,000 plus expenses. To the extent necessary in order to ensure sufficient representation at its Special Meeting, Sonat may request by telephone, telegram or in person the return of proxy cards. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Stockholders are urged to send in their proxies without delay.

                                 THE COMPANIES

SONAT

     Sonat is a diversified energy holding company. It is engaged through Sonat Exploration Company in domestic oil and natural gas exploration and production, through Southern Natural Gas Company and Citrus Corp. in the transmission and storage of natural gas, and through Sonat Energy Services Company in natural gas and electric power marketing. Sonat has interests in oil and gas producing properties in Louisiana, Texas, Oklahoma, Arkansas, Alabama, New Mexico, Kansas and the Gulf of Mexico. At December 31, 1996, its total proved equivalent reserves were approximately 2 Tcfe.

ZILKHA

     Zilkha is a private oil and gas exploration, development and production company operating primarily offshore in the Gulf of Mexico. It holds the industry's largest net leasehold position in the shallow water area of the Gulf of Mexico. Zilkha has an ownership interest in approximately 390 state and federal lease blocks, of which approximately 340 lease blocks (covering approximately 1.4 million net acres) are undeveloped. Zilkha has a contractual interest (with rights to drill to earn) in approximately 200,000 additional undeveloped acres. It also has licensed or contracted to license 3-D seismic data covering approximately 6,100 lease blocks in both shallow and deep water areas of the Gulf of Mexico. Zilkha's total proved reserves at July 1, 1997 were 415 Bcfe.

NEWCO

     Newco is a wholly owned subsidiary of Sonat, incorporated in Delaware on December 4, 1997, for the purpose of effectuating the Merger and the other transactions contemplated by the Merger Agreement. Prior to the consummation of the Merger, Newco will not engage in any activity other than activities related to the transactions contemplated by the Merger Agreement. Newco's principal executive offices are located at 4 Greenway Plaza, Houston, Texas 77046.

                                   THE MERGER

GENERAL

     At the Effective Time of the Merger, Newco will be merged with and into Zilkha, with Zilkha surviving the Merger as a wholly-owned subsidiary of Sonat. In the Merger, the shares of Zilkha Stock issued and outstanding immediately before the Effective Time, without any action on the part of the holders thereof, will be converted into the right to receive, without interest, an aggregate number of shares of Sonat Common Stock equal to the quotient of: (i) $1,044,850,000 divided by (ii) the Closing Price; provided that, for purposes of the foregoing determination, in no event shall the Closing Price be more than $51 per share nor, unless Sonat otherwise agrees, less than $39 per share. Each share of Sonat Common Stock issued to holders of Zilkha Stock in the Merger will be issued together with one associated Sonat Right under the Sonat Rights Plan. Cash will be paid in lieu of fractional shares of Sonat Common Stock. The Merger will become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware with respect to the Merger, which is currently expected to occur after receipt of requisite regulatory and stockholder approvals and the satisfaction of the other conditions set forth in the Merger Agreement.

     At Closing Prices of $51, $39 and $44 5/16 per share (the closing price of the Sonat Common Stock on the NYSE on December 26, 1997), Sonat would issue to the Zilkha stockholders approximately 20.5 million, 26.8 million and 23.6 million shares, respectively, of Sonat Common Stock in the Merger, representing approximately 19.3%, 23.8% and 21.5%, respectively, of the Sonat Common Stock outstanding after giving effect to the Merger.

BACKGROUND OF THE MERGER

     Pursuant to a letter dated August 12, 1997, Zilkha engaged the investment banking firm of Goldman, Sachs & Co. ("Goldman Sachs") as financial advisor in connection with the possible sale of all or a portion of Zilkha. In early September 1997, Goldman Sachs contacted Sonat to determine whether Sonat had any interest in acquiring Zilkha. On September 12, 1997, Sonat signed a confidentiality agreement and subsequently received a copy of a descriptive memorandum covering various aspects of Zilkha's business. At about the same time, Sonat retained Merrill Lynch to assist it in its evaluation and possible acquisition of Zilkha. On October 6, 1997, Sonat submitted a non-binding indication of interest to acquire Zilkha for shares of Sonat common stock in a transaction that qualified for pooling of interests accounting treatment. Sonat and its advisors were invited to visit Zilkha's data room on October 13 and 14, 1997, and confer with Zilkha's management. Representatives of Sonat revisited Zilkha's data room on November 3 and 11, 1997. On October 24, 1997, the Sonat Board authorized management to submit a proposal for the acquisition of Zilkha and, if such proposal was accepted, negotiate a definitive agreement relating to the acquisition of Zilkha within specified economic parameters and subject to certain conditions, including the receipt of an opinion from Merrill Lynch that the final terms of the definitive agreement were fair to Sonat from a financial point of view. By letter dated October 29, 1997, Sonat was invited to submit a definitive proposal for the acquisition of Zilkha no later than noon, Houston time, on November 17, 1997. On November 6, 1997, Ronald L. Kuehn, Jr., Donald G. Russell and William A. Smith, senior officers of Sonat, made a presentation and responded to questions from Messrs. Selim and Michael Zilkha, Zilkha's management and their advisors regarding Sonat. On November 12, 1997, representatives of Zilkha's legal and financial advisors reviewed the bidding process and a draft form of merger agreement that had been prepared by Zilkha's legal counsel with representatives of Sonat and its legal and financial advisors.

     On November 17, 1997, Sonat submitted a definitive proposal to acquire Zilkha in exchange for shares of Sonat Common Stock pursuant to a merger transaction that qualified for pooling of interests accounting treatment. Sonat's proposal was predicated on a total enterprise value for Zilkha of $1.325 billion, before deducting approximately $211.9 million in outstanding liabilities at September 30, 1997 (net of current assets and other investments) and paying approximately $68.3 million in other costs (primarily transaction costs) that were not accrued at September 30, 1997. The proposal was accompanied by suggested changes in a draft merger agreement that had been prepared by Zilkha's counsel. Representatives of Goldman Sachs and Merrill Lynch exchanged clarifying information on November 18 and 19, 1997. On Wednesday, November 19, 1997, Goldman Sachs notified Merrill Lynch that Zilkha was prepared to commence negotiations with Sonat the next day with a view to developing a mutually acceptable definitive merger agreement. Sonat, Zilkha and their respective financial and legal advisors commenced negotiating the terms of the Merger Agreement on November 20, 1997 and completed their negotiations on November 22, 1997. Concurrently with the negotiation of the Merger Agreement, representatives of Zilkha and its legal and financial advisors completed a due diligence review of Sonat. The Merger Agreement was signed on November 22, 1997. At that time Merrill Lynch delivered the Fairness Opinion, and Sonat signed an amendment to the Rights Agreement permitting the execution of the Merger Agreement and the consummation of the Merger. See Exhibit G to the Merger Agreement. The execution of the Merger Agreement was publicly announced on the afternoon of November 23, 1997.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE SONAT BOARD

     Sonat believes that its exploration and production business segment enhances long-term growth for its stockholders. While Sonat has developed a significant and successful presence in several onshore producing regions and has grown its overall total proved equivalent reserves from approximately 1.2 Tcfe at the end of 1992 to approximately 2 Tcfe at the end of 1996, it has not been able to acquire and develop a suitable property inventory in the shallow water area of the Gulf of Mexico, an historically prolific oil and gas producing area. Sonat believes that advanced 3-D seismic technology will facilitate the discovery and production of significant oil and gas reserves from the shallow water of the Gulf of Mexico. In addition, Sonat believes that an active Gulf of Mexico exploratory program will complement and enhance Sonat's existing and future onshore exploratory programs, including its Cotton Valley Pinnacle Reef and Austin Chalk exploratory drilling programs which it does not plan to curtail because of the Zilkha acquisition. Because offshore reserves typically have a higher production rate than onshore reserves, Sonat has also thought it desirable to better balance its production by having a mix of offshore and onshore reserves in its property portfolio. Accordingly, within the last year Sonat has evaluated other oil and gas companies with operations in the Gulf of Mexico with a view toward a possible acquisition and has also considered various other strategies for increasing exposure to opportunities in the Gulf of Mexico, such as joint ventures and a more active lease sale participation.

     At a meeting of the Sonat Board on October 24, 1997, Donald G. Russell, the Chairman and Chief Executive Officer of Sonat's oil and gas subsidiary and a director of Sonat, and two of his associates made a presentation in support of Sonat's acquisition of Zilkha. Following a discussion of strategic considerations, Zilkha's management, reserve base, exploratory prospects and financial results and other relevant matters, the Sonat Board unanimously approved the submission by Sonat of a non-binding merger proposal to acquire all the outstanding capital stock of Zilkha in exchange for shares of Sonat Common Stock having a value not in excess of a specified sum in a transaction that qualified for pooling of interests accounting treatment. In the event that Zilkha accepted Sonat's proposal, the senior officers of Sonat were authorized to negotiate, execute and deliver an agreement providing for the merger of a newly-created subsidiary of Sonat into Zilkha and embodying such other terms as the senior officer executing the agreement deemed appropriate; provided that prior to the execution of such agreement, Merrill Lynch delivered an opinion to Sonat that the terms of the definitive merger agreement were fair to Sonat from a financial point of view. The Sonat Board unanimously authorized a merger meeting the foregoing criteria and determined that any such merger would be fair to, and in the best interests of, the Sonat stockholders.

     At a meeting held on December 5, 1997, the Sonat Board reviewed and discussed the definitive Merger Agreement, the Fairness Opinion, a draft of this Proxy Statement/Prospectus and an analytical report prepared by Merrill Lynch in support of its Fairness Opinion. Based upon the foregoing, the Sonat Board unanimously concluded that the terms of the Merger Agreement were consistent with the authority granted to the senior officers of Sonat at its October 24, 1997 meeting and, accordingly, ratified the execution of the Merger Agreement and confirmed the authority of Sonat and its officers to perform their respective obligations thereunder. Since the Merger and the Merger Agreement meet the criteria approved by the Sonat Board at its October 24, 1997 meeting, the Sonat Board recommends that Sonat's stockholders vote "FOR" approval of the Stock Issuance.

     In reaching its determination at the October 24, 1997 meeting, the Sonat Board consulted with Sonat's management and considered the following:

          (i) Gulf of Mexico Strategy and Potential For Growth. The belief that an acquisition of Zilkha would make Sonat one of the leading independent oil and gas companies in the shallow water area of the Gulf of Mexico thereby significantly increasing Sonat's growth opportunities in its exploration and production business segment.

          (ii) Zilkha's Prospect Inventory. (a) Zilkha's approximately 1.4 million net acres of undeveloped state and federal offshore lease acreage, representing the largest such position in the shallow water area of the Gulf of Mexico; (b) its three-year exploratory drilling inventory embodying more than 70 identified prospects; and (c) the 3-D seismic data covering approximately 6,100 lease blocks located in both the shallow and deep water areas of the Gulf of Mexico that Zilkha has licensed or contracted to license.

          (iii) Zilkha's Five-Year Record. The record of Zilkha's professionals and senior managers since 1992, including: (a) a 66% success rate on the 79 gross offshore exploratory wells drilled through September 1997; (b) a weighted average finding cost of $.87 per Mcfe (calculated on a full cost method of accounting); (c) a 68% annual compound growth rate in production through the end of 1996 (excluding production associated with assets sold);
     (d) a compound annual growth rate of 49% in proved reserves through the end of 1996; and (e) a compound annual growth rate of 98% in discretionary cash flow through the end of 1996 (excluding production associated with assets sold).

          (iv) Complementary Strategic Combination. The belief that the highly complementary management and operating expertise, personnel, asset portfolios and financial attributes of Sonat and Zilkha should provide the combined company with substantial opportunities for growth by matching Zilkha's inventory of exploratory prospects with Sonat's substantial financial resources.

          (v) Balanced Reserve Portfolio. The belief that the Zilkha acquisition not only offers an opportunity for significant reserve additions and production growth in the Gulf of Mexico but also affords a balance to Sonat's existing onshore acreage which has been the backbone of Sonat's exploration program over the last several years.

          (vi) Transaction Terms. The terms of the Merger Agreement, including pooling of interests accounting treatment.

          (vii) Immediate Cash Flow and Earnings Per Share Accretion. The expectation that the Merger will be accretive to Sonat's cash flow from operations and earnings per share in 1998 and 1999.

          (viii) Advice of Financial Advisor. The receipt of the opinion of Sonat's financial advisor, Merrill Lynch, described below, as to the fairness to Sonat from a financial point of view of the Merger Consideration prior to the execution of the Merger Agreement by a senior officer of Sonat. See "-- Opinion of Merrill Lynch."

          (ix) Certain Risks. The potential risks associated with the Merger, including the uncertainties inherent in any evaluation of exploratory properties and proved reserves and the possibilities that the combined company may not be able to retain and successfully integrate key personnel of Sonat and Zilkha, that the combined company may not realize significant operational or financial synergies, and that the Merger could be disruptive to the businesses or operations of Sonat and Zilkha.

     The foregoing discussion sets forth the material information and factors considered by the Sonat Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Sonat Board did not find it practicable or necessary to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Sonat Board may have given different weights to different factors.

OPINION OF MERRILL LYNCH

     Sonat retained Merrill Lynch to act as its exclusive financial advisor in connection with the Merger. On November 22, 1997, Merrill Lynch rendered its oral opinion, later confirmed in writing (the "Fairness Opinion"), to Sonat that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration was fair from a financial point of view to Sonat.

     THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS APPENDIX B HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS OF SONAT ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE FAIRNESS OPINION WAS PROVIDED TO THE SONAT BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE MERGER CONSIDERATION TO SONAT AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY SONAT TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO SONAT'S STOCKHOLDERS AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE ON THE APPROVAL OF THE STOCK ISSUANCE OR ANY MATTER RELATED THERETO.

     The Merger Consideration was determined through negotiations between Zilkha and Sonat and was authorized by the Sonat Board.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Fairness Opinion or the presentation made by Merrill Lynch to the senior officer of Sonat who was prepared to execute the definitive merger agreement on behalf of Sonat. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the Fairness Opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Zilkha or Sonat. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, the requirement for the delivery of the Fairness Opinion was among several factors taken into consideration by the Sonat Board in making its determination to authorize the Merger Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Sonat Board or Sonat's management with respect to the fairness of the Merger Consideration.

     In arriving at the Fairness Opinion, Merrill Lynch, among other things: (i) reviewed certain publicly available business and financial information relating to Sonat that Merrill Lynch deemed to be relevant, and with respect to Zilkha, the information contained in the Zilkha Offering Memorandum dated September 1997 (the "Offering Memorandum"); (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Zilkha and Sonat furnished to Merrill Lynch by Sonat, and certain estimates of Zilkha's and Sonat's proved, probable and possible reserves, the projected annual production of such reserves and predicted exploration successes and related production of such reserves (the "Exploratory" reserves), as well as a Reserve Report prepared by William M. Cobb & Associates, Inc. for Zilkha and furnished to Merrill Lynch by Sonat (the "Projected Reserve Developments");
(iii) conducted discussions with members of senior management and representatives of Sonat concerning the matters described in clauses (i) and
(ii) above, as well as the businesses and prospects of Zilkha and Sonat before and after giving effect to the Merger; (iv) reviewed the market prices and valuation multiples for the Sonat Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (v) reviewed the results of operations of Zilkha and Sonat and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; (vii) participated in certain discussions and negotiations among representatives of Zilkha and Sonat and their financial and legal advisors;
(viii) reviewed the potential pro forma impact of the Merger; (ix) reviewed a draft, dated November 21, 1997, of the Merger Agreement; and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing the Fairness Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Zilkha or Sonat and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of Zilkha or Sonat. With respect to the financial forecast information, (including the estimates of the timing and expense associated with Zilkha's conversion from full cost accounting to successful efforts accounting and other transaction costs and expenses), Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of Zilkha's or Sonat's management as to the expected future financial performance of Zilkha or Sonat, as the case may be, and Merrill Lynch relied upon the foregoing in preparing the Fairness Opinion. With respect to the reserves, predicted production and related information, and estimates of predicted exploration successes and related information of Zilkha and Sonat furnished to Merrill Lynch by Sonat and discussed with Merrill Lynch by Sonat, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of Zilkha's or Sonat's management as to the reserves, predicted production and predicted exploration success and related information of Zilkha or Sonat, as the case may be, and Merrill Lynch relied upon the foregoing in preparing the Fairness Opinion. Merrill Lynch further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. In addition, Merrill Lynch assumed that Sonat will not deliver Sonat Common Stock in excess of the quotient of (i) $1,044,850,000 divided by (ii) $39. Merrill Lynch also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by Merrill Lynch.

     For purposes of rendering the Fairness Opinion, Merrill Lynch assumed, in all respects material to its analyses, that the representations and warranties of each party to the Merger Agreement and all related documents and instruments contained therein were true and correct, that each party to such documents will perform all of the covenants and agreements required to be performed by such party under such documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

     The Fairness Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. Sonat did not impose any limitations on the scope of Merrill Lynch's analyses.

     The following is a brief summary of the material analyses performed by Merrill Lynch in connection with its preparation of the Fairness Opinion.

     Zilkha Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Merrill Lynch calculated the present value of the after-tax future cash flows that Zilkha could be expected to generate after January 1, 1998 based upon (i) the Projected Reserve Developments and (ii) oil and natural gas price forecasts under the following two distinct pricing scenarios: (i) Flat Price and
(ii) Escalated Price (the "Pricing Scenarios").

     The natural gas price forecasts were based on Henry Hub natural gas prices and on a standard heating value of 1,000 British Thermal Units per cubic foot of natural gas. Adjustments were made to the natural gas price forecasts to reflect location and quality differentials. In the Flat Price scenario, the unadjusted natural gas price per Mcf for the year 1998 was assumed to be $2.25 and was assumed to remain at that price thereafter. In the Escalated Price scenario, unadjusted natural gas prices per Mcf for the years 1998 to 2002 were assumed to be $2.40, $2.28, $2.24, $2.33 and $2.43, respectively, and were assumed to escalate at 4% per annum thereafter.

     The oil price forecasts were based on West Texas Intermediate ("WTI") oil prices. Adjustments were made to the oil price forecasts to reflect location and quality differentials. In the Flat Price scenario, the unadjusted WTI oil price per barrel for the year 1998 was assumed to be $20.00 and was assumed to remain at that price thereafter. In the Escalated Price scenario, unadjusted WTI oil prices per barrel for the years 1998 to 2002 were assumed to be $20.53, $19.57, $19.41, $19.41, and $19.41, respectively, and were assumed to escalate at 4% per annum thereafter.

     Production forecasts and associated production costs were supplied by both Sonat ("Sonat Base Case") and Zilkha ("Zilkha Management Case") for proved, probable and possible reserves and by Sonat for Exploratory reserves. Operating expenses and maintenance capital expenditures necessary to lift and produce the proved, probable, possible and Exploratory reserves estimated in the Projected Reserve Developments were assumed to not increase in the Flat Price scenario and to increase at a rate of 4% per annum in the Escalated Price scenario. The after-tax cash flows were discounted at rates ranging from 10% to 12% for proved reserves and from 12% to 15% for probable, possible and Exploratory reserves.

     Merrill Lynch estimated Zilkha's enterprise value by adding (i) the discounted after-tax cash flows generated by Zilkha's proved, probable, possible and Exploratory reserves as estimated by Sonat management plus (ii) other assets (including seismic, systems and databases) less (iii) the present value, discounted at 10% to 12%, of projected general and administrative expenses less
(iv) estimated net debt and certain other long term liabilities as of January 1, 1998. From this analysis Merrill Lynch arrived at a range of enterprise values for Zilkha for each of the Pricing Scenarios for the Sonat Base Case and the Zilkha Management Case. For the Sonat Base Case, Merrill Lynch calculated enterprise value ranges of (i) $1,179.3 to $1,387.8 million for the Flat Price scenario and (ii) $1,256.8 to $1,497.8 million for the Escalated Price scenario. For the Zilkha Management Case, Merrill Lynch calculated enterprise value ranges of (i) $1,209.7 to $1,418.9 million for the Flat Price scenario and (ii) $1,287.0 to $1,528.3 million for the Escalated Price scenario. Additionally, Merrill Lynch estimated the sensitivity of both the Sonat Base Case and Zilkha Management Case to an increase in drilling rig dayrates. Specifically, current dayrates were assumed to increase by $20,000 over present rates during 1998 to 2000 and to increase by $6,700 over present rates during 2001 to 2002 for each of four drilling rigs assumed to be on contract throughout the analysis. Under these assumptions, Zilkha's enterprise value would be reduced by $84.9 million and $89.0 million using 15% and 12% discount rates, respectively.

     Zilkha Comparable Company Trading Analysis. Merrill Lynch reviewed and compared certain financial information, ratios and public market multiples relating to Zilkha to corresponding financial information, ratios and public market multiples for eight publicly traded corporations in the oil and gas exploration, development and production industry: Enserch Exploration Inc., Forcenergy, Inc., Houston Exploration Company, Newfield Exploration Company, Ocean Energy, Inc., Pogo Producing Company, Seagull Energy Corporation, and United Meridian Corporation (collectively, the "Selected Companies"). The Selected Companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to those of Zilkha. Merrill Lynch calculated various financial ratios for the Selected Companies and compared them to those of Zilkha. The ratios for the Selected Companies were based on publicly available information, including estimates provided by Merrill Lynch research and the Institutional Brokers Estimate System ("IBES"). Merrill Lynch calculated the following financial ratios: (i) equity market value multiples of (a) 1997 estimated discretionary cash flow ("DCF") and (b) 1998 estimated DCF and (ii) market capitalization (defined as market value of common equity plus book value of debt less cash) multiples of (a) 1997 estimated earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("EBITDE"), (b) 1998 estimated EBITDE, (c) proved reserves as of December 31, 1996 and (d) Pre-Tax SEC-10 at December 31, 1996.

     For these eight companies, the highest, average and lowest equity market value multiples of 1997 estimated DCF were 8.7x, 7.0x, and 6.0x, respectively, and of 1998 estimated DCF were 8.7x, 6.0x, and 4.9x, respectively. The highest, average and lowest market capitalization multiples of 1997 estimated EBITDE were 8.0x, 7.3x and 6.3x, respectively, of 1998 estimated EBITDE were 7.5x, 6.2x and 4.9x, respectively, of proved reserves per Mcf equivalent $3.09, $2.05 and $0.98, respectively, and of Pre-Tax SEC-10 2.00x, 1.27x and 0.66x, respectively. Merrill Lynch determined that, with respect to Zilkha, the appropriate benchmarks for market capitalization multiples for 1997 estimated DCF, 1998 estimated DCF, 1997 estimated EBITDE, 1998 estimated EBITDE, proved reserves and Pre-Tax SEC-10 were in the ranges of 6.0x to 7.0x, 5.0x to 6.5x, 6.5x to 7.5x, 5.5x to 7.0x, $2.00 to $3.00, and 1.25x to 1.75x, respectively. From the value ranges implied by these multiples, Merrill Lynch determined a composite enterprise value range for Zilkha under this method of $1.2 to $1.4 billion for the Sonat Base Case and $1.2 to $1.5 billion for the Zilkha Management Case.

     No company utilized in the above comparable companies analysis is identical to either Zilkha or Sonat. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     Zilkha Comparable Acquisition Analysis. Merrill Lynch analyzed the financial terms, to the extent publicly available, of 16 selected change of control transactions in the energy industry which were announced during the last two years which, in Merrill Lynch's judgment, were generally comparable to the transaction contemplated by the Merger ("Going Concern Approach"). Selected transactions included Chauvco Resources Ltd./Pioneer Natural Resources Company, Monterey Resources, Inc./Texaco Inc., Stampeder Exploration Ltd./Gulf Canada Resources Ltd., The Louisiana Land and Exploration Company/Burlington Resources Inc., Cairn Energy USA, Inc./The Meridian Resource Corporation, Edisto Resources Corporation and Convest Energy Corporation/Forcenergy, Inc., American Exploration Company/Louis Dreyfus Natural Gas Corp., McFarland Energy, Inc./Monterey Resources, Inc., Ashland Exploration/Statoil, Greenhill Petroleum/Mesa, Inc., Parker & Parsley Petroleum Company/Mesa, Inc., Belden & Blake Energy Company/Texas Pacific Group, Energy Development Corporation/Noble Affiliates, Inc., Global Natural Resources, Inc./Seagull Energy Corporation, Tidewest/HS Resources, Inc. and Phoenix Resources/Apache Corporation. Merrill Lynch reviewed the prices paid in such transactions in terms of (i) equity market value as a multiple of latest twelve months ("LTM") DCF, (ii) market capitalization as a multiple of LTM EBITDE and (iii) market capitalization as a multiple of Pre-Tax SEC-10. Such analysis indicated that (i) equity value as a multiple of LTM DCF ranged from 7.0x to 10.0x, (ii) market capitalization as a multiple of LTM EBITDE ranged from 7.0x to 10.0x, and (iii) market capitalization as a multiple of Pre-Tax SEC-10 ranged from 0.85x to 1.10x. Merrill Lynch then applied these multiples to the corresponding Zilkha financial measure and estimated future performance provided by Zilkha management in the Offering Memorandum and derived a theoretical range of enterprise values for Zilkha of $1.0 to $1.5 billion.

     Merrill Lynch also considered a comparable acquisition analysis of Zilkha based on recent sales of oil and gas properties located along the Gulf Coast and in the Gulf of Mexico. While this analysis yielded a lower enterprise value range for Zilkha as compared to the Going Concern Approach, Merrill Lynch determined that the Going Concern Approach more accurately reflected the value of Zilkha's proved reserves as well as its exploratory prospects, its significant seismic and acreage position and its staff's ability to generate new opportunities from such existing assets.

     Merrill Lynch is of the view that no transaction reviewed was identical to the Merger and that, accordingly, an analysis of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Zilkha that could affect the acquisition value of the companies to which it was being compared.

     Sonat Comparable Company Trading Analysis. Merrill Lynch reviewed and compared certain financial information, ratios and public market multiples relating to Sonat to corresponding financial information, ratios and public market multiples for nine publicly traded corporations in the natural gas pipeline industry: The Coastal Corporation, The Columbia Gas System, Inc., Consolidated Natural Gas Company, El Paso Natural Gas Company, Enron Corp., K N Energy, Inc., Questar Corporation, TransCanada Pipelines Limited and The Williams Companies, Inc. (collectively, the "Comparable Companies"). The Comparable Companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to those of Sonat. Merrill Lynch calculated various financial ratios for the Comparable Companies and compared them to those of Sonat. The ratios for the Comparable Companies were based on publicly available information, including estimates provided by Merrill Lynch research and IBES. Merrill Lynch calculated the following financial ratios: (i) equity market value multiples of (a) 1997 estimated earnings and (b) 1998 estimated earnings and (ii) market capitalization multiples of (a) 1997 estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") and (b) 1998 estimated EBITDA.

     For these nine companies, the highest, average and lowest equity market value multiples of 1997 estimated earnings were 23.9x, 17.9x and 14.9x, respectively, and of 1998 estimated earnings were 20.7x, 16.4x and 13.7x, respectively. The highest, average and lowest market capitalization multiples of 1997 estimated EBITDA were 11.2x, 8.5x and 7.0x, respectively, and of 1998 estimated EBITDA were 13.1x, 8.7x and 6.7x, respectively. Sonat's equity market value multiples of 1997 and 1998 estimated earnings were 18.8x and 16.3x, respectively. Sonat's market capitalization multiples of 1997 and 1998 estimated EBITDA were 7.3x and 6.6x, respectively. No company utilized in the above comparable companies analysis is identical to Sonat.

     Merger Consequences. For both the Sonat Base Case and Zilkha Management Case (using both an Escalated Price scenario and Flat Price scenario), Merrill Lynch analyzed the respective contributions of each of Sonat and Zilkha to the estimated earnings, DCF and EBITDE of the resulting company giving effect to the Merger for the years 1998 and 1999. In addition, Merrill Lynch analyzed the respective contributions of each of Sonat and Zilkha to the proved reserves, production and undeveloped acreage of the resulting company giving effect to the Merger as though it had become effective on December 31, 1996. Merrill Lynch compared the foregoing contributions to the relative ownership positions of the existing Sonat stockholders and Zilkha stockholders after the Merger. Using the Sonat Base Case based on Escalated Prices, the analysis indicated that the acquisition of Zilkha would increase estimated (i) earnings per share by 4.3% in 1998 and 33.5% in 1999, (ii) DCF by 3.7% in 1998 and 15.8% in 1999 and (iii)
EBITDE by 28.3% in 1998 and 48.1% in 1999. Using the Sonat Base Case based on Flat Prices, the analysis indicated that the acquisition of Zilkha would increase estimated (i) earnings per share by 0.9% in 1998 and 33% in 1999, (ii) DCF by 2.5% in 1998 and 15.7% in 1999 and (iii) EBITDE by 26.3% in 1998 and 47.9% in 1999. Using the Zilkha Management Case based on Escalated Prices, the analysis indicated that the acquisition of Zilkha would increase estimated (i) earnings per share by 7.5% in 1998 and 37.5% in 1999, (ii) DCF by 4.7% in 1998 and 17.1% in 1999 and (iii) EBITDE by 30.0% in 1998 and 50.3% in 1999. Using the Zilkha Management Case based on Flat Prices, the analysis indicated that the acquisition of Zilkha would increase estimated (i) earnings per share by 3.9% in 1998 and 37.1% in 1999, (ii) DCF by 3.5% in 1998 and 17.0% in 1999 and (iii)
EBITDE by 28.0% in 1998 and 50.0% in 1999. The analysis also indicated that the acquisition of Zilkha would increase (i) 1996 year-end proved reserves by 20.1%,
(ii) 1996 average production by 27.6% and (iii) 1996 year end undeveloped acreage by 136.8%.

     Merrill Lynch Financial Advisor Fee. Pursuant to a letter agreement dated September 10, 1997 between Sonat and Merrill Lynch (the "Letter Agreement"), Sonat has agreed to pay Merrill Lynch a fee of $3,000,000, if, during the period Merrill Lynch is retained by Sonat or within one year thereafter, (i) an Acquisition Transaction (as defined in the Letter Agreement) is consummated with Zilkha or, (ii) Sonat or a Sonat Affiliate (as defined in the Letter Agreement) enters into an agreement with Zilkha which subsequently results in an Acquisition Transaction, payable in cash upon the closing of such Acquisition Transaction, or in the case of a tender offer or exchange offer, as the case may be. If Sonat (including a Sonat Affiliate) receives or becomes entitled to receive a Break-up Fee (as defined in the Letter Agreement) resulting from, or as a result of, the termination of any agreement entered into by Sonat (including a Sonat Affiliate) and Zilkha the effect of which is to effect an Acquisition Transaction, Sonat agreed to pay Merrill Lynch 25% of any such Break-up Fee, subject to a maximum payment of $2,000,000, payable immediately in cash following receipt by Sonat (including any Sonat Affiliate) of any such Break-up Fee. Sonat has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of its legal counsel. Additionally, Sonat agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under federal securities laws.

     Sonat retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory and/or financing services to Sonat and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Sonat (and anticipate trading after the Merger in the securities of Sonat) for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

MAP OF OFFSHORE GULF OF MEXICO

     The map on the inside cover page of this Proxy Statement/Prospectus shows the location of the offshore lease blocks in the Gulf of Mexico in which either Sonat or Zilkha owns an interest and the portions of the Gulf of Mexico covered by the 3-D seismic data that Zilkha is licensed to use and reprocess or has contracted to license.

COMBINED OPERATIONS AFTER THE MERGER

     Following the Merger, Sonat intends to fold its offshore Gulf of Mexico exploration and development operation into the more extensive Zilkha unit. Sonat has successfully concluded negotiations with the senior managers of Zilkha (other than Michael Zilkha who will become a member of the Sonat Board) to employ them to oversee Sonat's combined Gulf of Mexico operations after the Merger. Promptly following the Merger, Sonat intends to change the name of Zilkha to Sonat Exploration GOM Inc.

ACCOUNTING TREATMENT

     The Merger is expected to be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. Under this accounting method, the historical financial information of Sonat and Zilkha will be restated to reflect the combined financial position and operations of both companies. The combined financial position, cash flows and operations will be adjusted, if appropriate, to conform the accounting practices of the companies.

U.S. FEDERAL INCOME TAX CONSEQUENCES

     See "Certain U.S. Federal Income Tax Consequences of the Merger."

SONAT GOM BOARD AND MANAGEMENT FOLLOWING THE MERGER

     If the proposed Merger is approved and consummated, holders of Zilkha Stock will become stockholders of Sonat. Sonat will remain under the direction of the Board of Directors and management of Sonat. The officers and directors of Newco immediately prior to the Effective Time will be the officers and directors of Sonat GOM, in each case until their respective successors are duly elected and qualified.

BOARD OF DIRECTORS OF SONAT FOLLOWING THE MERGER

     Immediately following the Effective Time, the Sonat Board will consist of 14 members. Two members of the Sonat Board will be Selim K. Zilkha, the sole current director of Zilkha, and his son Michael Zilkha. The remainder of the Sonat Board will be Sonat's current directors.

     Mr. Selim K. Zilkha, age 70, will be appointed a Class III director of Sonat with a term of office expiring in 1998, and Michael Zilkha, age 43, will be appointed a Class I director with a term of office expiring in 1999. As long as the Zilkhas and their affiliates own at least 8% of the outstanding Sonat Common Stock, the Sonat Board has agreed to nominate and support the reelection of the Zilkhas to the Sonat Board following the expiration of their respective terms. The Zilkhas will also be appointed to the Strategic Planning Committee of the Sonat Board.

     Mr. Selim K. Zilkha is the sole director and Chief Executive Officer of Zilkha. He has served as such since March 1984. Prior to such time, Mr. Selim K. Zilkha was a banker with Zilkha & Sons in the United States and Europe from 1947 to 1955 and in London from 1955 to 1960. In 1960, he founded Mothercare, PLC, a retail chain, catering to mothers-to-be, babies and small children in Great Britain, Europe and the United States. In January 1982, Mr. Selim K. Zilkha sold his interest in Mothercare, PLC. Mr. Selim K. Zilkha has a BA in Philosophy from Williams College.

     Mr. Michael Zilkha currently serves as Executive Vice President of Zilkha and has been with Zilkha since July 1986. He was an editor at Atlantic Monthly Press from 1985 to 1986, and from 1978 to 1985, he was President of ZE Records, an independent record production company in New York. He has an MA in French and Philosophy from Oxford University. See "The Merger Agreement -- Employee Matters" for information regarding a cash payment that Mr. Michael Zilkha will receive upon consummation of the Merger as one of the four participants in a long-term incentive compensation plan for senior managers of Zilkha.

OWNERSHIP OF SONAT FOLLOWING THE MERGER

     At Closing Prices of $51, $39 and $44 5/16 per share (the closing price of the Sonat Common Stock on the NYSE on December 26, 1997), Sonat would issue approximately 20.5 million, 26.8 million and 23.6 million shares, respectively, of Sonat Common Stock in the Merger, representing approximately 19.3%, 23.8% and 21.5%, respectively, of the Sonat Common Stock outstanding after giving effect to the Merger. Michael Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha
(1996) Annuity Trust will acquire approximately 35.6%, 59.7% and 4.7%, respectively, of the shares of Sonat Common Stock issued in the Merger. These percentages are based on a Closing Price of $44 5/16 and the amount of accrued and unpaid dividends on the Zilkha preferred stock as of December 26, 1997. Messrs. Michael Zilkha, Selim K. Zilkha and Ezra Zilkha, as trustee, have sole voting and dispositive power over the shares of Sonat Common Stock issuable in the Merger to Michael Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha
(1996) Annuity Trust, respectively.

GOVERNMENTAL AND REGULATORY APPROVALS

     Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger may not be consummated until the following steps have been taken: (i) Premerger Notification and Report Forms have been submitted and certain information has been furnished to the FTC and the Antitrust Division; and (ii) required waiting periods have expired or terminated.

     Sonat and Zilkha have agreed, pursuant to the Merger Agreement, to use their best efforts to file or cause to be filed with the FTC and the Antitrust Division such notifications as are required to be filed under the HSR Act and the rules and regulations promulgated thereunder, and to respond as promptly as practicable to any requests for additional information made by either the FTC or the Antitrust Division. Accordingly, Sonat and the Zilkhas each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division, on December 5, 1997. The required waiting period under the HSR Act was terminated on December 19, 1997.

     At any time before or after the consummation of the Merger and notwithstanding the termination of the HSR Act waiting period, any federal or state antitrust authorities could take action under the antitrust laws as they deem necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of all or part of the assets of Sonat or Zilkha. Private parties may also seek to take legal action under the antitrust laws, if circumstances permit.

     If the Antitrust Division, or any other federal or state antitrust authority, were to challenge the Merger, the consummation of the Merger could be postponed beyond May 31, 1998, in which event, either Sonat or Zilkha may terminate the Merger Agreement, pursuant to its terms, at any time after May 31, 1998. See "The Merger Agreement -- Termination and Amendment."

ABSENCE OF APPRAISAL RIGHTS

     Under the DGCL, the stockholders of Sonat are not entitled to appraisal rights with respect to the Stock Issuance. All the stockholders of Zilkha have approved the Merger, the Merger Agreement and the transactions contemplated thereby.

STOCK EXCHANGE LISTING

     It is a condition to the Merger that, upon consummation of the Merger, the shares of Sonat Common Stock constituting the Merger Consideration will be authorized for listing on the NYSE, subject only to official notice of issuance.

TREATMENT OF STOCK CERTIFICATES

     After the Effective Time, the certificates previously representing shares of Zilkha Stock will automatically, with no further action by the holder thereof, represent the right to receive the Merger Consideration.

     THE SONAT BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PROPOSAL.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SONAT INC.

     The following selected financial data for the five years ended December 31, 1996 are derived from the audited consolidated financial statements of Sonat Inc. The financial data for the nine-months period, ended September 30, 1997 and 1996, are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Sonat Inc. considers necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included and incorporated by reference herein. See "Available Information" and "Incorporation of Documents by Reference."

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                 -------------------------   -----------------------------------------------
                                    1997          1996        1996      1995      1994      1993      1992
                                 -----------   -----------   -------   -------   -------   -------   -------
                                 (UNAUDITED)   (UNAUDITED)
                                              (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.....................    $ 2,911       $ 2,077     $ 3,395   $ 1,990   $ 1,736   $ 1,741   $ 1,484
  Operating Income.............        201           233         341       189       169       233       211
  Income from Continuing
     Operations................        116           134         201       193       141       265       101
  Income from Continuing
     Operations per Common
     Share.....................       1.35          1.56        2.33      2.24      1.62      3.05      1.17
BALANCE SHEET DATA (AT END OF
  PERIOD)
  Total Assets.................    $ 4,185       $ 3,488     $ 3,775   $ 3,511   $ 3,531   $ 3,214   $ 3,165
  Debt Maturing Within One
     Year......................        243           182         212       238       219       233        20
  Long-term Debt...............      1,161           868         872       770       963       741     1,176
  Stockholders' Equity.........      1,599         1,537       1,584     1,483     1,392     1,363     1,172
  Common Shares Outstanding (in
     thousands)................     85,746        86,174      86,402    86,167    86,381    87,158    86,077
  Cash Dividends Declared per
     Common Share..............       0.81          0.81        1.08      1.08      1.08      1.04      1.00
CASH FLOW DATA
  Net Cash Provided by
     Operating Activities......    $   424       $   425     $   501   $   184   $   511   $   454   $   361
  Net Cash Provided by (Used
     in) Investing
     Activities................       (565)         (403)       (482)       92      (601)     (189)      (30)
  Net Cash Provided by (Used
     in) Financing
     Activities................        209           (39)        (26)     (248)       89      (312)     (296)

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                            OF ZILKHA ENERGY COMPANY

     The following selected financial data for the three years ended December 31, 1996 are derived from the audited consolidated financial statements of Zilkha. The financial data for the nine-month periods ended September 30, 1997 and 1996 and the two years ended December 31, 1993, are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Zilkha considers necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein. See "Index to Financial Statements -- Zilkha Energy Company."

                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                               -------------------------   --------------------------------------------------------
                                  1997          1996        1996      1995       1994        1993          1992
                               -----------   -----------   -------   -------   --------   -----------   -----------
                               (UNAUDITED)   (UNAUDITED)                                  (UNAUDITED)   (UNAUDITED)
                                                (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues...................     $    142       $   121   $   165   $   148   $     75      $     34       $    33
  Operating Income
     (Loss)(1)...............          (43)           (6)       (1)       19         (9)          (23)           (4)
  Net Income (Loss)(2).......          (35)           35        37        11         (7)           (7)           (2)
  Income (Loss) per Common
     Share...................      (484.74)       443.22    459.26    121.97    (119.95)      (117.00)       (54.19)
BALANCE SHEET DATA (AT END OF
  PERIOD)
  Total Assets...............     $    301       $   207   $   252   $   215   $    175      $    111       $    54
  Debt Maturing Within One
     Year....................            4             4         4         4          6             4            --
  Long-term Debt.............          190            85       109        36         31            24            --
  Stockholders' Equity.......           34            69        74        34         22            30            14
  Common Shares Outstanding
     (in thousands)..........           75            75        75        75         75            75            75
  Cash Dividends Declared
     per Common Share........           --            --        --        --         --            --            --
CASH FLOW DATA
  Net Cash Provided by
     Operating Activities....     $    107       $    89   $   120   $   117   $    107      $     16       $    13
  Net Cash Used in Investing
     Activities..............         (184)          (49)     (102)     (113)      (101)          (38)           (6)
  Net Cash Provided by (Used
     in) Financing
     Activities..............           82           (37)      (13)        3         (6)           23            (5)

---------------

(1) Operating loss for the nine months ended September 30, 1997 and the year ended December 31, 1996 included impairments of oil and gas properties of $13 million and $4 million, respectively.

(2) Net income for the nine months ended September 30, 1996 and the year ended December 31, 1996 included a pre-tax gain of $65 million recognized on the sales of oil and gas properties.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                                       OF
                             ZILKHA ENERGY COMPANY

OVERVIEW

     Zilkha is a private exploration, development and production company operating offshore in the Gulf of Mexico. Headquartered in Houston, Texas, Zilkha primarily focuses its drilling in the shallow water area of the Gulf of Mexico (less than 600 feet of water) and is the largest holder of net acreage in that portion of the Gulf of Mexico. Zilkha has consistently found oil and gas through the drillbit, under a low operating cost structure.

     Zilkha's historical consolidated financial statements have been restated from the full cost method of accounting to the successful efforts method of accounting for all years presented. Under the successful efforts method of accounting, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs other than drilling costs for successful wells, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether each well resulted in the discovery of proved reserves. If proved reserves are not discovered, such drilling costs are charged to expense. Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized. Internal costs related to the acquisition, development and exploration of oil and gas properties are expensed as incurred. Interest is capitalized on qualifying assets, primarily unproved and unevaluated properties.

     Depletion of the cost of producing oil and gas properties is computed on the unit-of-production method. Zilkha also accrues for platform abandonment costs related to its offshore platform facilities on the unit-of-production method. Unproved properties are assessed periodically, and any impairment in value is recognized currently as impairment expense.

     In conjunction with the restatement of the financial statements to the successful efforts method of accounting, Zilkha adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for its oil and gas properties. Zilkha periodically reviews individual proved properties to determine if the carrying value of such properties as reflected in its accounting records exceeds the estimated undiscounted future net cash flow from proved oil and gas reserves attributable to such properties. Based on this review and the continuing evaluation of development plans, economics and other factors, if appropriate, Zilkha records impairments pursuant to SFAS No. 121 to the extent that the net book values of its properties exceed the expected discounted future net cash flow therefrom. Such impairments constitute a charge to earnings which does not impact Zilkha's cash flow from operating activities. However, such writedowns impact the amount of Zilkha's stockholders' equity and, therefore, the ratio of debt to equity. The risk that Zilkha will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are depressed. Zilkha recorded an impairment of $4.3 million in 1996 and $13.3 million for the nine months ended September 30, 1997, and no assurance can be given that Zilkha will not experience impairments in the future.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement and operating information with respect to the oil and gas operations of Zilkha.

                                                           NINE MONTHS
                                                              ENDED
                                                          SEPTEMBER 30,    YEARS ENDED DECEMBER 31,
                                                         ---------------   -------------------------
                                                          1997     1996     1996      1995     1994
                                                         ------   ------   -------   ------   ------
                                                           (UNAUDITED)
                                                                        (IN MILLIONS)
Oil and gas revenues...................................  $141.5   $120.8   $ 165.0   $148.1   $ 75.0
Costs and expenses:
  Operating and maintenance............................     9.8      8.6      12.4     12.5      6.8
  General and administrative...........................    33.8     17.6      22.9     17.1     11.0
  Depreciation, depletion, amortization and
     impairments.......................................    60.9     46.2      65.9     53.9     29.5
  Exploration expense..................................    79.8     54.0      64.6     45.2     36.8
                                                         ------   ------   -------   ------   ------
Operating income (loss)................................  $(42.8)  $ (5.6)  $  (0.8)  $ 19.4   $ (9.1)
Production:
  Oil and condensate (MBbls)...........................   1,307    1,451     1,672    2,507      862
  Gas (MMcf)...........................................  48,221   48,971    63,502   55,246   31,931
  Total Production (MMcfe).............................  56,063   57,677    73,534   70,288   37,103
Average sales price:
  Oil and condensate ($/Bbl)...........................  $19.05   $18.93   $ 20.08   $17.00   $15.94
  Gas ($/Mcf)..........................................    2.52     2.51      2.64     1.72     2.04
  Gas price net of hedging activities ($/Mcf)(3).......    2.41     1.90      2.06     1.90     1.91
Average cost per Mcfe:
  Operations and maintenance...........................  $ 0.18   $ 0.15   $  0.17   $ 0.18   $ 0.18
  Depreciation, depletion and amortization (1).........    0.83     0.78      0.82     0.75     0.78
  General and administrative(2)........................    0.16     0.15      0.15     0.12     0.20

---------------

(1) Does not include writedowns associated with SFAS No. 121 described below.

(2) Calculated net of expenses associated with the Long-Term Unit Value Plan III agreements between Zilkha and its four senior managers (the "Executive Compensation Plan").

(3) Hedging activities include the impact of derivative instruments and volumetric production payments.

SEPTEMBER 30, 1997 COMPARED TO SEPTEMBER 30, 1996

  Oil and Gas Revenues

     Oil and gas revenues for the nine months ended September 30, 1997 were $141.5 million, or 17.1% higher than for the same period in 1996. Production and oil and gas prices for the two periods were relatively flat. The impact of hedging activities in 1996 decreased revenues by $29.7 million and the average gas price received by $0.61 ($2.51 to $1.90 per Mcf). For the same nine-month period during 1997, hedging activities for gas production decreased revenues by $5.0 million and the average price received by $0.11 ($2.52 to $2.41 per Mcf). Hedging activities for oil and condensate had no major impact on revenues for either period.

     In 1996, Zilkha sold seven producing offshore properties in two separate transactions totaling $100 million, resulting in a gain of $65.1 million. Proceeds from the sale were used to retire debt and to provide additional working capital for Zilkha's active exploration and development program. At the time of sale, these properties were producing approximately 68 MMcfe per day to Zilkha's interest. Through its exploration activities, Zilkha was able to replace this production with fourteen new fields from October 1996 to September 1997 with the majority of production attributable to West Cameron 91, Grand Isle 78 and South Timbalier 37.

  Operating and Maintenance Expense

     Operating and maintenance expense for the nine months ended September 30, 1997 increased to $9.8 million from $8.6 million for the same period in 1996. Operating and maintenance expense per Mcf increased from $0.15 in 1996 to $0.18 in 1997. This increase was attributable to the start-up of several oil fields in 1997, which generally have higher operating expenses than gas fields, and the industry wide increase in costs in 1997.

  Depreciation, Depletion, Amortization and Impairments

     During the nine months ended September 30, 1997, depreciation, depletion and amortization totaled $47.6 million, or 3% higher than DD&A of $46.2 million in the same period in 1996. During the nine months ended September 30, 1997, impairment of oil and gas properties totaled $13.3 million. This writedown was taken on those properties where the capitalized costs were in excess of the estimated undiscounted future net cash flow associated with those producing properties. No such impairment was recorded for the comparable period in 1996.

  General and Administrative Expense

     General and administrative expense totaled $8.7 million and $8.6 million (net of expenses under the Executive Compensation Plan) in the nine months ended September 30, 1997 and 1996, respectively. The 1.2% increase was due primarily to staff additions needed because of the increased activity of Zilkha. Expenses under the Executive Compensation Plan totaled $25.1 million for 1997 and $9.0 million for 1996.

  Exploration Expense

     Exploration expense, which includes seismic, lease write-offs, dry hole expense, and delay rentals, increased by 47.8% for the nine-month period ended September 30, 1997 from the same period in 1996. The increase was primarily due to a lower exploration success ratio of 50% for the first nine months of 1997 as compared to Zilkha's 90% exploration success ratio for the same time period in 1996. Zilkha expensed approximately $32.8 million and $36.3 million in 1997 and 1996, respectively for 3-D seismic and reprocessing.

  Other Expense

     Other expense increased to $7.2 million in the nine months ended September 30, 1997, due to the incurrence of a break-up fee paid by Zilkha.

1996 COMPARED TO 1995

  Oil and Gas Revenues

     Oil and gas revenues increased by $16.9 million to $165.0 million in 1996 compared to $148.1 million in 1995, after taking into account hedging activities which decreased the average realized natural gas price for 1996 by $.58 per Mcf ($2.64 to $2.06 per Mcf). Revenues for 1996 were reduced by $36.8 million due to hedging activities. Revenues for 1995 were increased by $9.8 million as a result of hedging activities. Total production, after two major property sales, increased by 5%. Higher natural gas and oil prices in 1996 also contributed to the increase in 1996 oil and gas revenues.

  Operating and Maintenance Expense

     Operating and maintenance expense was $12.4 million in 1996 and $12.5 million in 1995. During this time period, Zilkha lowered its lease operating expense per Mcfe from $0.18 for 1995 to $0.17 for 1996. This decrease was offset by increased production from additional fields brought on in 1996.

  Depreciation, Depletion, Amortization and Impairments

     Depreciation, depletion and amortization expense increased to $61.6 million in 1996 from $53.9 million in 1995. The increase was the result of an increased depletion rate in 1996. The increased depletion rate is primarily attributable to a change in production mix in 1996. Wells such as High Island 45, High Island 465 and South Pelto 5 representing a relatively higher depletion rate also represented a larger percentage of production during 1996. Impairment of oil and gas properties totaled $4.3 million in 1996. There was no such impairment recorded during 1995.

  General and Administrative Expense

     General and administrative expense (net of expenses under the Executive Compensation Plan) increased to $10.9 million in 1996 from $8.7 million in 1995. A 24% increase in staff since the end of 1994 was the major reason for the increase. Expenses under Zilkha's Executive Compensation Plan totaled $12.0 million and $8.5 million in 1996 and 1995, respectively.

  Exploration Expense

     Exploration expense for 1996 increased $19.4 million to $64.6 million from $45.2 million for 1995. Zilkha increased its seismic expense from $19.7 million in 1995 to $41.6 million in 1996. This increase was offset by lower dry hole costs in 1996 due to a 90% exploratory drilling success ratio.

1995 COMPARED TO 1994

  Oil and Gas Revenues

     Oil and gas revenues for 1995 increased by $73.1 million or 97% to $148.1 million compared to $75.0 million in 1994. This increase was primarily the result of wells drilled and placed on production during 1995 and the latter part of 1994, including High Island 45, South Marsh Island 133, and East Cameron 280. Revenues increased by $9.8 million during 1995 and decreased by $4.2 million during 1994 as a result of hedging activities.

  Operating and Maintenance Expense

     Operating and maintenance expense for 1995 increased $5.7 million to $12.5 million from $6.8 million for 1994. The 84% increase in operating and maintenance expense directly related to the 89% increase in oil and gas production.

  Depreciation, Depletion and Amortization

     During 1995, depreciation, depletion and amortization expense in 1995 increased to $53.9 million from $29.5 million in 1994. The increase resulted from higher production offset by a decrease in the depletion rate for 1995 to $0.75 per Mcfe from $0.78 Mcfe in 1994.

  General and Administrative Expense

     General and administrative expense (net of expenses under the Executive Compensation Plan) totaled $8.7 million and $7.5 million in 1995 and 1994, respectively. The 16% increase was due to increased staffing in 1995. Expenses under Zilkha's Executive Compensation Plan totaled $8.5 million and $3.6 million in 1995 and 1994, respectively.

  Exploration Expense

     Exploration expense for 1995 increased by $8.4 million to $45.2 million from $36.8 million in 1994. This increase was principally due to an increase in seismic expense of $3.1 million and dry hole expense of $3.1 million during 1995.

LIQUIDITY AND CAPITAL RESOURCES

     A summary of cash flow information follows (in millions):

                                             NINE MONTHS ENDED                YEARS ENDED
                                               SEPTEMBER 30,                 DECEMBER 31,
                                           ---------------------   ---------------------------------
                                             1997        1996        1996        1995        1994
                                           ---------   ---------   ---------   ---------   ---------
Operating activities.....................    $ 107       $ 89        $ 120       $ 117       $ 107
Investing activities.....................     (184)       (49)        (102)       (113)       (101)
Financing activities.....................       82        (37)         (13)          3          (6)

     Cash flows from operations fluctuate primarily for the reasons described in "-- Results of Operations." In addition, operating cash flow was significantly reduced for the nine months ended September 30, 1996 and for the year ended December 31, 1996 by the repurchase of a volumetric production payment described in Note 9 to Zilkha's consolidated financial statements.

     Investing activities consist primarily of capital expenditures for exploration and development of oil and gas properties. Such expenditures were $202 million, $121 million and $120 million for 1996, 1995 and 1994, respectively, and $188 million and $150 million for the nine months ended September 30, 1997 and 1996, respectively. The increased expenditures primarily resulted from expanded exploration and development opportunities.

     The available funds were primarily generated from operating cash flow, proceeds from sales of properties and debt financing. Sales of oil and gas properties generated proceeds of $100 million and $19 million in 1996 and 1994, respectively.

     Historically, Zilkha has funded its capital expenditures through a combination of cash flows from operations, presales of oil and gas still in the ground, sales of producing properties and borrowings. On November 30, 1994, Zilkha entered into a Loan Agreement (the "Senior Revolving Credit Facility"). As of September 30, 1997, this facility had a borrowing base of $215 million, which is reevaluated semiannually. Advances can be drawn on the Senior Revolving Credit Facility up to the lesser of the maximum commitment of $250 million or the borrowing base. At September 30, 1997, Zilkha had an outstanding balance of $140 million under this facility. Principal payments are required when the advances outstanding exceed the borrowing base, in amounts equal to the excess over the borrowing base. The Senior Revolving Credit Facility matures on October 31, 1999. During July 1996, the Company sold $50 million of senior subordinated notes to reduce senior indebtedness by $45 million and provide working capital; such notes mature July 2001.

     Zilkha believes that cash flow from operations and borrowings under its existing credit facility provide Zilkha with the means to fund operations and currently planned investment and capital expenditures.

     As of September 30, 1997, the Company had a working capital deficit of $28.8 million primarily due to $37 million accrued under the Executive Compensation Plan, which will be payable in September 1998. The Company believes cash flow from operations will enable them to meet this obligation. See "The Merger Agreement -- Consideration to Be Received in the Merger" for information regarding approximately $280.2 million of Zilkha's indebtedness and other obligations (net of Zilkha's current assets and other investments) that Sonat will, in effect, assume and pay in due course as a result of the Merger.

MARKET AND FINANCIAL RISK MANAGEMENT

     Use of Derivatives. Zilkha uses derivative financial instruments to hedge its exposure to changes in the market price of natural gas and crude oil, to provide methods to fix the price for natural gas independently of the physical purchase or sale and to manage interest rates. While commodity financial instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and crude oil, the commodity financial instruments may also limit Zilkha's gain from increases in the market price of natural gas and crude oil. As a result, gains and losses on commodity financial instruments are generally offset by similar changes in the realized price of natural gas and crude oil. Gains and losses generally are recognized in revenues for the periods to which the commodity financial instruments relate. Zilkha's commodity financial instruments currently are comprised of swaps and options. See Notes 1 and 6 of the Notes to Consolidated Financial Statements of Zilkha Energy Company.

INFLATION AND THE EFFECT OF CHANGING ENERGY PRICES

     The rate of inflation in the United States has been moderate over the past several years and has not significantly affected the profitability of Zilkha. In prior periods of high general inflation, oil and gas prices generally increased at comparable rates; however, there is no assurance that this will be the case in the current environment or in possible future periods of high inflation. The results of operations for Zilkha will be affected by future changes in oil and gas prices and the inter-relationship between oil, gas and other energy prices.

ENVIRONMENTAL ISSUES

     Zilkha is subject to extensive federal environmental laws and regulations that affect its operations. Governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements, and injunctions as to future activities. Zilkha is not aware of any environmental issues that are expected to be material to its financial position or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

  Financial Accounting Standards Board Statement No. 128

     Effective December 1997, Zilkha will be required to adopt Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 introduces the concept of basic earnings per share, which represents net income divided by the weighted average common shares outstanding -- without the dilutive effects of common stock equivalents (options, warrants, etc.). Diluted earnings per share, giving effect for common stock equivalents, will be reported when SFAS No. 128 is adopted in the quarter ending December 31, 1997. The impact of adoption SFAS No. 128 is anticipated to be immaterial.

  Financial Accounting Standards Board Statement No. 129

     Effective December 1997, Zilkha will be required to adopt Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129"). SFAS No. 129 requires that all entities disclose in summary form within the financial statements the pertinent rights and privileges of the various securities outstanding. An entity is to disclose within the financial statements the number of shares issued upon conversion, exercise, or satisfaction of required conditions during at least the most recent annual fiscal period and any subsequent interim period presented. Other special provisions apply to preferred and redeemable stock.

  Financial Accounting Standards Board Statement No. 130

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including unrecognized foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS No. 130 requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with other financial statements; the total of other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial position at the end of an accounting period. SFAS No. 130 is effective for both interim and annual periods beginning after December 15, 1997, at which time the Company will adopt the provisions.

  Financial Accounting Standards Board Statement No. 131

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers, SFAS No. 131 is effective for periods beginning after December 15, 1997, at which time Zilkha will adopt the provisions.

                             DESCRIPTION OF ZILKHA

GENERAL

     Zilkha is a private oil and gas exploration, development and production company operating primarily offshore in the Gulf of Mexico. Zilkha holds the industry's largest net leasehold position in the shallow water area (less than 600 feet) of the Gulf of Mexico. Zilkha has an ownership interest in approximately 390 state and federal lease blocks, of which 11 blocks are located in deep water areas and approximately 340 lease blocks (covering approximately
1.4 million net acres) are undeveloped. Zilkha also has a contractual interest (with rights to drill to earn) in approximately 200,000 additional undeveloped acres. Zilkha has licensed or contracted to license 3-D seismic data covering approximately 6,100 lease blocks in both shallow and deep water areas of the Gulf of Mexico. At July 1, 1997, Zilkha's total proved reserves were estimated to be approximately 415 Bcfe, consisting of 321 Bcf of natural gas and 15.8 MMBbls of crude oil and condensate. At the same date, the present value, discounted at 10%, of estimated future net cash flow, before income taxes and excluding the impact of oil and gas derivative instruments, from Zilkha's estimated proved developed and undeveloped reserves was $576 million. Zilkha's total daily production in 1996 averaged 174 MMcf of natural gas and 4.6 MBbls of crude oil and condensate. Zilkha operated 71% of its fields and 85% of its proved reserves at July 1, 1997.

     Zilkha has expanded its reserve base and production principally through exploration and associated development drilling. The Gulf of Mexico is a well-established area of oil and gas production where Zilkha's management and staff have both experience and expertise and where the application of advances in 3-D and 2-D seismic and computer-aided exploration technology is particularly well suited. From 1992 through the end of 1997, Zilkha will have spent approximately $130 million on 3-D seismic and reprocessing. Currently, Zilkha has approximately 4,100 lease blocks of 3-D seismic data coverage with contractual commitments to purchase an additional 2,000 lease blocks of coverage within the next three years. See "-- Exploration and Development Activity." With the aid of seismic technology, Zilkha has achieved a 65% success rate with respect to the 86 gross exploratory wells it has completed drilling between January 1, 1992 and November 30, 1997. Exploration and development activities are directed by an experienced technical team that makes use of extensive in-house computer capabilities.

     Zilkha identifies exploratory prospects by: (i) integrating 3-D and 2-D seismic technology with information about surrounding geological features; and
(ii) high-grading prospects that exhibit "bright spot" seismic anomalies by using extensive computer-aided geophysical modeling and amplitude versus offset analysis.

     Zilkha's producing properties are all located in the shallow water area of the Gulf of Mexico, with most located in 30 to 150 feet of water. The fields are typically one to three well fields with high flow rates per completion, generally between 7 and 25 MMcfpd initial rates per zone. Most of Zilkha's production is less than six years old, with operating costs generally under $0.25/Mcfe. Based upon the reserve report, dated September 19, 1997 (the "Reserve Report") prepared by William M. Cobb & Associates, Inc. ("Cobb"), at July 1, 1997, approximately 274 Bcfe, or 66%, of Zilkha's proved reserves were attributable to nine properties, which properties produce an average of 157 net MMcfe per day, or approximately 72% of Zilkha's total average daily production. The names of such properties, including the specific reserves and production attributable to each property, are not set forth herein due to confidentiality restrictions affecting such properties.

     Historically, Zilkha has funded its capital expenditures through a combination of cash flows from operations, presales of oil and gas still in the ground, sales of producing properties and borrowings. Zilkha's strategy with respect to the development of its proved reserves is to concentrate available resources on those prospects with the greatest potential to add to Zilkha's cash flows from operations while maintaining a diversity of development projects. Zilkha drills most of its prospects with a 100% working interest, but due to farm-in agreements or terms of exploration joint ventures, there are often partners when the discoveries are placed on production. In addition, Zilkha has entered into farm-out agreements with third party operators with respect to leases that do not meet Zilkha's risk/reward criteria.

OIL AND GAS RESERVES

     The following table sets forth certain information on the total proved reserves, estimated future net cash flow, before income taxes, from proved reserves and the present value, discounted at 10%, of estimated future net cash flow, before income taxes, from proved reserves for Zilkha as of July 1, 1997. Information in the following table is based upon the Reserve Report in accordance with the rules and regulations of the Commission. For purposes of preparing such estimates, Cobb reviewed production data through August 31, 1997. In order to calculate the proved reserve estimates as of July 1, 1997, Cobb assumed that production for each of Zilkha's properties since the date of the last production data reviewed was in accordance with the production decline curve previously established for such property.

                                                                    FUTURE NET CASH FLOW
                                                                          PRE-TAX
                                       NET PROVED RESERVES         ----------------------
                                  -----------------------------                DISCOUNTED
                                    GAS         OIL      TOTAL      TOTAL        AT 10%
                                  --------    -------    ------    --------    ----------
                                   (MMCF)     (MBBL)     (BCFE)        (IN MILLIONS)
     Producing..................   173,654      6,168       211    $377,582      $328,519
     Non-Producing..............    54,191      3,720        76     138,631        94,765
     Undeveloped................    93,196      5,883       128     221,299       152,926
                                  --------    -------     -----    --------      --------
          Total Proved..........   321,041     15,771       415    $737,512      $576,210
                                  --------    -------     -----    --------      --------

     Since July 1, 1997, Zilkha has not filed any estimates of proved oil and gas reserves with any federal authority or agency.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of Zilkha. The reserve data set forth herein represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. In general, the volume of production from oil and gas properties owned by Zilkha declines as reserves are depleted. Except to the extent Zilkha conducts successful exploration and development activities or acquires additional properties containing proved reserves, or both, the proved reserves of Zilkha will decline as reserves are produced.

     In accordance with the Commission's guidelines, the estimates of Zilkha's proved reserves, future net cash flow from proved reserves and the discounted present value of future net cash flow from proved reserves are made using oil and natural gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. The prices as of July 1, 1997 were $2.36 per Mcf of natural gas and $17.00 per Bbl of crude oil. The foregoing prices exclude the effect of net price hedging positions. Prices for natural gas and, to a lesser extent, oil are subject to substantial seasonal fluctuations and prices for each are subject to substantial fluctuations as a result of numerous other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Zilkha Energy Company" and "-- Oil and Gas Marketing." In addition, in accordance with Commission guidelines, the estimates of Zilkha's proved reserves, future net cash flow from proved reserves and the discounted present value of future net cash flow from proved reserves are made using current lease and well operating costs estimated by Zilkha. Lease operating expenses for wells owned by Zilkha were estimated using a combination of fixed and variable-by-volume costs consistent with Zilkha's experience in the areas of such wells. For purposes of calculating estimated future net cash flow and the discounted present value thereof, operating costs exclude accounting and administrative overhead expenses attributable to Zilkha's working interest in wells operated under joint operating agreements, but include administrative costs associated with production offices. The discounted present value of estimated future net cash flow from proved reserves set forth herein should not be construed as the current market value of the estimated proved oil and gas reserves attributable to Zilkha's properties.

EXPLORATION AND DEVELOPMENT ACTIVITY

     Zilkha drilled, or participated in the drilling of, the following numbers of total offshore wells during the periods indicated.

                                                          YEARS ENDED DECEMBER 31,
                                                --------------------------------------------
                                                    1996            1995           1994
                                                -------------   ------------   -------------
                                                GROSS    NET    GROSS   NET    GROSS    NET
                                                -----   -----   -----   ----   -----   -----
Exploratory Wells
  Gas.........................................  12.00   10.05    4.00   3.34   10.00    8.10
  Oil.........................................   6.00    5.30    1.00   0.18    2.00    2.00
  Dry.........................................   2.00    1.75    5.00   4.40    6.00    5.75
       Total..................................  20.00   17.10   10.00   7.92   18.00   15.85
Development Wells
  Gas.........................................   1.00    1.00    0.00   0.00    2.00    1.40
  Oil.........................................   4.00    0.70    1.00   1.00    0.00    0.00
  Dry.........................................   0.00    0.00    0.00   0.00    1.00    1.00
       Total..................................   5.00    1.70    1.00   1.00    3.00    2.40
Total Wells
  Gas.........................................  13.00   11.05    4.00   3.34   12.00    9.50
  Oil.........................................  10.00    6.00    2.00   1.18    2.00    2.00
  Dry.........................................   2.00    1.75    5.00   4.40    7.00    6.75
       Total..................................  25.00   18.80   11.00   8.92   21.00   18.25

     The information contained in the foregoing table should not be considered indicative of future drilling performance, nor should it be assumed that there is any necessary correlation between the number of productive wells drilled and the amount of oil and gas that may ultimately be recovered from such wells.

     Since 1992, Zilkha has drilled and completed 56 gross (48 net) productive wells.

     In the first 11 months of 1997, Zilkha completed the drilling of 23 gross (20 net) exploration wells in the shallow water area of the Gulf of Mexico. Of these wells, 12 gross (10 net) were successful in finding commercial quantities of hydrocarbons and have been or will be completed for production.

     Out of a total of approximately 390 state and federal lease blocks in which Zilkha owns an interest, approximately 340 lease blocks (covering approximately
1.4 million acres) are undeveloped. Zilkha has an inventory of more than 70 identified prospects on acreage owned or controlled by Zilkha and is continually working to generate new prospects on its 3-D database. Zilkha plans to drill four additional prospects in the month of December 1997 and an another approximately 25 to 30 prospects in 1998, four of which are located on farmed in or joint venture acreage with the remainder being on acreage that is owned 100% by Zilkha. While Zilkha currently intends to complete the drilling of these prospects, the number, type and timing of the prospects drilled are subject to continued revision as a result of many factors, including the number of new prospects identified and secured through exploration and joint ventures with others, the number of prospects identified and highgraded through ongoing geologic evaluation or seismic reprocessing efforts, rig availability, the availability of capital to fund such projects, initial test results, the price of oil and gas, weather and other general and economic conditions. See
"Summary -- Cautionary Statement Concerning Forward-looking Statements."

     The well costs associated with typical prospects range from $1.5 million to $5 million. All of Zilkha's current prospects are based on 3-D seismic data, with several resulting from reprocessing of licensed 3-D seismic. Most of the prospects have amplitude anomalies or "bright spots" on the 3-D seismic which often indicate the potential for oil or gas accumulations. This prospecting strategy is very similar to the strategy Zilkha has used since 1992 which has resulted in a cumulative exploratory success rate of 65% through

November 30, 1997. Substantially all of the drilling Zilkha intends to conduct in 1997 and 1998 is in the shallow water area of the Gulf of Mexico.

     Zilkha is currently developing eight of its recent discoveries as shown on the following table:

                                                                    WORKING       DISCOVERY
                      FIELD NAME                        OPERATOR    INTEREST         TYPE
                      ----------                        --------    --------      ---------
East Cameron 378......................................  Zilkha          50%     Gas
Atchafalaya Bay.......................................  Zilkha          75%     Gas/Condensate
West Cameron 431......................................  Zilkha         100%     Gas
West Cameron 509......................................  Zilkha         100%     Gas
South Marsh Island 229................................  Zilkha         100%     Gas/Condensate
Ship Shoal 151........................................  Zilkha          75%     Oil
South Timbalier 30....................................  Chevron         27%     Oil
Main Pass 280/281.....................................  CNG           13.5%     Oil/Gas

     Four of the discoveries referenced above were made subsequent to the Reserve Report and have not been included in the reserves or cash flow calculations. Five of these fields are expected to be on production by the end of the first quarter of 1998, with the remainder of the fields expected to be on line by year end 1998.

     Zilkha owns no drilling rigs. All of Zilkha's drilling activities are conducted by independent contractors on a daywork or turnkey basis under standard drilling contracts. In addition, all of Zilkha's production operations are performed by third party contract operators.

     Zilkha currently has budgeted approximately $102 million of its $240 million capital expenditure budget for 1998 on exploratory drilling and $98 million for the development of its properties, including the drilling of development wells. In addition, Zilkha intends to spend approximately $20 million to acquire 3-D seismic surveys and a like amount for lease acquisitions and delay rentals. While Sonat has informed Zilkha's management that it currently has no intention to alter Zilkha's existing exploration and development plan for 1998 in any material respect, Sonat's management may do so based upon a number of factors, including those mentioned above.

NET PRODUCTION, UNIT PRICES AND PRODUCTION COSTS

     As of July 1, 1997, Zilkha had an ownership interest in 55 gross (38 net) productive wells, including 37 gross (29 net) productive natural gas wells and 18 gross (9 net) productive oil wells.

     The following table sets forth certain information regarding the net production volumes, average sales prices received, and average production costs associated with Zilkha's sales of oil and natural gas for the periods indicated.

                                                 NINE MONTHS
                                                    ENDED
                                                SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                                               ----------------    --------------------------
                                                1997      1996      1996      1995      1994
                                               ------    ------    ------    ------    ------
Net Production:
     Gas (Bcf).............................      48.2      49.0      63.5      55.2      31.9
     Oil (MMBbls)..........................       1.3       1.4       1.7       2.5       0.9
                                               ------    ------    ------    ------    ------
          Total (Bcfe).....................      56.1      57.7      73.5      70.3      37.1
Average Sales Price:
     Gas ($/Mcf)(1)........................    $ 2.52    $ 2.51    $ 2.64    $ 1.72    $ 2.04
     Oil ($/Bbl)...........................     19.05     18.93     20.08     17.00     15.94
     Gas Price Net of Hedging Activities
       ($/Mcf).............................      2.41      1.90      2.06      1.90      1.91
Average Production Cost:
     ($/Mcfe)(2)...........................    $ 0.18    $ 0.15    $ 0.17    $ 0.18    $ 0.18

-------------------------
(1) Includes natural gas liquids.

(2) Includes direct lifting costs (labor, repairs and maintenance, materials and supplies) and the administrative costs of production offices, insurance and property and severance taxes.

DEVELOPMENT, EXPLORATION AND ACQUISITION EXPENDITURES

     Zilkha's total capital expenditures on oil and gas properties in 1996 were $202 million, with $39 million spent on development, $80 million spent on exploratory drilling, $41 million spent on the acquisition and reprocessing of seismic data and $41 million spent on leases and delay rentals. The following table sets forth certain information regarding the costs incurred by Zilkha in its development, exploration and acquisition activities during the periods indicated.

                                                 NINE MONTHS
                                                    ENDED
                                                SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                                               ----------------    --------------------------
                                                1997      1996      1996      1995      1994
                                               ------    ------    ------    ------    ------
                                                               (IN MILLIONS)
Development Costs..........................    $ 49.9    $ 28.5    $ 38.8    $ 21.2    $ 34.6
Exploration Costs:
     Lease Acquisitions and Delay
       Rentals.............................      22.1      35.3      41.9      12.4      35.8
     Seismic Acquisition and
       Reprocessing........................      32.8      36.2      41.6      19.7      16.7
     Drilling..............................      82.8      49.5      80.0      67.6      53.9
                                               ------    ------    ------    ------    ------
Total Capital Expenditures.................    $187.6    $149.5    $202.3    $120.9    $141.0
                                               ======    ======    ======    ======    ======

ACREAGE

     As of December 1, 1997, Zilkha had an interest in approximately 1.6 million gross (1.5 million net) acres, including approximately 153,000 gross (103,000 net) developed acres and approximately 1.45 million gross (1.4 million net) undeveloped acres. Acreage in which Zilkha's interest is limited to royalty, overriding royalty and similar interests is insignificant and, therefore, excluded.

OIL AND GAS MARKETING

     The revenues generated from Zilkha's oil and gas operations are highly dependent upon the prices of and the demand for its oil and gas production. The prices received by Zilkha for its oil and gas production depend upon numerous factors beyond Zilkha's control. Future decreases in the prices of oil and gas would have an adverse effect on Zilkha's proved reserves, revenues, profitability and cash flow.

     Generally, Zilkha's gas production is sold under short-term contracts with index related pricing. Total sales of gas accounted for 79% and 70% of Zilkha's revenues during 1996 and 1995, respectively. The weighted average prices of the gas sold by Zilkha (excluding hedging transactions) under the various contracts were $2.64 and $1.72 per Mcf of natural gas during 1996 and 1995, respectively.

     Generally, Zilkha's oil production is sold to various purchasers under short-term arrangements at prices no less than such purchasers' posted prices for the respective areas less standard deductions. Total sales of oil accounted for 21% and 30% of Zilkha's revenues during 1996 and 1995, respectively. The weighted average prices of the oil sold by Zilkha under the various contracts were $20.08 and $17.00 per Bbl during 1996 and 1995, respectively.

     Affiliates of Enron Corp. were the only purchasers that accounted for more than 10% of total revenues for the years ended December 31, 1996 and 1995. Zilkha believes that the loss of a purchaser of its oil or natural gas would not have a material adverse effect on its results of operations due to the availability of other purchasers for its oil and natural gas.

HEDGING

     Periodically, Zilkha utilizes various hedging strategies to hedge the price of a portion of its future oil and gas production. Settlement of gains and losses on price swap contracts are realized monthly, generally based upon the difference between the contract price and the average closing price on the New York Mercantile Exchange (the "NYMEX"). As of December 1, 1997, Zilkha was a party to natural gas swap agreements covering approximately 16.8 MMBtu of natural gas through November 1998 for a NYMEX natural gas average settlement price of approximately $2.34 per MMBtu.

     Gains or losses on the crude oil and natural gas swaps are recognized as price adjustments in the month of related production. Zilkha estimates that had all of the crude oil and natural gas swap agreements terminated on December 1, 1997, based on the closing prices for NYMEX futures contracts as of that date, Zilkha would have paid the counterparty approximately $1.1 million, which would have represented the "fair value" at that date. These agreements were not terminated.

     Zilkha has only limited involvement with derivative financial instruments, as defined in SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," and does not use them for trading purposes. Zilkha's objective is to hedge a portion of its exposure to price volatility from producing crude oil and natural gas. These arrangements expose Zilkha to credit risk to its counterparties and to basis risk.

COMPETITION

     The exploration for and production of oil and natural gas is highly competitive. In seeking to obtain desirable properties, leases and exploration prospects, Zilkha faces competition from both major and independent oil and natural gas companies, as well as from numerous individuals and drilling programs. Many of these competitors have financial and other resources substantially in excess of those available to Zilkha and, accordingly, may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of Zilkha's larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production such as changes in worldwide oil and natural gas prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

EMPLOYEES

     As of September 30, 1997, Zilkha had 66 full-time employees, none of whom is represented by any labor union. Zilkha considers its relations with its employees to be good.

FACILITIES

     Zilkha currently leases approximately 29,000 square feet of office space in Houston, Texas, where its administrative offices are located, and approximately 3,200 square feet of office space in Lafayette, Louisiana, where Zilkha's field personnel are located.

TITLE TO PROPERTIES

     Zilkha believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and gas industry. Zilkha's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which Zilkha believes do not materially interfere with the use of or affect the value of such properties. Substantially all of Zilkha's producing properties are also subject to mortgages and security interests pursuant to its existing credit facility.

OPERATING HAZARDS AND UNINSURED RISKS

     Zilkha's operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to properties of Zilkha and others. Additionally, Zilkha's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, Zilkha maintains insurance coverage against some, but not all, potential losses. Zilkha believes that its insurance coverage is adequate and customary for companies of a similar size engaged in operations similar to those of Zilkha, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on Zilkha's financial condition and results of operations.

GOVERNMENTAL REGULATION

     Zilkha's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases Zilkha's cost of doing business and affects its profitability. To date, expenditures related to complying with these rules and regulations have not been significant in relation to the results of operations of Zilkha. However, because such rules and regulations are frequently amended or reinterpreted, Zilkha is unable to predict the future cost or impact of complying with such laws.

ENVIRONMENTAL MATTERS

     Zilkha's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities, limit or prohibit construction, drilling and other activities on certain lands lying within wilderness or wetlands and other protected areas and impose substantial liabilities for pollution resulting from Zilkha's operations. The permits required for various of Zilkha's operations are subject to revocation, modification and renewal by issuing authorities. Zilkha believes that its operations currently are in substantial compliance with applicable environmental regulations.

     Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunction, or both. Zilkha does not expect environmental compliance matters to have a material adverse effect on its financial position or results of operations. It is also not anticipated that Zilkha will be required in the near future to expend amounts that are material to the financial condition or operations of Zilkha by reason of environmental laws and regulations, but because such laws and regulations are frequently changed, and may impose increasingly stricter requirements, Zilkha is unable to predict the ultimate cost of complying with such laws and regulations.

LEGAL PROCEEDINGS

     Zilkha is not a party to any pending legal proceedings, except for ordinary routine litigation incidental to its business that management believes will not have a material adverse effect on its financial condition or results of operations.

EMPLOYEE BENEFIT PLANS

     In connection with the Merger, Sonat has agreed to maintain in place certain employee benefit plans which Zilkha currently provides to its employees. The Amended and Restated Incentive Pool Plan, dated effective as of November 1, 1992 (the "Old Incentive Pool Plan"), was established by Zilkha in order to provide incentive compensation to certain company personnel based upon the success of Zilkha's exploratory drilling activities. Under the Old Incentive Pool Plan, participants designated by the plan administrator are entitled to participate in net profits interests pools in certain oil and gas prospects designated by the plan administrator. The participants' interests are, in aggregate, 1% of Zilkha's net revenue interest before payout and 2% of Zilkha's net revenue interest after payout, and are evidenced by assignments of net profits interests from Zilkha. Revenues attributable to the various net profits interest pools are distributed to the participants therein based upon their respective participation shares, as determined by the plan administrator.

     The Incentive Pool Plan, adopted effective July 1, 1997 (the "New Incentive Pool Plan" and, together with the Old Incentive Pool Plan, the "Incentive Pool Plans"), was adopted by Zilkha in order to simplify administration and accounting for the interests of the participants in the Incentive Pool Plans. All participants under the Old Incentive Pool Plan were offered the right to convert their net profits interests thereunder to overriding royalty interests to be administered under the New Incentive Pool Plan. All of such participants elected to so convert their net profits interests. The Old Incentive Pool Plan still governs properties which Zilkha had sold prior to adoption of the New Incentive Pool Plan and in which participants were unable to convert their net profits interests to overriding royalty interests. After July 1, 1997, all new prospects that are designated by the plan administrator are governed by the New Incentive Pool Plan, pursuant to which participants are entitled to an overriding royalty interest rather a net profits interest in the designated prospects. These interests are, in aggregate, 0.90% of Zilkha's net revenue interest before payout and 1.80% of Zilkha's net revenue interest after payout, and are evidenced by assignments of overriding royalty interests from Zilkha to the participants. The Incentive Pool Plans will remain in effect for all prospects designated thereunder prior to the Effective Time. In addition, Sonat has agreed to keep the New Incentive Pool Plan in place for a period of three years following the Effective Time of the Merger, with respect to properties owned by Zilkha at the Effective Time and with respect to participants in the New Incentive Pool Plan as of November 22, 1997, the date the Merger Agreement was executed.

     In addition to the Incentive Pool Plans, Sonat has agreed to maintain in place Zilkha's Severance Plan (the "Severance Plan"), which applies to individuals ("Eligible Employees") who are employees of Zilkha immediately prior to the time (the "Effective Date") at which Selim K. Zilkha ceases to own more than 50% of the voting securities of Zilkha. If an Eligible Employee's employment with Zilkha or its successor is terminated within one year after the Effective Date other than for cause (as defined in the Severance Plan), death, disability, voluntary termination, voluntary retirement, or failure to return from an approved leave of absence, such employee is entitled to six weeks pay for the first year or partial year of employment, plus an additional two week's pay for each additional year or partial year of employment, subject to a minimum of 26 week's pay for executives as defined in the Severance Plan. In addition, such an employee would be entitled to have his or her COBRA premium waived for a period calculated under the terms of the Severance Plan.

     Each participant who is an employee at the Effective Time becomes automatically 100% vested in such participant's accounts under Zilkha's Retirement Savings Plan at the Effective Time.

     As a result of the Merger, approximately $73.7 million will become payable to four senior managers of Zilkha (including Mr. Michael Zilkha) pursuant to the Executive Compensation Plan. The Executive Compensation Plan will terminate following the payment of the required amounts thereunder. In addition, approximately $4.6 million will be payable to employees of Zilkha under Zilkha's Stay-On Bonus Program dated effective September 1, 1997, as amended (the "Stay-On Bonus Program") as a result of the Merger. See "The Merger
Agreement -- Employee Matters."

                              THE MERGER AGREEMENT

     The following summary of the terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein and attached as Appendix A to this Proxy Statement/Prospectus. Certain defined terms used in the description of the Merger Agreement below which are not otherwise defined in this Proxy Statement/Prospectus and which are defined in the Merger Agreement or the exhibits thereto shall have the respective meanings set forth therein.

GENERAL

     The Merger Agreement contemplates the Merger of Newco with and into Zilkha, which shall survive the Merger as a wholly-owned subsidiary of Sonat and promptly change its name to Sonat GOM. The Merger will become effective in accordance with the Certificate of Merger to be filed with the Secretary of State of the State of Delaware. It is anticipated that such filing will be made contemporaneously with the closing under the Merger Agreement, which closing, in turn, should occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied. The Merger Agreement obligates Sonat to have the shares of Sonat Common Stock to be issued in connection with the Merger approved for listing on the NYSE, subject only to official notice of issuance, prior to the Effective Time.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the Effective Time: (i) the issued and outstanding shares of Zilkha Stock will be converted into the right to receive, without interest, the Merger Consideration, together with the associated Sonat Rights in accordance with the Sonat Rights Plan; and (ii) each issued and outstanding share of the capital stock of Newco will be converted into and become one fully paid and nonassessable share of common stock of Sonat GOM. As a result of the Merger, Sonat will, in effect, assume and pay in due course approximately $280.2 million of indebtedness and other obligations of Zilkha (net of Zilkha's current assets and other investments determined as of September 30, 1997).

     To the extent that additional production data which becomes available to Zilkha between the date of the Merger Agreement and the Effective Time indicates a material decline in the estimates of Zilkha's proved oil and gas reserves reflected in the Reserve Report, Sonat may, at any time up to 30 days prior to the Effective Time, request that the estimated future net cash flow, discounted at 10%, from the affected field or fields be recalculated. In making any recalculation based on the new production data, Cobb shall use the same operating costs, oil and gas prices, taxes, discounting methods, effective date (July 1, 1997) and other data and parameters that were used to prepare the Reserve Report and shall provide a written report with respect to such recalculations to Sonat and Zilkha no later than 10 days prior to the Effective Time. If the aggregate difference in future net cash flow, discounted at 10%, for the affected field or fields as reflected in the Reserve Report and as recalculated exceeds $50 million, the Purchase Price shall be reduced by the amount of such difference.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware, which is currently expected to occur once requisite regulatory and stockholder approval of the Stock Issuance is secured and the other conditions set forth in the Merger Agreement are satisfied. See "-- Conditions Precedent."

CORPORATE ORGANIZATION AND GOVERNANCE

     Certificate of Incorporation. The Zilkha Charter as in effect at the Effective Time will be the certificate of incorporation of Sonat GOM, and thereafter may be amended in accordance with applicable law.

     By-laws. The Zilkha By-laws as in effect at the Effective Time will be the by-laws of Sonat GOM, and thereafter may be amended in accordance with applicable law.

     Board of Directors; Officers. The directors and officers of Newco immediately prior to the Effective Time will be the directors and officers of Sonat GOM, in each case until their respective successors are duly elected and qualified.

     Exchange of Shares. At the Effective Time, the stockholders of Zilkha will deliver to Sonat certificates representing all the outstanding shares of Zilkha Stock, and Sonat will deliver, in exchange therefor, certificates representing the Merger Consideration. No fractional shares of Sonat Common Stock will be issued in the Merger, but in lieu thereof each holder of Zilkha Stock otherwise entitled to a fractional share of Sonat Common Stock will be entitled to receive from Sonat a cash payment equal to such fraction multiplied by the Closing Price.

STOCKHOLDERS' APPROVALS

     Sonat. Sonat will convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval by the holders of a majority of the shares of Sonat Common Stock present and entitled to vote on the Stock Issuance. The affirmative vote of the holders of a majority of the shares of Sonat Common Stock present and entitled to vote at the Special Meeting is required to approve the Stock Issuance; provided that the total number of votes cast (excluding abstentions and broker non-votes) on the Stock Issuance represents more than 50% of the shares of Sonat Common Stock entitled to vote thereon at the Special Meeting. Sonat will take all action necessary to authorize Newco to consummate the Merger. The Sonat Board recommends such approval, and Sonat will take all lawful action to solicit such approval; including, without limitation, timely and promptly mailing this Proxy Statement/Prospectus; provided, however, that such recommendation is subject to any action required by the fiduciary duties of the Sonat Board under Delaware law.

     Zilkha. Effective as of November 22, 1997, the three Zilkha stockholders executed a unanimous written consent approving the Merger, the Merger Agreement and the transactions contemplated thereby as required by the DGCL. The Zilkha stockholders have agreed not to rescind the foregoing approval unless Zilkha terminates the Merger Agreement as permitted by the terms thereof.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Sonat and Zilkha, relating, among other things, to the following: (i) their incorporation, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters; (iv) the absence of conflicts, violations and defaults under their respective certificates of incorporation and by-laws and certain other agreements and documents; (v) the absence of certain material changes or events since September 30, 1997; (vi) pending or threatened investigations or litigation; (vii) labor and employee benefit matters; (viii) compliance with laws, ordinances and regulations; (ix) environmental matters; (x) the accuracy of information supplied by each for inclusion in this Proxy Statement/Prospectus and the Registration Statement; (xi) tax matters; and (xii) the qualification of the Merger as a reorganization within the meaning of the Code and the availability of "pooling of interests" accounting treatment. Zilkha made additional representations and warranties as to: (i) the factual information provided by Zilkha to Cobb in connection with the Reserve Report; (ii) defensible title to certain identified leases and wells; (iii) financial and commodity hedging transactions; (iv) production and pipeline imbalances; (v) preferential purchase rights; (vi) the audited and unaudited consolidated financial statements of Zilkha set forth in this Proxy Statement/ Prospectus; and (vii) brokerage fees and commissions. Sonat also made additional representations and warranties as to: (i) the receipt of a fairness opinion from Merrill Lynch; (ii) the documents and reports filed by Sonat with the Commission and the accuracy and completeness of the information contained therein; and
(iii) the inapplicability of the Sonat Rights Plan to the Merger Agreement and the Merger.

     All representations and warranties of Sonat and Zilkha expire at the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER

  Sonat

     Sonat has agreed that prior to the Effective Time, unless Zilkha otherwise agrees in writing or except as otherwise provided in or contemplated by the Merger Agreement, it will and will cause each of its subsidiaries to: (i) operate their businesses (including the making of capital expenditures) in the ordinary and usual course in all material respects in accordance with past practices; (ii) not make any change or amendment in their respective certificates of incorporation or by-laws that would have a material adverse effect on Zilkha or Zilkha's stockholders; (iii) not issue, sell, or agree to issue or sell (a) any shares of their capital stock or (b) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of their capital stock, except that (1) Sonat may issue shares upon conversion of convertible securities and exercise of options and may grant shares pursuant to stock based compensation plans for directors and employees and (2) Sonat may issue options with an exercise price per share of Sonat Common Stock no less than the fair market value of a share of Sonat Common Stock on the date of grant thereof (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date of the Merger Agreement; (iv) except in the ordinary course of business and consistent with past practices, not (a) sell, transfer, or otherwise dispose of any of its assets, (b) create or permit to exist any new material Lien on its assets, other than Permitted Encumbrances, or (c) enter into any material joint venture, partnership, or other similar arrangement; (v) not pay or declare any dividend on, or make any distribution with respect to, or purchase or redeem any of their capital stock, except for quarterly cash dividends by Sonat and stock repurchases by Sonat for stock based compensation plans, in each case not in excess of historical amounts, and dividends by wholly-owned subsidiaries; and
(vi) not take any action that would make any representation and warranty of Sonat under the Merger Agreement materially inaccurate in any respect at, or as of any time prior to, the Effective Time. Sonat has also agreed to take all action necessary to create Newco and to cause it to perform its obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in the Merger Agreement.

     Sonat has also agreed that it will (i) submit the Stock Issuance for approval of the stockholders of the Special Meeting; (ii) subject to the fiduciary duties of the Sonat Board under Delaware law, (a) use its reasonable best efforts to obtain stockholder approval of the Stock Issuance and (b) through the Sonat Board recommend to its stockholders approval of the Stock Issuance; (iii) authorize and cause an officer of Sonat to vote Sonat's shares of common stock of Newco for approval and adoption of this Agreement and the transactions contemplated by the Merger Agreement and take all additional actions as the sole stockholder of Newco necessary to approve and adopt the Merger Agreement and the transactions contemplated thereby; (iv) upon or immediately following the Effective Time, cause Sonat GOM to cease using the name "Zilkha" or any similar name, and take all action, including causing Sonat GOM to file all documents, necessary to change the name of Sonat GOM to a name that does not use the name "Zilkha"; (v) upon the Effective Time, cause Sonat GOM to cease using the trademarks, service marks, logos or trade names of Zilkha, including, without limitation, any name including the word "Zilkha" and the "Zilkha logo"; (vi) as promptly as practicable, and in any event within 90 calendar days following the Effective Time, cause Sonat GOM to remove all references to and representations of any of the foregoing trademarks, service marks, logos or trade names from its properties and equipment; (vii) at the Effective Time enter into a Registration Rights Agreement (the "Registration Rights Agreement") with the Zilkha stockholders, substantially in the form of Exhibit A to the Merger Agreement included as part of Appendix A to this Proxy Statement/Prospectus and as discussed below under "Registration Rights Agreement"; (viii) issue, in a manner satisfying the requirements of the Commission's Accounting Series Release No. 135, an earnings statement containing at least 30 days of post-Merger combined financial results of Sonat and Zilkha as soon as reasonably practicable following the Effective Time but in no event later than 30 days following such 30-day period; (ix) if the promissory note in favor of the Selim K. Zilkha Trust in the principal amount of $4.5 million at September 30, 1997 has not been paid in full prior to the Effective Time, immediately cause Sonat GOM to pay in full all of the outstanding principal of and unpaid interest on such promissory note; and (x) not take, or permit to be taken, any action that would make the representation regarding the inapplicability of the Sonat Rights Plan to the Merger Agreement or the Merger inaccurate in any material respect at any time, whether at or prior to the Effective Time or thereafter.

  Newco

     Sonat has agreed that Newco will not engage, prior to the Effective Time, in any activities of any nature except as provided in or contemplated by the Merger Agreement.

  Zilkha

     Zilkha has agreed that prior to the Effective Time, unless Sonat otherwise agrees in writing or except as otherwise provided in or contemplated by the Merger Agreement, it will and will cause its subsidiary to: (i) operate the Business (including the making of capital expenditures) in the ordinary and usual course in all material respects in accordance with past practices; (ii) not make any change or amendment in its certificate of incorporation or by-laws;
(iii) not issue, sell, or agree to issue or sell (a) any shares of its capital stock or (b) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock; (iv) except in the ordinary course of business and consistent with past practices, or as required by law or contractual obligations or other policies, benefit proposals, understandings, or arrangements existing on the date of the Merger Agreement, not (a) increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its directors, officers, or other employees, (b) pay or agree to pay any pension, retirement allowance, or other employee benefit to any such director, officer, or employee, whether past or present, (c) enter into any new employment, severance, consulting or other compensation agreement with any existing director, officer, or employee, or (d) commit itself to any additional pension, profit-sharing, deferred compensation, group insurance, severance pay, retirement, or other employee benefit plan, fund, or similar arrangement or amend or commit itself to amend any of such plans, funds, or similar arrangements in existence on the date of the Merger Agreement; (v) not (a) sell, transfer, or otherwise dispose of any of its assets, except in the ordinary course of business and consistent with past practices, (b) create or permit to exist any new material Lien on its assets, other than Permitted Encumbrances,
(c) enter into any material joint venture, partnership, or other similar arrangement or form any other new material arrangement for the conduct of the Business, (d) purchase any material assets or securities of any Person, (e) enter into any agreement for the forward sale of production of oil, gas, or liquids or other hedging transaction, or (f) except in the ordinary course of business and consistent with past practices, enter into any other material agreement; (vi) not pay or declare any dividend on, or make any distribution with respect to, or purchase or redeem any of its capital stock; and (vii) not take any action that would make any representation or warranty of Zilkha under the Merger Agreement materially inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Zilkha has also agreed that it will: (i) to the maximum extent permitted by GAAP, expense in 1997 all incurred expenses related to the Merger; and (ii) with respect to its 1997 financial results and all prior year financial results, use its reasonable best efforts to convert from the "full cost" to the "successful efforts" method of accounting. Zilkha has also agreed to use its reasonable best efforts to negotiate: (i) the payment by Zilkha of a specific amount to be paid in 1998 for the buy-down of the premium on Zilkha's indebtedness under the First Amended and Restated Note Purchase Agreement dated October 30, 1996 between Zilkha and Joint Energy Development Investments Limited Partnership; (ii) the payment by Zilkha of a specific amount to be paid in 1998 for the right to transfer pursuant to the Merger the right to use Zilkha's licensed seismic data; and (iii) the payment by Zilkha of the minimum investment banking fee to be paid Goldman Sachs at the earlier of the Effective Time or the termination of the Merger Agreement.

ADDITIONAL AGREEMENTS

     The Merger Agreement contains certain covenants and agreements of Sonat and Zilkha customary for transactions such as those contemplated by the Merger Agreement. These relate to, among other things: (i) each party allowing the other access, during normal business hours, to its offices, properties, books and records and such financial and other data and information to which the other party may reasonably request access, subject to existing confidentiality obligations; (ii) the preparation of the Registration Statement and this Proxy Statement/Prospectus; (iii) each party delivering an affiliate letter from each of its affiliates in one of the forms set forth in Exhibit B to the Merger Agreement and using best reasonable efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code and for "pooling of interests" accounting treatment; (iv) the listing of the Sonat Common Stock constituting the Stock Issuance by Sonat on the NYSE, upon official notice of issuance; (v) certain employee matters; (vi) filing of such notifications as are required to be filed under the HSR Act; (vii) using reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement; (viii) advising the other party of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or communication from a Governmental Authority in connection with the transactions contemplated by the Merger Agreement, (c) any actions, suits, claims, or investigations or proceedings that have commenced or are known to be threatened that would have been required to have been disclosed under or relate to the consummation of the transactions contemplated by the Merger Agreement and (d) (1) the discovery by such party that any representation or warranty contained in the Merger Agreement is untrue or inaccurate in any material respect, (2) the occurrence or failure to occur of any event which occurrence or failure to occur would be likely to cause any of the representations or warranties in the Merger Agreement to be untrue or incorrect in any material respect at the Effective Time, except for representations and warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (3) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that the delivery of any notice pursuant to the Merger Agreement shall not limit or otherwise affect the remedies available thereunder to the party receiving such notice.

EMPLOYEE MATTERS

     At or immediately following the Effective Time, Sonat will make or cause Sonat GOM to make all payments due under the Stay-On Bonus Program and under the Executive Compensation Plan. These payments are expected to approximate $4.6 million and $73.7 million, respectively. From and after the Effective Time,
Sonat: (i) will provide the employees of Sonat GOM with compensation and benefits on the same basis as Sonat provides compensation and benefits to similarly situated employees of Sonat and its affiliates, and shall credit each person who is an employee of Zilkha at the Effective Time with such employee's service that is recognized as of the Effective Time under Zilkha's benefit plans (including industry service for vacation purposes) for all purposes under Sonat's plans or programs, except for the accrual of benefits under a defined benefit plan; (ii) will waive any exclusion or limitation with respect to pre-existing conditions under Sonat's group health plan and will provide that any out-of-pocket health expenses incurred by a Zilkha employee or his or her covered dependents prior to the Effective Time shall be taken into account under Sonat's group health plan for purposes of satisfying applicable deductible, coinsurance and maximum covered health benefit claims for services rendered on and after the Effective Time; and (iii) will not permit Sonat GOM to amend, revise or terminate (a) the Severance Plan, (b) the Incentive Pool Plans in a manner that would adversely affect the interest of any participant in such plans (who was a participant in such plans as of the date of the Merger Agreement) in any prospect that has been designated or assigned prior to the Effective Time or, with respect to properties owned by Zilkha as of the Effective Time, designated or assigned within three years following the Effective Time, in each case pursuant to the terms of the Incentive Pool Plans, or (c) the Retirement Savings Plan in a manner that would adversely affect the vesting of the participants thereunder. The payments under the Executive Compensation Plan will be accelerated upon consummation of the Merger, and an aggregate of approximately $73.7 million will be paid to the four senior managers of Zilkha (other than Mr. Selim K. Zilkha), of which approximately $15.7 million will be paid to Mr. Michael Zilkha. See "Description of Zilkha -- Employee Benefit Plans."

CONDITIONS PRECEDENT

     The obligations of Sonat and Zilkha to effect the Merger are subject among other things, to the fulfillment of certain conditions, including without limitation: (i) the approval of the Stock Issuance by the requisite vote of the stockholders of Sonat; (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act; (iii) the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness or, in the case of Sonat, the Sonat Common Stock being exempt from the registration requirements of the Securities Act; (iv) the absence of any applicable law or regulation or any judgment, injunction, order or decree prohibiting the consummation of the Merger; (v) the approval for listing on the NYSE, subject only to official notice of issuance, of the shares of Sonat Common Stock to be issued pursuant to the Stock Issuance; (vi) the delivery by Ernst & Young LLP, Sonat's independent auditors, of a letter addressed to Sonat that the Merger qualifies as a Pooling Transaction; (vii) the delivery by KPMG Peat Marwick LLP, Zilkha's independent public accounts, of a letter addressed to Zilkha that Zilkha has met the requirements of a Pooling Transaction; (viii) a Closing Price of the Sonat Common Stock used to compute the number of shares comprising the Merger Consideration of not less than $39 per share unless Sonat otherwise agrees or Zilkha agrees to fix such Closing Price at $39 per share; and (ix) the receipt by Zilkha of an opinion of Andrews & Kurth L.L.P., and the receipt by Sonat of an opinion of Bracewell & Patterson, L.L.P., in each case, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

     The obligation of Zilkha to effect the Merger is also subject to the satisfaction of certain additional conditions, including: (i) the absence of any breach or breaches of the representations and warranties of Sonat that would, individually or in the aggregate, have a material adverse effect; (ii) the performance in all material respects of the obligations and covenants of Sonat under the Merger Agreement; and (iii) the receipt of a certificate from Sonat to such effect.

     The obligation of Sonat to effect the Merger is also subject to the satisfaction of certain additional conditions, including: (i) the absence of any breach or breaches of the representations and warranties of Zilkha that would, individually or in the aggregate, have a material adverse effect; (ii) the performance in all material respects of the obligations and covenants of Zilkha under the Merger Agreement; and (iii) the receipt of a certificate from Zilkha to such effect.

TERMINATION AND AMENDMENT

     The Merger Agreement may be terminated by action of either Sonat or Zilkha and the Merger abandoned under certain circumstances, including, but not limited to, the following: (i) the Merger has not been consummated by May 31, 1998, provided that the terminating party has not breached in any material respect its obligations under the Merger Agreement in any manner that results in the failure of the Merger to be consummated by such date; (ii) any law or regulation makes consummation of the Merger illegal or any judgment, injunction, order or decree enjoining Sonat or Zilkha from consummating the Merger is entered and shall have become final and non-appealable; or (iii) if the Stock Issuance is not approved by the Sonat stockholders after the matter has been presented to them for a vote at the Special Meeting. The Merger Agreement may also be terminated prior to the Effective Time, before or after approval by the Sonat stockholders of the Stock Issuance, by the mutual consent of Sonat and Zilkha.

     If the Merger Agreement is terminated (i) by Sonat or Zilkha because the Sonat stockholders do not approve the Stock Issuance after the matter shall have been presented to them for a vote,(ii) by Sonat after May 31, 1998 and prior to the approval of the Stock Issuance by its stockholders at the Special Meeting, or (iii) by Sonat after May 31, 1998 and prior to the consummation of the Merger because the Closing Price is less than $39 per share, Sonat will pay Zilkha $25 million in lieu of any other damages resulting from such termination. If the Merger Agreement is terminated because the Sonat stockholders do not approve the Stock Issuance after the Sonat Board has withdrawn or modified in a manner adverse to Zilkha its favorable recommendation regarding the Stock Issuance, Sonat will pay Zilkha $50 million in lieu of any other damages resulting from such termination.

     Either party to the Merger Agreement may, by an instrument in writing, waive compliance by the other party with any term or provision of the Merger Agreement on the part of such other party to be performed or complied with.

     The provisions in the Merger Agreement relating to, among other things, confidentiality, the selection of the State of Texas for governing law purposes, the payment of fees and expenses, the waiver of a right to a jury trial and exclusive jurisdiction in the federal or state courts in Harris County, Texas will survive the termination of the Merger Agreement.

REGISTRATION RIGHTS AGREEMENT

     Sonat and Messrs. Selim K. Zilkha and Michael Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha (1996) Annuity Trust (the "Purchasers") propose to enter into the Registration Rights Agreement. Under the Registration Rights Agreement, which has a term of five years, Purchasers holding at least 50% of the shares issued in the Merger that have not theretofore been registered ("Registrable Securities") may upon three occasions request Sonat to register any Registrable Securities for sale under the Securities Act. Under certain circumstances, Sonat may defer the filing of any such registration statement for a period of 90 days. The Purchasers will also be entitled to participate in certain other incidental registrations filed by Sonat, if their inclusion would not adversely affect the offering made thereby. Sonat will pay all fees and expenses of each such registration other than underwriting discounts and commissions and the costs of insurance procured by the participating Purchasers. The Registration Rights Agreement contains provisions customarily found in agreements relating to comparable transactions, including indemnification and contribution rights.

FEES AND EXPENSES

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, except that all costs and expenses associated with any litigation pertaining to compliance with the HSR Act will be shared equally by Zilkha and Sonat. Additionally, if the Merger does not occur, Sonat will also reimburse Zilkha for all funds expended by it in eliminating the premium payable upon the early extinguishment of Zilkha's debt, securing the right to transfer or use seismic data and paying the fee of Goldman Sachs.

           CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Prior to the execution of the Merger Agreement by Zilkha and the unanimous written consent approving the Merger, the Merger Agreement and the transactions contemplated thereby, Zilkha and the Zilkha stockholders conferred with their counsel, Andrews & Kurth L.L.P., and were satisfied with respect to the tax consequences of the Merger.

GENERAL

     It is a condition to the consummation of the Merger that Sonat receive an opinion of its tax counsel, Bracewell & Patterson, L.L.P., and that Zilkha receive an opinion of its tax counsel, Andrews & Kurth L.L.P., that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering these opinions with respect to the U.S. federal income tax consequences, Bracewell & Patterson, L.L.P. and Andrews & Kurth L.L.P. will assume that the Merger generally will be consummated as contemplated by this Proxy Statement/Prospectus, and will receive and will rely upon representations of fact contained in certificates of the stockholders of Zilkha, Sonat, Newco and Zilkha, including that: (i) there is no plan or intention on the part of the holders of Zilkha Stock to sell, exchange or otherwise dispose of a number of shares of Sonat Common Stock received in the Merger in exchange for such Zilkha Stock that would reduce the Zilkha stockholders' ownership of Sonat Common Stock to a number of shares having a value, as of the Effective Time of the Merger, of less than 50% of the value of all of the formerly outstanding Zilkha Stock immediately prior to the Effective Time of the Merger; (ii) Sonat intends to cause Zilkha to continue Zilkha's historic business or use a significant portion of Zilkha's historic business assets in a business; and (iii) after the Merger, Zilkha will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Merger.

TAX CONSEQUENCES TO SONAT AND ZILKHA

     Sonat, Newco and Zilkha will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code. No gain or loss will be recognized by Sonat or Zilkha with respect to the exchange of Zilkha Stock and Sonat Common Stock as a result of the Merger.

TAX CONSEQUENCES TO HOLDERS OF ZILKHA STOCK

     A holder of Zilkha Stock will not recognize gain or loss on the exchange of Zilkha Stock for Sonat Common Stock pursuant to the Merger, except to the extent that such holder receives cash in lieu of a fractional share of Sonat Common Stock. Such holder's aggregate adjusted tax basis in the shares of Sonat Common Stock received in the Merger will equal such holder's adjusted tax basis in the shares of Zilkha Stock surrendered in exchange therefor, less the portion of such basis, if any, allocable to a fractional share. The holding period of the shares of Sonat Common Stock received by each holder of Zilkha Stock in the Merger (including any fractional share interest) will include the holding period of the Zilkha Stock surrendered in exchange therefor.

     No fractional shares of Sonat Common Stock will be issued pursuant to the Merger. A holder of Zilkha Stock who, pursuant to the Merger, receives cash in lieu of a fractional share of Sonat Common Stock will be treated as having received such fractional share of Sonat Common Stock pursuant to the Merger and then as having received such cash in a redemption of such fractional share of Sonat Common Stock. Under Section 302 of the Code, provided that such deemed redemption is "substantially disproportionate" with respect to such holder or is not "essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder generally will recognize capital gain or loss on such deemed redemption equal to the difference between the amount of cash received and the holder's adjusted tax basis in the fractional share of Sonat Common Stock deemed to have been issued.

BACKUP WITHHOLDING

     Generally, U.S. backup withholding tax and information reporting requirements will apply to payments with respect to the Merger to the Zilkha stockholders. The payor will be required to withhold 31% of any such payment if the U.S. holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements.

     These backup withholding tax and information reporting rules currently are under review by the U.S. Treasury Department and proposed Treasury Regulations issued on April 15, 1996 would modify certain of such rules generally with respect to payments made after December 31, 1997. Accordingly, the application of such rules to payments with respect to the Merger could be changed.

              COMPARISON OF THE RIGHTS OF HOLDERS OF SONAT COMMON
                             STOCK AND ZILKHA STOCK

     Sonat and Zilkha are both incorporated under the laws of the State of Delaware. If the Merger is consummated, the Zilkha stockholders will become Sonat stockholders and, as such, their rights will be governed by the Sonat Charter and the Sonat By-laws rather than the Zilkha Charter and the Zilkha By-laws. Certain differences between the Sonat Charter and Sonat By-laws and the Zilkha Charter and the Zilkha By-laws, are summarized below. These summaries do not purport to be complete, do not address differences between shares of preferred stock and shares of common stock and are qualified in their entirety by reference to the Sonat Charter, Sonat By-laws, Zilkha Charter and Zilkha By-laws, as applicable.

DIRECTORS

     Number. Under the DGCL, the certificate of incorporation or by-laws of a corporation may specify the number of directors. The Sonat Charter specifies that the number of directors (exclusive of directors who may be elected by the holders of one or more series of preference stock) shall not be less than five nor more than 15 as fixed by resolution of the Sonat Board. The current Sonat Board consists of 12 members. Upon consummation of the Merger, the number of members of the Sonat Board will be increased to 14 to accommodate the election of Messrs. Selim K. Zilkha and Michael Zilkha as directors. The Sonat Charter provides for the classification of the Sonat Board into three classes (Class I, Class II and Class III). The terms of the Class I, Class II, and Class III Directors will expire in 1999, 2000, and 1998, respectively. The Zilkha Charter provides that the Board of Directors of Zilkha ("Zilkha Board") shall consist of not less than one nor more than seven directors as may be fixed from time to time by the Zilkha Board. The Zilkha Board is not classified and currently consists of one director, Selim K. Zilkha.

     Removal. The Sonat Charter provides that directors can only be removed for cause. The Zilkha By-laws permit the removal of any or all directors, with or without cause, by the holders of a majority of the shares entitled to vote in the election of directors.

     Vacancies. Under the Sonat Charter, vacancies on the Sonat Board can be filled only by action of a majority of the directors. The Zilkha By-laws provide that vacancies on the Zilkha Board may be filled by a majority vote of the remaining directors, although less than quorum, or by a sole remaining director.

ANNUAL AND SPECIAL MEETINGS

     Annual Meetings. Under the Sonat Charter, the annual meeting must be held during the first five months of the calendar year at the time specified in the Sonat By-laws. The Sonat By-laws provide that the date of the annual meeting shall be fixed by resolution of the Sonat Board. Under the terms of the Zilkha By-laws, the annual meeting of the stockholders of Zilkha shall be held each year at such time, on such day and at such place as may be designated by the Zilkha Board.

     Special Meetings. Under the Sonat Charter, special meetings of stockholders can only be called by a majority of the directors unless called by a "qualified holder" that complies with the notice requirements of the Sonat Charter. A qualified holder is a stockholder that has owned at least 3% of the outstanding Sonat Common Stock for a period of six months prior to the request for the meeting. Under the terms of the Zilkha By-laws, special meetings of the stockholders of Zilkha may be held at any time pursuant to a call by the Zilkha Board.

     Written Consent. The ability of Sonat stockholders to take action by written consent without a meeting is denied by the Sonat Charter. Under the Zilkha By-laws, stockholders of Zilkha can take action by written consent without a meeting.

LIMITATION ON TRANSACTIONS WITH RELATED PARTIES

     Under the Sonat Charter, a merger, sale or similar material transaction between Sonat or one of its subsidiaries and the owner of 10% or more of the outstanding Sonat voting securities ("Related Party") requires the approval of the holders of 80% of the Sonat voting stock and 67% of the Sonat voting stock owned by stockholders other than the Related Party. This provision is not applicable to 10% stockholders who acquire their shares with the approval of disinterested directors or who propose to effect the transaction at a price equal to the highest price at which such party acquired its voting stock. While the Sonat Charter permits mergers and sales or exchanges of all or substantially all of the assets of Sonat with another party that is not a Related Party, with the approval of the holders of a majority of Sonat's shares entitled to vote thereon, the Zilkha Charter requires the approval of the holders of two-thirds of Zilkha's shares entitled to vote thereon for any such transaction.

BY-LAW AMENDMENTS

     Under the Sonat Charter, the Sonat By-laws can be amended by affirmative vote of stockholders holding not less than 60% of Sonat's voting stock or by the unanimous vote of all members of the Sonat Board at any meeting or by the affirmative vote of a majority of the members of the Sonat Board if proper notice of the amendment has been given prior to the meeting. A majority of the members of the Zilkha Board or the holders of a majority of the shares of Zilkha capital stock entitled to vote in the election of directors can amend the Zilkha By-laws.

CERTAIN CHARTER AMENDMENTS

     The provisions in the Sonat Charter relating to the number and classification of directors, the filling of vacancies on the board, the calling of special meetings by stockholders, the removal of directors for cause, and the prohibition upon taking stockholder action by consent without a meeting, in each case can only be amended with the affirmative vote of the holders of 60% of Sonat's voting stock. Neither the Zilkha Charter nor the Zilkha By-laws contains similar provisions.

                     MARKET PRICE AND DIVIDEND INFORMATION

     The Sonat Common Stock is listed and traded on the NYSE and the PSE, and the Zilkha Stock is privately held. The following table sets forth the high and low trading prices per share of the Sonat Common Stock on the NYSE for the periods indicated as reported in published financial sources and the dividends declared per share for such periods:

                                                                  SONAT
                                                                 COMMON          SONAT
                                                              STOCK PRICES     DIVIDENDS
                                                              -------------    DECLARED
                                                              HIGH     LOW     PER SHARE
                                                              -----    ----    ---------
1995
  First Quarter.............................................   $303/8   $26      $0.27
  Second Quarter............................................    33       293/4    0.27
  Third Quarter.............................................    331/2    291/4    0.27
  Fourth Quarter............................................    361/4    273/4    0.27
1996
  First Quarter.............................................    371/4    311/8    0.27
  Second Quarter............................................    453/8    361/8    0.27
  Third Quarter.............................................    471/2    41       0.27
  Fourth Quarter............................................    543/4    441/8    0.27
1997
  First Quarter.............................................    57       451/2    0.27
  Second Quarter............................................    591/8    505/8    0.27
  Third Quarter.............................................    541/4    453/8    0.27
  Fourth Quarter (through December 26, 1997)................    515/16   421/4    0.27

     On November 21, 1997, the last full trading day prior to the first public announcement of the execution of the Merger Agreement, the reported high and low sale prices per share and closing price per share of Sonat Common Stock on the NYSE were $46 5/16, $45 9/16 and $45 5/8, respectively. On December 26, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the reported high and low sale prices per share and closing price per share of Sonat Common Stock on the NYSE were $44 5/8, $44 1/16 and $44 5/16, respectively.

     Stockholders are urged to obtain current market quotations for shares of Sonat Common Stock.

                                    EXPERTS

     The Consolidated Financial Statements of Sonat Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Proxy Statement/ Prospectus of Sonat Inc. and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Zilkha as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP dated December 8, 1997 refers to a change from the full cost method to the successful efforts method of accounting for oil and gas properties.

     Information relating to the estimated proved reserves attributable to certain oil and gas properties of Zilkha as of July 1, 1997, estimates of future net cash flows and present values thereof included herein have been derived from the Reserve Report as of July 1, 1997 prepared by William M. Cobb & Associates, Inc., independent petroleum engineers, and is included herein in reliance upon the authority of such firm as experts in petroleum engineering.

     Representatives of Ernst & Young LLP, Sonat's independent auditors, will be present at the Special Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

     Representatives of KPMG Peat Marwick LLP, Zilkha's independent certified public accountants, will be present at the Special Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

                                 LEGAL MATTERS

     The validity of the Sonat Common Stock to be issued by Sonat pursuant to the Merger will be passed upon by Bracewell & Patterson, L.L.P. Certain tax matters will be passed upon by Bracewell & Patterson, L.L.P. on behalf of Sonat and by Andrews & Kurth L.L.P. on behalf of Zilkha.

                             STOCKHOLDER PROPOSALS

     Stockholder proposals to be considered for inclusion in the proxy statement of Sonat to be issued in connection with the 1998 Annual Meeting of Sonat stockholders were required to have been mailed to and received by Beverley T. Krannich, Secretary, 1900 Fifth Avenue North, Birmingham, no later than November 24, 1997.

                 GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

     The definitions set forth below apply to the indicated terms used in this Proxy Statement/Prospectus. Unless otherwise noted herein, Mcfes are determined using the ratio of six Mcf of natural gas to one barrel of oil, condensate or natural gas liquids, which approximates the relative energy content of crude oil, condensate and natural gas liquids are compared to natural gas. Prices have historically been substantially higher for crude oil than natural gas on an energy equivalent basis. Any reference to net wells or net acres was determined by multiplying gross wells or acres by Zilkha's working percentage interest therein.

     "Bbl" means barrel and "Bbls" means barrels.

     "Bblspd" means barrels per day.

     "Bcf" means billion cubic feet.

     "Bcfe" means billion cubic feet of natural gas equivalent.

     "Btu" means British Thermal Unit.

     "MBbls" means thousand barrels.

     "Mcfe" means thousand cubic feet of natural gas equivalent.

     "Mcfpd" means thousands of cubic feet per day.

     "MMBbls" means million barrels.

     "MMBtu" means million Btus.

     "MMcf" means million cubic feet.

     "MMcfpd" means million cubic feet per day.

     "MMcfe" means million cubic feet of natural gas equivalent.

     "MMcfepd" means million cubic feet of natural gas equivalent per day.

     "Pre-Tax SEC-10" means the present value of estimated future cash flow to be generated from the production of proved reserves calculated in accordance with Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expenses and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Tcfe" means trillion cubic feet of natural gas equivalent.

                         INDEX TO FINANCIAL STATEMENTS

Sonat Inc. and Zilkha Energy Company

  Pro Forma Combined Financial Statements...................   F-2

  Pro Forma Combined Statements of Income (Loss) (Unaudited)
     For the Nine Months Ended September 30, 1997 and the
     Years Ended December 31, 1996, 1995 and 1994...........   F-3

  Pro Forma Combined Balance Sheet (Unaudited) at September
     30, 1997...............................................   F-5

  Notes to Pro Forma Combined Financial Statements..........   F-6

Zilkha Energy Company

  Independent Auditors' Report..............................   F-7

  Consolidated Balance Sheets as of September 30, 1997
     (Unaudited) and December 31, 1996
     and 1995...............................................   F-8

  Consolidated Statements of Operations for the Nine Months
     Ended September 30, 1997 and 1996 (unaudited) and Years
     Ended December 31, 1996, 1995 and 1994.................   F-9

  Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1996, 1995 and 1994 and the
     Nine Months Ended September 30, 1997 (Unaudited).......  F-10

  Consolidated Statements of Cash Flows for the Nine Months
     Ended September 30, 1997 and 1996 (Unaudited) and the
     Years Ended December 31, 1996, 1995 and 1994...........  F-11

  Notes to Consolidated Financial Statements................  F-12

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma combined financial statements are presented to give effect to the merger ("Merger") of a wholly-owned subsidiary of Sonat Inc. ("Sonat") with and into Zilkha Energy Company ("Zilkha") under the pooling of interests method of accounting. The income statements for each of the three years in the period ended December 31, 1996 and nine months ended September 30, 1997, assume that the Merger had been consummated at the beginning of the earliest period presented. The balance sheet assumes that the Merger had been consummated on September 30, 1997. The unaudited pro forma combined financial statements do not reflect any cost savings and other synergies anticipated by Sonat management as a result of the Merger and are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated at the beginning of the earliest period presented, nor are they necessarily indicative of future results of operations or financial position. Additionally, the unaudited pro forma combined statements of income exclude non-recurring charges directly attributable to the Merger which will be charged to operations in the quarter in which such expenses are incurred. The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements of Sonat and Zilkha, including the notes thereto, included or incorporated by reference in this Proxy Statement/Prospectus. See "Available Information," "Incorporation of Documents by Reference," and "Index to Financial Statements -- Zilkha Energy Company."

                      SONAT INC. AND ZILKHA ENERGY COMPANY

                 PRO FORMA COMBINED STATEMENTS OF INCOME (LOSS)
                                  (UNAUDITED)

                                                         NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                  ---------------------------------------------------
                                                                            PRO FORMA      PRO FORMA
                                                   SONAT       ZILKHA      ADJUSTMENTS      COMBINED
                                                  --------    ---------    ------------    ----------
                                                   (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues........................................   $ 2,911     $    142       $    --       $  3,053
                                                   -------     --------       -------       --------
Costs and Expenses:
  Natural gas cost..............................     2,014           --            --          2,014
  Electric power cost...........................       175           --            --            175
  Operating and maintenance.....................       140           90            --            230
  General and administrative....................       108           34            --            142
  Depreciation, depletion and amortization......       245           61            --            306
  Taxes, other than income......................        28           --            --             28
                                                   -------     --------       -------       --------
                                                     2,710          185            --          2,895
                                                   -------     --------       -------       --------
Operating Income (Loss).........................       201          (43)           --            158
Interest Expense................................       (63)          (7)           --            (70)
Other Income (Expense) -- Net...................        33           (3)           --             30
                                                   -------     --------       -------       --------
Income (Loss) Before Income Taxes...............       171          (53)           --            118
Income Tax Expense (Benefit)....................        55          (18)           --             37
                                                   -------     --------       -------       --------
Net Income (Loss)...............................   $   116     $    (35)      $    --       $     81
                                                   =======     ========       =======       ========
Earnings (Loss) per Common Share................   $  1.35     $(484.74)                    $    .74
                                                   =======     ========                     ========
Weighted Average Number of Common Shares
  Outstanding (in thousands)....................    86,006           75        23,372        109,453
                                                   =======     ========       =======       ========

                                                             YEAR ENDED DECEMBER 31, 1996
                                                  ---------------------------------------------------
                                                                            PRO FORMA      PRO FORMA
                                                   SONAT       ZILKHA      ADJUSTMENTS      COMBINED
                                                  --------    ---------    ------------    ----------
                                                   (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues........................................   $ 3,395     $    165       $    --       $  3,560
                                                   -------     --------       -------       --------
Costs and Expenses:
  Natural gas cost..............................     2,329           --            --          2,329
  Electric power cost...........................        66           --            --             66
  Operating and maintenance.....................       173           77            --            250
  General and administrative....................       151           23            --            174
  Depreciation, depletion and amortization......       288           66            --            354
  Taxes, other than income......................        47           --            --             47
                                                   -------     --------       -------       --------
                                                     3,054          166            --          3,220
                                                   -------     --------       -------       --------
Operating Income (Loss).........................       341           (1)           --            340
Interest Expense................................       (83)          (7)           --            (90)
Other Income -- Net.............................        36           65            --            101
                                                   -------     --------       -------       --------
Income Before Income Taxes......................       294           57            --            351
Income Tax Expense..............................        93           20            --            113
                                                   -------     --------       -------       --------
Net Income......................................   $   201     $     37       $    --       $    238
                                                   =======     ========       =======       ========
Earnings per Common Share.......................   $  2.33     $ 459.26                     $   2.17
                                                   =======     ========                     ========
Weighted Average Number of Common Shares
  Outstanding (in thousands)....................    86,211           75        23,372        109,658
                                                   =======     ========       =======       ========

             See Notes to Pro Forma Combined Financial Statements.

                      SONAT INC. AND ZILKHA ENERGY COMPANY

                 PRO FORMA COMBINED STATEMENTS OF INCOME (LOSS)
                                  (UNAUDITED)

                                                             YEAR ENDED DECEMBER 31, 1995
                                                  ---------------------------------------------------
                                                                            PRO FORMA      PRO FORMA
                                                   SONAT       ZILKHA      ADJUSTMENTS      COMBINED
                                                  --------    ---------    ------------    ----------
                                                   (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues........................................   $ 1,990     $    148      $     --       $  2,138
                                                   -------     --------      --------       --------
Costs and Expenses:
  Natural gas cost..............................     1,149           --            --          1,149
  Operating and maintenance.....................       172           58            --            230
  General and administrative....................       140           17            --            157
  Depreciation, depletion and amortization......       299           54            --            353
  Taxes, other than income......................        41           --            --             41
                                                   -------     --------      --------       --------
                                                     1,801          129            --          1,930
                                                   -------     --------      --------       --------
Operating Income................................       189           19            --            208
Interest Expense................................       (90)          (8)           --            (98)
Other Income -- Net.............................       189            7            --            196
                                                   -------     --------      --------       --------
Income Before Income Taxes......................       288           18            --            306
Income Tax Expense..............................        95            7            --            102
                                                   -------     --------      --------       --------
Net Income......................................   $   193     $     11      $     --       $    204
                                                   =======     ========      ========       ========
Earnings per Common Share.......................   $  2.24     $ 121.97                     $   1.86
                                                   =======     ========                     ========
Weighted Average Number of Common Shares
  Outstanding (in thousands)....................    86,270           75        23,372        109,717
                                                   =======     ========      ========       ========

                                                             YEAR ENDED DECEMBER 31, 1994
                                                 ----------------------------------------------------
                                                                            PRO FORMA      PRO FORMA
                                                   SONAT       ZILKHA      ADJUSTMENTS      COMBINED
                                                 ---------    ---------    ------------    ----------
                                                  (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues.......................................   $  1,736     $     75      $     --       $  1,811
                                                  --------     --------      --------       --------
Costs and Expenses:
  Natural gas cost.............................        911           --            --            911
  Operating and maintenance....................        223           44            --            267
  General and administrative...................        133           11            --            144
  Depreciation, depletion and amortization.....        258           30            --            288
  Taxes, other than income.....................         42           --            --             42
                                                  --------     --------      --------       --------
                                                     1,567           85            --          1,652
                                                  --------     --------      --------       --------
Operating Income (Loss)........................        169          (10)           --            159
Interest Expense...............................        (73)          (5)           --            (78)
Other Income -- Net............................         61            5            --             66
                                                  --------     --------      --------       --------
Income (Loss) Before Income Taxes..............        157          (10)           --            147
Income Tax Expense (Benefit)...................         16           (3)           --             13
                                                  --------     --------      --------       --------
Net Income (Loss)..............................   $    141     $     (7)     $     --       $    134
                                                  ========     ========      ========       ========
Earnings (Loss) per Common Share...............   $   1.62     $(119.95)                    $   1.22
                                                  ========     ========                     ========
Weighted Average Number of Common Shares
  Outstanding (in thousands)...................     87,119           75        23,372        110,566
                                                  ========     ========      ========       ========

             See Notes to Pro Forma Combined Financial Statements.

                      SONAT INC. AND ZILKHA ENERGY COMPANY

                        PRO FORMA COMBINED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                                SEPTEMBER 30, 1997
                                                 ------------------------------------------------
                                                                          PRO FORMA     PRO FORMA
                                                  SONAT       ZILKHA     ADJUSTMENTS    COMBINED
                                                 --------    --------    -----------    ---------
                                                                  (IN MILLIONS)
Current Assets
  Cash and Cash Equivalents....................  $     97    $     23     $     --      $    120
  Accounts Receivable..........................       516          22           --           538
  Inventories..................................        41          --           --            41
  Assets from Price Risk Management
     Activities................................        55          --           --            55
  Other........................................        82           3           --            85
                                                 --------    --------     --------      --------
          Total Current Assets.................       791          48           --           839
                                                 --------    --------     --------      --------
Plant, Property and Equipment..................     5,534         471           --         6,005
Accumulated Depreciation, Depletion and
  Amortization.................................     2,838         250           --         3,088
                                                 --------    --------     --------      --------
Properties -- Net..............................     2,696         221           --         2,917
                                                 --------    --------     --------      --------
Investments....................................       515          11           --           526
                                                 --------    --------     --------      --------
Other Assets...................................       183          --           --           183
                                                 --------    --------     --------      --------
          Total Assets.........................  $  4,185    $    280     $     --      $  4,465
                                                 ========    ========     ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Long-term Debt Due Within One Year and
     Unsecured Notes...........................  $    243    $      4     $     --      $    247
  Accounts Payable.............................       469          30           --           499
  Liabilities from Price Risk Management
     Activities................................        53          --           --            53
  Other........................................       120          42           49(1)        211
                                                 --------    --------     --------      --------
          Total Current Liabilities............       885          76           49         1,010
                                                 --------    --------     --------      --------
Long-term Debt.................................     1,161         190           --         1,351
                                                 --------    --------     --------      --------
Deferred Income Taxes..........................       352         (21)          --           331
                                                 --------    --------     --------      --------
Other Liabilities and Deferred Credits.........       188           1           --           189
                                                 --------    --------     --------      --------
Commitments and Contingent Liabilities
Stockholders' Equity
  Preferred Stock..............................        --          20          (20)(2)        --
  Common Stock.................................        87          --           23(2)        110
  Other Capital................................        37          27           (3)(2)        61
  Retained Earnings............................     1,542         (13)         (49)(1)     1,480
  Cost of Treasury Stock.......................       (67)         --           --           (67)
                                                 --------    --------     --------      --------
  Total Stockholders' Equity...................     1,599          34          (49)        1,584
                                                 --------    --------     --------      --------
          Total Liabilities and Stockholders'
            Equity.............................  $  4,185    $    280     $     --      $  4,465
                                                 ========    ========     ========      ========

             See Notes to Pro Forma Combined Financial Statements.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

BASIS OF PRESENTATION

     Under terms of the Merger, the shares of common stock and preferred stock of Zilkha outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, without interest, the number of shares of Sonat Common Stock, together with the associated preference stock purchase rights, under Sonat's Rights Plan dated as of January 8, 1996, as amended, equal to the quotient of (i) $1,044,850,000 divided by (ii) the average closing price of the Sonat Common Stock on the New York Stock Exchange, for the 15 consecutive trading days ending on and including the third trading day prior to the effective time of the Merger; provided that, for purposes of the foregoing determination, in no event shall the average closing price be more than $51 per share nor, unless Sonat otherwise agrees, less than $39 per share. The business combination will be accounted for using the pooling of interests method of accounting.

PRO FORMA ADJUSTMENTS

     The accompanying Pro Forma Combined Balance Sheet as of September 30, 1997, has been prepared as if the combination of Sonat and Zilkha had occurred on that date and includes the following adjustments to reflect the combination as a pooling of interests:

          (1) To record the estimated costs to complete the combination of Sonat and Zilkha under pooling of interests accounting. These costs, which primarily relate to compensation, property transfer fees and other transaction costs, are currently estimated to be approximately $49.2 million, net of a tax benefit of $25.7 million and are reflected as a reduction in retained earnings in the accompanying pro forma balance sheet. Such costs will be charged to operations when incurred. It is expected that a substantial portion of the expenses will be recorded in the fourth quarter of 1997 and the balance in the first quarter of 1998.

          (2) To adjust common stock, preferred stock and other capital for approximately 23,446,844 shares of Sonat Common Stock to be issued to Zilkha stockholders based on the closing price for Sonat Common Stock at December 8, 1997.

     The accompanying Pro Forma Combined Statements of Income for each of the three years in the period ended December 31, 1996, and for the nine months ended September 30, 1997, have been prepared by combining the historical results of Sonat and Zilkha for such periods. The Pro Forma Combined Statements of Income do not reflect non-recurring costs resulting directly from the Merger, discussed in paragraph (1) above.

PRO FORMA NET INCOME PER COMMON SHARE

     The pro forma weighted average common shares outstanding have been computed by adjusting the historical weighted average common shares outstanding of Sonat for the shares assumed to be issued in exchange for the outstanding common shares and preferred shares and associated preferred dividends in arrears of Zilkha based on the closing price for Sonat Common Stock on December 8, 1997.

                          INDEPENDENT AUDITORS' REPORT

The Sole Director
Zilkha Energy Company:

     We have audited the accompanying consolidated balance sheets of Zilkha Energy Company as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zilkha Energy Company as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for oil and gas properties from the full cost method to the successful efforts method.

                                          KPMG PEAT MARWICK LLP

Houston, Texas
December 8, 1997

                             ZILKHA ENERGY COMPANY

                          CONSOLIDATED BALANCE SHEETS
      AS OF SEPTEMBER 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996 AND 1995
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                             ASSETS
                                                                               DECEMBER 31,
                                                         SEPTEMBER 30,    ----------------------
                                                             1997           1996         1995
                                                         -------------    ---------    ---------
                                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................     $  23,051      $  18,370    $  13,419
  Accounts receivable.................................        21,483         34,779       23,855
  Other current assets................................         3,251          1,023        1,078
                                                           ---------      ---------    ---------
          Total current assets........................        47,785         54,172       38,352
Oil and gas properties under successful efforts
  method..............................................       462,543        344,978      257,366
Other property and equipment..........................         8,885          7,663        4,208
                                                           ---------      ---------    ---------
                                                             471,428        352,641      261,574
Accumulated depreciation, depletion, amortization and
  valuation allowance.................................      (249,795)      (177,896)    (126,519)
                                                           ---------      ---------    ---------
                                                             221,633        174,745      135,055
Investments and other assets..........................        10,715         22,899       21,427
Deferred income tax assets............................        20,639            213       19,847
                                                           ---------      ---------    ---------
                                                           $ 300,772      $ 252,029    $ 214,681
                                                           =========      =========    =========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................     $  29,757      $  42,035    $  27,746
  Accrued liabilities and other.......................         5,747          6,751        2,969
  Current portion of accrued long-term compensation...        37,064          4,306        6,459
  Current maturities of note payable to stockholder...         4,000          4,000        4,000
                                                           ---------      ---------    ---------
          Total current liabilities...................        76,568         57,092       41,174
Accrued long-term compensation........................            --         12,000        4,306
Note payable to stockholder...........................           500          3,500        3,500
Deferred revenue......................................            --             --       99,461
Long-term debt........................................       190,000        105,000       32,000
Stockholders' equity:
  Preferred stock, no par value, 11% cumulative,
     200,000 shares authorized, issued and
     outstanding......................................        20,000         20,000       20,000
  Common stock, $1 par value; 100,000 shares
     authorized; 75,000 issued and outstanding........            75             75           75
  Additional paid-in capital..........................        24,059         24,059       24,059
  Unrealized net gains in value of marketable equity
     securities.......................................         3,011          9,038        5,486
  Retained earnings (deficit).........................       (13,441)        21,265      (15,380)
                                                           ---------      ---------    ---------
          Total stockholders' equity..................        33,704         74,437       34,240
                                                           ---------      ---------    ---------
Commitments and contingencies.........................
                                                           $ 300,772      $ 252,029    $ 214,681
                                                           =========      =========    =========

          See accompanying notes to consolidated financial statements.

                             ZILKHA ENERGY COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                AND YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                NINE MONTHS
                                            ENDED SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                         -------------------------   ------------------------------
                                            1997          1996         1996       1995       1994
                                         -----------   -----------   --------   --------   --------
                                         (UNAUDITED)   (UNAUDITED)
Operating revenues:
  Oil and gas sales....................   $141,534      $120,768     $165,041   $148,131   $ 75,010
  Management fees and other............        131           116          144        158        293
                                          --------      --------     --------   --------   --------
                                           141,665       120,884      165,185    148,289     75,303
                                          --------      --------     --------   --------   --------
Operating costs and expenses:
  Production expenses..................      9,881         8,684       12,437     12,542      6,860
  Depletion, depreciation and
     amortization......................     47,623        46,214       61,618     53,901     29,577
  Impairment of oil and gas
     properties........................     13,285            --        4,323         --         --
  Exploration expenses.................     79,823        53,987       64,674     45,261     36,833
  General and administrative
     expenses..........................     33,835        17,608       22,902     17,187     11,064
                                          --------      --------     --------   --------   --------
                                           184,447       126,493      165,954    128,891     84,334
                                          --------      --------     --------   --------   --------
Income (loss) from operations..........    (42,782)       (5,609)        (769)    19,398     (9,031)
                                          --------      --------     --------   --------   --------
Other income (expense):
  Gain on sale of oil and gas
     properties........................         --        65,110       65,110         59      5,260
  Gain (loss) on sale of marketable
     equity securities.................      2,901            27           27      7,464       (419)
  Interest and dividend income.........        968           507          721        667        467
  Interest expense.....................     (6,956)       (4,779)      (6,815)    (7,882)    (4,854)
  Other expense........................     (7,189)       (1,110)      (1,276)    (1,830)    (1,871)
                                          --------      --------     --------   --------   --------
                                           (10,276)       59,755       57,767     (1,522)    (1,417)
                                          --------      --------     --------   --------   --------
Income (loss) before income tax expense
  (benefit)............................    (53,058)       54,146       56,998     17,876    (10,448)
Income tax expense (benefit)...........    (18,352)       19,254       20,353      6,528     (3,652)
                                          --------      --------     --------   --------   --------
Net income (loss)......................   $(34,706)     $ 34,892     $ 36,645   $ 11,348   $ (6,796)
Cumulative dividends on preferred
  stock................................      1,650         1,650        2,200      2,200      2,200
                                          --------      --------     --------   --------   --------
Net income (loss) available to common
  stockholders.........................   $(36,356)     $ 33,242     $ 34,445   $  9,148   $ (8,996)
                                          ========      ========     ========   ========   ========
Earnings (loss) per share..............   $(484.74)     $ 443.22     $ 459.26   $ 121.97   $(119.95)
                                          ========      ========     ========   ========   ========
Common shares outstanding..............     75,000        75,000       75,000     75,000     75,000
                                          ========      ========     ========   ========   ========

          See accompanying notes to consolidated financial statements.

                             ZILKHA ENERGY COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
              AND NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                           NET GAINS IN
                                         PREFERRED STOCK     COMMON STOCK     ADDITIONAL    MARKETABLE    RETAINED
                                        -----------------   ---------------    PAID-IN        EQUITY      EARNINGS
                                        SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL      SECURITIES    (DEFICIT)    TOTAL
                                        -------   -------   ------   ------   ----------   ------------   ---------   --------
BALANCE AT DECEMBER 31, 1993..........  200,000   $20,000   75,000    $75      $24,059       $ 5,814      $(19,932)   $ 30,016
Unrealized net losses in marketable
  equity securities (net of deferred
  taxes)..............................       --       --       --      --           --        (1,127)           --      (1,127)
Net loss..............................       --       --       --      --           --            --        (6,796)     (6,796)
                                        -------   -------   ------    ---      -------       -------      --------    --------
BALANCE AS OF DECEMBER 31, 1994.......  200,000   20,000    75,000     75       24,059         4,687       (26,728)     22,093
Realized net gains in marketable
  equity securities...................       --       --       --      --           --        (4,624)           --      (4,624)
Unrealized net gains in marketable
  equity securities (net of deferred
  taxes)..............................       --       --       --      --           --         5,423            --       5,423
Net income............................       --       --       --      --           --            --        11,348      11,348
                                        -------   -------   ------    ---      -------       -------      --------    --------
BALANCE AS OF DECEMBER 31, 1995.......  200,000   20,000    75,000     75       24,059         5,486       (15,380)     34,240
Unrealized net gains in marketable
  equity securities (net of deferred
  taxes)..............................       --       --       --      --           --         3,552            --       3,552
Net income............................       --       --       --      --           --            --        36,645      36,645
                                        -------   -------   ------    ---      -------       -------      --------    --------
BALANCE AS OF DECEMBER 31, 1996.......  200,000   20,000    75,000     75       24,059         9,038        21,265      74,437
Realized net gains in marketable
  equity securities...................       --       --       --      --           --        (1,134)           --      (1,134)
Unrealized net losses in marketable
  equity securities (net of deferred
  taxes)..............................       --       --       --      --           --        (4,893)           --      (4,893)
Net loss..............................       --       --       --      --           --            --       (34,706)    (34,706)
                                        -------   -------   ------    ---      -------       -------      --------    --------
BALANCE AS OF SEPTEMBER 30, 1997
  (UNAUDITED).........................  200,000   $20,000   75,000    $75      $24,059       $ 3,011      $(13,441)   $ 33,704
                                        =======   =======   ======    ===      =======       =======      ========    ========

          See accompanying notes to consolidated financial statements.

                             ZILKHA ENERGY COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                                                    ---------------------   ---------------------------------
                                                      1997        1996        1996        1995        1994
                                                    ---------   ---------   ---------   ---------   ---------
                                                         (UNAUDITED)
Cash flows from operating activities:
Net income (loss).................................  $ (34,706)  $  34,892   $  36,645   $  11,348   $  (6,796)
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depletion, depreciation and amortization........     47,623      46,214      61,618      53,901      29,577
  Impairment of oil and gas properties............     13,285          --       4,323          --          --
  Exploration expenses............................     79,823      53,987      64,674      45,261      36,833
  Amortization of deferred revenues...............         --     (13,773)    (13,773)    (47,231)    (26,760)
  Gain on sale of oil and gas properties..........         --     (65,110)    (65,110)        (59)     (5,260)
  Realized gain on sale of investments and
    other.........................................     (2,901)        (27)        (27)     (7,464)        419
  Deferred income taxes...........................    (18,352)     17,846      19,164       6,468      (3,597)
  Changes in assets and liabilities:
    Accounts receivable...........................     13,296          87     (10,924)     (9,989)     (1,548)
    Due from stockholder..........................         --          --          --          --         100
    Other current assets..........................     (2,228)       (368)         55        (757)        122
    Accounts payable..............................    (12,278)      5,721      14,290      (6,670)     18,366
    Accrued liabilities and other.................     (1,004)      1,232       3,782       1,567          48
    Accrued long-term compensation................     20,757       2,541       5,541      (2,235)      3,600
    Deferred revenue..............................         --          --          --      89,328      52,678
    Deferred credit, net..........................         --          --          --     (10,982)     10,090
    Other.........................................      3,369       5,270        (375)     (5,208)       (675)
                                                    ---------   ---------   ---------   ---------   ---------
         Net cash provided by operating
           activities.............................    106,684      88,512     119,883     117,278     107,197
                                                    ---------   ---------   ---------   ---------   ---------
Cash flows from investing activities:
Proceeds from disposal of marketable equity
  securities......................................      3,616         120         120       7,727          27
Investment in marketable equity securities and
  other...........................................         --          --                    (466)       (250)
Proceeds from the sale of oil and gas properties
  and other.......................................        (29)     99,991      99,991         245      18,847
Investment in oil and gas properties and other....   (187,590)   (149,500)   (202,355)   (120,894)   (119,608)
                                                    ---------   ---------   ---------   ---------   ---------
         Net cash used in investing activities....   (184,003)    (49,389)   (102,244)   (113,388)   (100,984)
                                                    ---------   ---------   ---------   ---------   ---------
Cash flows from financing activities:
Notes payable to stockholders.....................     (3,000)      1,000          --      (6,000)     (6,335)
Proceeds from long-term debt......................     85,000      61,312     131,312      93,000      23,000
Repayments on long-term debt......................         --     (99,000)   (144,000)    (84,000)    (22,200)
                                                    ---------   ---------   ---------   ---------   ---------
         Net cash provided by (used in) financing
           activities.............................     82,000     (36,688)    (12,688)      3,000      (5,535)
                                                    ---------   ---------   ---------   ---------   ---------
Net increase in cash and cash equivalents.........      4,681       2,435       4,951       6,890         678
Cash and cash equivalents at beginning of
  period..........................................     18,370      13,419      13,419       6,529       5,851
                                                    ---------   ---------   ---------   ---------   ---------
Cash and cash equivalents at end of period........  $  23,051   $  15,854   $  18,370   $  13,419   $   6,529
                                                    =========   =========   =========   =========   =========

          See accompanying notes to consolidated financial statements.

                             ZILKHA ENERGY COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     Zilkha Energy Company (the "Company") is a privately-held independent energy company engaged in the exploration for and acquisition, development and production of oil and natural gas in the Gulf of Mexico.

     The stockholders' equity of the Company consists of 100,000 shares of common stock and 200,000 shares of an 11% cumulative preferred stock, no par value, of which 75,000 shares and 200,000 shares, respectively, are outstanding. At September 30, 1997 and December 31, 1996, dividends in arrears on the 11% cumulative preferred stock were $11.3 million (or $56.375 per share) and $13.0 million (or $64.625 per share), respectively.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

     In connection with the consummation of a plan of reorganization, the Company implemented a quasi-reorganization at December 31, 1985, whereby its assets and liabilities were restated to estimated fair value and the deficit in retained earnings was eliminated.

CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

OIL AND GAS ACTIVITIES

     In 1997, the Company adopted the successful efforts method of accounting for its oil and gas operations as prescribed by the Financial Accounting Standards Board. All financial statements have been retroactively restated. Under the successful efforts method of accounting, acquisition costs and exploratory drilling costs related to properties with proved reserves and all development costs including development dry holes are capitalized. The acquisition costs of unproved leaseholds are capitalized pending the results of exploration efforts. At September 30, 1997 and December 31, 1996 and 1995, such costs totaled $38.6 million, $34.5 million and $16.2 million, respectively. Unproved leaseholds with significant acquisition costs are assessed periodically, on a property by property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Unproved leaseholds whose acquisition costs are not individually significant are aggregated and, based on experience, amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Exploratory dry holes and geological and geophysical charges are expensed as incurred. Capitalized costs are depleted using the unit-of-production method based upon estimates of proved oil and gas reserves on a depletable unit basis. Estimated costs (net of salvage value) of dismantling and abandoning oil and gas production facilities are computed by the Company's independent reserve engineers and included when calculating depreciation and depletion using the unit-of-production method. The total estimated future dismantlement and abandonment cost being amortized as of December 31, 1996 was approximately $31 million.

     The Company performs a review for impairment of proved oil and gas properties on a depletable unit basis. For each depletable unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair value of the depletable unit will be recognized. Fair value, on a depletable unit basis, is estimated to be the present value of expected future net cash flows computed by applying estimated

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves.

     Interest costs associated with non-producing leases and exploration and major development projects are capitalized until the related properties are evaluated and are subject to depletion. The capitalization rates are based on the Company's weighted average cost of funds used to finance expenditures.

OTHER PROPERTY AND EQUIPMENT

     Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Expenditures for renewals and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

INVESTMENTS

     The Company's equity security investments with readily determinable fair values and debt securities held as of December 31, 1996 and 1995 are classified as available-for-sale, with unrealized gains and losses reported in the accompanying balance sheet as unrealized net gains in value of investments. The Company's other long-term investments which do not have readily determinable fair values are recorded at the lower of aggregate cost or market value.

DERIVATIVES

     The Company uses derivative financial instruments to reduce its exposure to changes in the market price of natural gas and crude oil, to fix the price for natural gas and crude oil independently of the physical purchase of sale, and to manage interest rates. Commodity financial instruments also provide methods to meet customer pricing requirements while achieving a price structure consistent with the Company's overall pricing strategy. The types of commodity derivative financial instruments currently used by the Company are options and swaps.

     The Company utilizes hedge accounting for commodity derivative financial instruments whereby gains and losses on these hedging instruments are realized and recorded as revenues when the related natural gas or oil production has been produced, purchased or delivered. As a result, gains and losses on commodity financial instruments are generally offset by similar changes in the realized prices of natural gas and crude oil. To qualify as hedging instruments, these instruments must be highly correlated to anticipated future sales such that the Company's exposure to the risks of commodity price changes is reduced. While commodity financial instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and crude oil, the commodity financial instruments may also limit the Company's gain from increases in the market price of natural gas and crude oil.

     Gains or losses attributable to the termination of a swap contract are deferred and recognized in revenue when the hedged crude oil and natural gas is sold. Gains and losses on other derivative financial instruments that qualify as a hedge of firmly committed or anticipated purchases and sales of oil and gas commodities are deferred and recognized in income when the related hedged transaction occurs. Gains or losses on derivative financial instruments that do not qualify as a hedge are recognized in income currently. Cash flows from hedging activities are recognized in the same section of the Consolidated Statements of Cash Flows as the hedged transaction.

     The Company entered into several interest rate swap agreements to manage interest rate fluctuations during 1996, 1995 and 1994. Monthly settlements are based on the difference between a fixed and floating interest rate at specified notional amounts. Interest expense increased $900,000, $69,000 and $277,000 in 1996, 1995 and 1994, respectively, due to interest rate swaps. Interest expense increased $283,000 and

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

$432,000 during the nine months ended September 30, 1997 and 1996, respectively, due to interest rate swaps. At December 31, 1996, the Company had interest rate swaps in effect through September 1997.

INCOME TAXES

     The tax benefits related to net operating loss carryforwards, in excess of the related valuation allowance, generated prior to the quasi-reorganization have been credited to additional paid-in capital.

     Deferred taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

ENVIRONMENTAL

     The Company is subject to Federal, state and local environmental laws and regulations, which regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

GAS BALANCING

     The Company uses the entitlement method of recording sales of natural gas. Under the entitlement method of accounting, revenue is recorded based on the Company's net revenue interest in production. Deliveries of natural gas in excess of the Company's net revenue interest are recorded as liabilities and under-deliveries are recorded as assets. Production imbalances receivables are recorded at the lower of the sales price in effect at the time of production or the current market value. At September 30, 1997 and December 31, 1996, the Company had a net liability of $632,000 and $400,000, respectively, as opposed to a net asset of $460,000 at December 31, 1995.

EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share are calculated based on the weighted average common shares outstanding divided into net income (loss) after deducting the annual preferred dividends which accumulate.

USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as well as reserve information which affects the depletion calculation to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

INTERIM FINANCIAL STATEMENTS

     The consolidated financial statements for the nine months ended September 30, 1997 and 1996 have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect adjustments of a normal recurring nature which are, in the opinion of

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

management, necessary to present fairly such information. Results for the interim periods are not necessarily indicative of the results which may be achieved for an entire year.

2. PROPERTY ACQUISITIONS, DIVESTITURES AND IMPAIRMENTS

     During September 1996, the Company sold all of its working interest in East Cameron 328 and High Island 116 for $44.5 million, resulting in a gain of $25.4 million.

     During March 1996, the Company sold its working interest in certain oil and gas properties located in the Gulf of Mexico for $55.3 million, resulting in a gain of $38.5 million.

     During April 1994, the Company acquired the partnership interest of a stockholder consisting of producing oil and gas properties. The total cost of the acquisition was $21.4 million and it was funded through the incurrence of a loan from a stockholder for $13.5 million, the assumption of a volumetric production payment liability of $5.3 million and the forgiveness of a balance due from the stockholder of $2.6 million. The acquisition was recorded at the historical cost of the assets acquired and liabilities assumed.

     During March 1994, the Company sold all of its remaining onshore properties for approximately $13.7 million, resulting in a $1.2 million gain. During 1994, the Company also sold certain of its working interest in oil and gas properties located in the Gulf of Mexico for aggregate proceeds of $5.4 million, resulting in a gain of $3.5 million.

     Impairment expenses of $13.3 million and $4.3 million were recognized during the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

3. INVESTMENTS AND OTHER ASSETS

     A summary of the Company's investments as of December 31, 1996 and December 31, 1995 which have readily determinable fair values, is as follows (in thousands):

                                                                    GROSS         GROSS
                                                    HISTORICAL    UNREALIZED    UNREALIZED    CARRYING
                TYPE OF INVESTMENT                     COST          LOSS          GAIN        AMOUNT
                ------------------                  ----------    ----------    ----------    --------
At December 31, 1996:
  Marketable equity securities....................    $2,907        $   --       $13,904      $16,811
                                                      ======        ======       =======      =======
At December 31, 1995:
  Marketable equity securities....................    $2,907        $   --       $ 8,429      $11,336
  Debt Securities.................................       101            --            11          112
                                                      ------        ------       -------      -------
                                                      $3,008        $   --       $ 8,440      $11,448
                                                      ======        ======       =======      =======

     Proceeds from the sale of available-for-sale securities were $120,000, $7.7 million and $27,000 during 1996, 1995 and 1994, respectively, resulting in gross realized gains of $19,000 and $7.5 million in 1996 and 1995, respectively, and gross realized losses of $419,000 in 1994. During the nine months ended September 30, 1997 and 1996, such proceeds were $3.1 million and $120,000, respectively, resulting in gross realized gains of $2.9 million and $27,000, respectively.

     Long-term investments with carrying values of $59,000 at December 31, 1996 and 1995, respectively, do not have readily determinable fair values.

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

     Investments and other assets at December 31, 1996 also include (in thousands):

                                                               1996      1995
                                                              ------    ------
Prepaid seismic charges.....................................  $4,050    $6,698
Price options, net of amortization..........................   1,716     2,068
Net deferred loss on hedge contracts........................      --       891
Other.......................................................     263       263
                                                              ------    ------
                                                              $6,029    $9,920
                                                              ======    ======

     The Company prepays certain costs incurred under agreements with various seismic vendors to purchase seismic data. As the seismic data is received the cost is expensed as geological and geophysical cost.

4. RELATED PARTY TRANSACTIONS

PARTNERSHIP ADVANCES DUE FROM STOCKHOLDERS

     The Company and a stockholder of the Company were partners in an oil and gas general partnership (the "Partnership"). During 1994, the stockholder paid $1.8 million to the Company related to this share of the Partnership expenditures. On April 30, 1994, the Partnership was dissolved.

NOTE PAYABLE TO STOCKHOLDER

     In conjunction with the purchase of a stockholder's partnership interest during 1994, the Company entered into a $13.5 million note payable to a stockholder. The note is unsecured and is subordinated to the long-term debt of the Company; it bears interest at 9% per annum. The principal amount was increased by $4 million in January 1996 due to the acquisition of a working interest in a producing gas property of a stockholder by the Company. Principal and interest are payable quarterly, commencing with the first principal installment of $4 million on April 1, 1995, with subsequent principal installments of $1 million each, commencing July 1, 1995 until October 1, 1998. At December 31, 1996 and 1995, the outstanding balance was $7.5 million; at September 30, 1997, the outstanding balance was $4.5 million

5. INCOME TAXES

     For financial reporting purposes, the benefit associated with net operating losses, net of valuation allowance, which arose prior to December 31, 1985 is included in additional paid-in capital.

     The net deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                                1996        1995
                                                              --------    --------
Deferred tax assets:
  Accrued long-term compensation............................  $  5,707    $  3,902
  Net operating loss carryforwards..........................    16,607      37,764
  Tax credit carryforwards..................................     1,877         628
  Other.....................................................       744         823
                                                              --------    --------
Total deferred tax assets...................................    24,935      43,117
Less valuation allowance....................................   (11,505)    (11,505)
                                                              --------    --------
                                                                13,430      31,612
                                                              --------    --------

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

                                                                1996        1995
                                                              --------    --------
Deferred tax liabilities:
  Unrealized net gains in value of marketable equity
     securities.............................................     4,867       2,954
  Oil and gas properties....................................     8,350       8,811
                                                              --------    --------
Total deferred tax liabilities..............................    13,217      11,765
                                                              ========    ========
Net deferred tax asset......................................  $    213    $ 19,847
                                                              ========    ========

     The Company has recorded a valuation allowance related to $32.8 million of pre-quasireorganization net operating loss carryforwards which may not be fully realizable. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provision for income taxes for each of the years ended December 31, 1996, 1995 and 1994 was different than the amount computed using the federal statutory rate (35%) for the following reasons:

                                                             1996      1995     1994
                                                             -----     ----     -----
Federal statutory rate.....................................   35.0%    35.0%    (35.0)%
Premiums for officers life insurance.......................    0.6      1.4        --
Other......................................................    0.1      0.1        --
                                                             -----     ----     -----
                                                              35.7%    36.5%    (35.0)%
                                                             =====     ====     =====

     Income tax expense benefit is summarized as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1996       1995      1994
                                                         -------    ------    -------
Current:
  Federal..............................................  $ 1,189    $   60    $   (55)
  State................................................       --        --         --
                                                         -------    ------    -------
                                                           1,189        60        (55)
                                                         -------    ------    -------
Deferred:
  Federal..............................................   19,164     6,468     (3,597)
  State................................................       --        --         --
                                                         -------    ------    -------
                                                          19,164     6,468     (3,597)
                                                         -------    ------    -------
Total income tax.......................................  $20,353    $6,528    $(3,652)
                                                         =======    ======    =======

     At December 31, 1996, the Company had available net operating loss carryforwards of approximately $50 million for income tax purposes which expire between 1999 and 2010. The Company also has a percentage depletion carryforward of approximately $4.3 million and an alternative minimum tax carryforward of approximately $1.9 million, both of which can be carried forward indefinitely.

6. DERIVATIVES AND FAIR VALUE INFORMATION

     The Company has entered into a gas price option agreement which set floors at $1.50 per MMBtu for the period January 1998 through December 1998 on approximately 15,000,000 MMBtu. Gas collars are also in place on 12,000,000 MMBtu at prices ranging between $2.05 and $3.05 per MMBtu through April 1997. Gas

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

swap contracts on 1,900,000 MMBtu were entered into during 1996 at prices of $2.07 through $2.69 per MMBtu.

     The Company has purchased put options setting floors of $15.50 and $16.00 per Bbl on oil prices through December 1998 on 960,000 Bbls of oil.

     During 1994, the Company entered into natural gas swap contracts on approximately 36 Bbtu for volumes to be sold during 1994 through 1996. The contract was terminated in November 1994 for discounted net proceeds of $9.3 million for the remaining contract period of January 1995 through June 1996. The entire cash proceeds were reflected as a deferred credit at December 31, 1994. There were $1.2 million and $8.1 million in deferred gains recognized as revenue in 1996 and 1995, respectively. During the nine months ended September 30, 1996, $1.2 million in deferred gains were recognized as revenue; there were no deferred gains recognized as revenue during the nine months ended September 30, 1997.

     These agreements are derivative financial instruments and do not require deliveries of the commodity hedged. These agreements generally provide for specified payments on a monthly basis by or to the Company based on differences between a hedged price and a referenced price of crude oil or natural gas in an agreed established market. Risks associated with these transactions arise primarily from the possible inability of the counterparty to meet the terms of these contracts. Each of these contracts is with a major investment grade institution. Oil and gas revenues were decreased by $29.7 million in 1996 and increased $8.8 million and $2.0 million in 1995 and 1994, respectively, as a result of such hedging activity. During the nine months ended September 30, 1997 and 1996, oil and gas revenues were decreased by $5.1 million and $22.4 million, respectively, as a result of such hedging activity.

     Fair value for cash, receivables, investments, other assets and payables approximates carrying value. The following table details the carrying values and approximate fair values of the Company's derivative financial instruments and long-term debt at December 31, 1996 (in thousands):

                                                                         APPROXIMATE
                                                             CARRYING       FAIR
                                                              AMOUNT        VALUE
                                                             --------    -----------
  Oil and gas derivatives................................    $  1,716     $ (6,815)
  Long-term debt.........................................     105,000      105,000
  Note payable to stockholder............................       7,500        7,500

7. DEFERRED COMPENSATION

     At December 31, 1996, the Company had accrued $16.3 million, which represents estimated compensation to certain employees under deferred compensation plans. Of the balance, $4.3 million represents the remaining payments to be made under the plan covering services performed during 1992 through 1994; this balance was paid in September 1997, at which time the employees were fully vested. The remaining $12 million represents the estimated liability at December 31, 1996 for the plan covering services performed during 1995 through 1997 and is estimated based on the fair market value of the Company as of December 31, 1996. The actual compensation expense for this plan will be determined from the fair market value of the Company on December 31, 1997. The vesting period for this plan extends from 1997 to September 2000. The compensation expense related to these plans is amortized over the services and vesting periods. At September 30, 1997, $37.1 million was accrued under the deferred compensation plan. During the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1997 and 1996, $12 million, $8.5 million, $3.6 million, $25.1 million and $9 million, respectively, was expensed related to the deferred compensation plans. See Note 13.

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

8. COMMITMENTS AND CONTINGENCIES

     The Company entered into agreements with several seismic vendors to purchase 3-D seismic data over the next two years. The future commitments are contingent upon performance by the seismic vendors and could exceed $46 million through 1998. Approximately $33 million is expected to be payable in 1997.

     Presented below is a schedule by years of future minimum rental payments required under noncancellable operating leases which, at December 31, 1996, have initial or remaining lease terms in excess of one year (in thousands):

1997........................................................    $  303
1998........................................................       303
1999........................................................       303
2000........................................................       351
2001........................................................       385
Thereafter..................................................     1,385
                                                                ------
Total minimum payments required.............................    $3,030
                                                                ======

     During 1996, 1995 and 1994, the Company incurred $295,000, $195,000 and
$285,000, respectively, in rental expense. During the nine months ended September 30, 1997 and 1996, such expenses were $256,000 and $220,000, respectively.

     The Company has been named as a defendant in certain lawsuits incidental to its business. Management does not believe that the outcome of such litigation will have a material adverse impact on the Company.

9. DEFERRED REVENUE

     On December 29, 1995, the Company retired $10 million of a volumetric production payment and $69 million and $15 million of debt outstanding under the Senior and Subordinated Revolving Credit Facility, respectively, and financed these retirements through the incurrence of a volumetric production payment liability of $99.5 million. As of December 31, 1995, volumes remaining to be delivered were approximately 52,670 MMBtus and 799,300 Bbls.

     On March 1, 1996, the Company borrowed $90 million under the Senior Revolving Credit Facility to repurchase the outstanding volumetric production payment for approximately $86 million and to repay $4.3 million of the principal outstanding under the Subordinated Revolving Credit Facility. See Note 10.

10. LONG TERM DEBT

SENIOR REVOLVING CREDIT FACILITY

     On November 30, 1994, the Company entered into a Loan Agreement ("Senior Revolving Credit Facility"). As of December 31, 1996, this facility had a borrowing base of $180 million, which is reevaluated semiannually. Advances can be drawn on the Senior Revolving Credit Facility up to the lesser of the maximum commitment of $250 million or the borrowing base. At September 30, 1997 and December 31, 1996, the Company had an outstanding balance of $140 million and $55 million, respectively, under the facility. The Senior Revolving Credit Facility is secured by oil and gas properties and bears interest at variable rates based on LIBOR (6.605% and 6.906% at December 31, 1996 and September 30, 1997, respectively). The Company also is assessed a commitment fee of .375% per annum on the average daily amount by which the borrowing base exceeds the aggregate outstanding advances.

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

     Principal payments are required when the advances outstanding exceed the borrowing base, in amounts equal to the excess over the borrowing base. This Senior Revolving Credit Facility matures on October 31, 1999 unless a change of control occurs, at which time the facility becomes immediately payable. The Company may request that the maturity date be extended for a period of one year. The lender in its sole discretion shall determine whether to extend the maturity date for said one-year period. At final maturity of the Senior Revolving Credit Facility, the Company may request that the lender convert the outstanding amount of all advances to a term loan. The lender in its sole discretion will at that time determine the term loan amortization schedule. The final maturity date may not exceed two years from the date of the conversion. Standard and customary covenants prohibit the declaration and payment of dividends and include limitations on additional debt, liens and sale of assets.

SENIOR SUBORDINATED NOTES

     On July 24, 1996 the Company sold $50 million of five year, senior subordinated notes. Interest is payable semiannually at 10.6% per annum with principal due July 26, 2001. Proceeds from the notes were used to reduce senior indebtedness by $45 million and provide $5 million of working capital. The notes are unsecured, general corporate obligations. Standard and customary covenants prohibit the declaration and payment of dividends and include limitations on senior and additional indebtedness.

SUBORDINATED LOAN AGREEMENT

     On November 30, 1994 the Company entered into a Subordinated Loan Agreement ("Subordinated Revolving Credit Facility"). At December 31, 1995, the Company had an outstanding balance of $32 million under this facility. On July 24, 1996, the Subordinated Loan Agreement was terminated.

     During 1994, the Company entered into an interest rate swap agreement to hedge against increasing interest rates. The interest rate swap was sold in November 1994 for $771,000. A reduction in interest expense during 1996, 1995 and 1994 of $110,000, $640,000 and $21,000, respectively, was recorded. During the nine months ended September 30, 1996, a reduction in interest expense of $92,000 was recorded.

     At December 31, 1996, the aggregate amount of debt maturing for long-term debt and note payable to stockholder for the next five years is as follows (in thousands):

1997......................................  $  4,000
1998......................................     3,500
1999......................................    55,000
2000......................................        --
2001......................................    50,000
                                            --------
                                            $112,500
                                            --------

11. STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

     During 1996, 1995 and 1994, the Company paid interest of $7.2 million, $9.4 million and $6.0 million, respectively. During the nine months ended September 30, 1997 and 1996, interest of $10.7 million and $5.9 million, respectively, was paid. Income taxes paid during 1996 were $780,000; no income taxes were paid during 1995 or 1994. During the nine months ended September 30, 1997 and 1996, income taxes of $252,000 and $280,000, respectively were paid.

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

12. SIGNIFICANT CUSTOMERS

     In the years ended December 31, 1996, 1995 and 1994, sales to a single customer accounted for approximately 94%, 96% and 98%, respectively, of the Company's oil and gas revenues. Due to the availability of other customers, management does not believe that the loss of any single purchaser of its oil and gas would have a material adverse on the Company's operations.

13. SUBSEQUENT EVENT

     During November 1997, the Company entered into an agreement with Sonat Inc. ("Sonat") to merge with a wholly-owned subsidiary of Sonat in exchange for $1.04 billion of Sonat common stock. The proposed merger is subject to the approval of the Sonat stockholders. If the merger is consummated, amounts due under the deferred compensation plans become immediately payable due to change-of-control provisions in the agreement. Such amount is approximately $74 million, in total, of which $36.9 million is not accrued as of September 30, 1997.

14. OIL AND GAS OPERATIONS (UNAUDITED)

     At December 31, 1996, the Company had interests in oil and gas properties that are located offshore Louisiana and Texas in the Gulf of Mexico. The Company does not own or lease any oil and gas properties outside the United States.

     Capitalized costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortization were as follows (in thousands):

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1995
                                                              ---------    ---------
Oil and Gas Properties:
  Proved Properties.........................................  $ 296,046    $ 233,807
  Unproved Properties.......................................     48,932       23,559
                                                              ---------    ---------
                                                                344,978      257,366
Less: Accumulated Depreciation, Depletion and
  Amortization..............................................   (173,528)    (123,574)
                                                              ---------    ---------
                                                              $ 171,450    $ 133,792
                                                              =========    =========

     Costs incurred in oil and gas producing activities, whether capitalized or expensed, were as follows:

COSTS INCURRED

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Property Acquisition Costs:
  Proved Properties........................................  $ 10,581    $  1,352    $ 25,151
  Unproved Properties......................................    25,374       8,042       8,393
Exploration Costs..........................................   127,604      90,294      72,887
Development Costs..........................................    38,796      21,206      34,577
                                                             --------    --------    --------
          Total Costs......................................  $202,355    $120,894    $141,008
                                                             ========    ========    ========

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

     Net quantities of proved developed and undeveloped reserves of natural gas and crude oil, including condensate and natural gas liquids, and changes in such quantities were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------
                                            1996                1995                1994
                                      -----------------   -----------------   -----------------
                                      LIQUIDS     GAS     LIQUIDS     GAS     LIQUIDS     GAS
                                      (MBBLS)   (MMCF)    (MBBLS)   (MMCF)    (MBBLS)   (MMCF)
                                      -------   -------   -------   -------   -------   -------
Proved (Developed and Undeveloped
  Reserves, Net:
     Beginning of year..............  11,076    206,227    9,268    175,287    7,367     83,849
     Revisions of previous
       estimates....................   1,027      7,842    2,765     74,356    2,560     19,481
     Extensions, discoveries and
       other additions..............   9,710    161,952    2,302     59,549    1,690     93,109
     Purchases of reserves in
       place........................     622     50,653       --         --      616     14,011
     Sales of reserves in place.....  (6,217)   (48,362)    (752)   (47,719)  (2,103)    (3,232)
     Production.....................  (1,672)   (63,502)  (2,507)   (55,246)    (862)   (31,931)
                                      ------    -------   ------    -------   ------    -------
          End of Year...............  14,546    314,810   11,076    206,227    9,268    175,287
                                      ======    =======   ======    =======   ======    =======
Proved Developed Reserves:
     Beginning of year..............   4,842    123,960    3,865     74,233    2,286     48,079
                                      ======    =======   ======    =======   ======    =======
     End of year....................   4,366    207,525    4,842    123,960    3,865     74,233
                                      ======    =======   ======    =======   ======    =======

     The significant changes to reserves, other than acquisitions, dispositions or production, are due to reservoir performance in existing fields, drilling of additional wells in existing fields and development of new fields. There were no other events or major discoveries, favorable or adverse, that may be considered to have caused a significant change in the estimated proved reserves since December 31, 1996.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS REVENUES

     The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69) and based on natural gas and crude oil reserve and production volumes estimated by William M. Cobb & Associates, Inc. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

     The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may be subject to different rates of income taxation.

     Under the Standardized Measure, future cash inflows were estimated by applying period end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-end proved reserves. As of December 31, 1995, approximately 67 Bcf of the Company's future gas production and 3,000 Mbls of oil were subject to open hedge positions. As of December 31, 1996, approximately 27.3 Bcf of the Company's future gas production and 960 MBls of oil were subject to such positions. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pretax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by SFAS No. 69. The volumes and revenues subject to volumetric production payments have been excluded from the future net cash flow presented.

     Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

     Results of operations from producing activities by fiscal year were as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1996        1995        1994
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Oil and gas revenues...............................  $165,041    $148,131    $ 75,010
Production costs...................................   (12,437)    (12,542)     (6,860)
Exploration expenses...............................   (64,674)    (45,261)    (36,833)
Depreciation, depletion, amortization and
  impairments......................................   (64,518)    (52,929)    (29,011)
                                                     --------    --------    --------
                                                       23,412      37,399       2,306
Income tax expense.................................    (8,194)    (13,090)       (807)
                                                     --------    --------    --------
Results of operations from producing activities
  (Excluding corporate overhead and interest
  costs)...........................................  $ 15,218    $ 24,309    $  1,499
                                                     ========    ========    ========

     The standardized measure of discounted future net cash flows relating to proved oil and gas reserves follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                     1996         1995         1994
                                                  ----------    ---------    ---------
                                                             (IN THOUSANDS)
Future Cash Inflows.............................  $1,510,192    $ 698,273    $ 450,328
Future Production and Development Costs.........    (254,069)    (191,287)    (153,785)
Future Income Tax Expenses......................    (369,386)    (101,413)     (30,735)
                                                  ----------    ---------    ---------
Future Net Cash Flows...........................     886,737      405,573      265,808
10% Annual Discount for Estimated Timing of Cash
  Flows.........................................    (186,370)     (74,650)     (41,892)
                                                  ----------    ---------    ---------
Standardized Measure of Discounted Future Net
  Cash Flows....................................  $  700,367    $ 330,923    $ 223,916
                                                  ==========    =========    =========

                             ZILKHA ENERGY COMPANY

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

     The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                                YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1996         1995         1994
                                                           ---------    ---------    --------
Sales and Transfers of Oil and Gas Produced, Net of
  Production Costs.......................................  $(152,604)   $(135,589)   $(68,150)
Net Changes in Prices and Production Costs...............    171,188       85,894     (24,988)
Extensions, Discoveries and Improved Recovery, Less
  Related Costs..........................................    491,841      108,467      94,637
Changes in Estimated Future Development Costs............     28,051       34,105      12,219
Development Costs Incurred During the Period.............    (46,899)     (56,084)    (26,265)
Revisions of Previous Quantity Estimates.................     39,033      163,736      51,558
Accretion of Discount....................................     39,214       23,209      15,342
Net Change in Income Taxes...............................   (207,816)     (53,038)     (5,363)
Purchases of Reserves in Place...........................    118,552           --      23,103
Sales of Reserves in Place...............................   (130,149)    (119,632)    (13,659)
Changes in Production Rates (Timing) and Other...........     19,033       55,939      (3,444)
                                                           ---------    ---------    --------
                                                           $ 369,444    $ 107,007    $ 54,990
                                                           =========    =========    ========

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                               NOVEMBER 22, 1997

                                    BETWEEN

                             ZILKHA ENERGY COMPANY

                                      AND

                                   SONAT INC.

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
                                     ARTICLE I
                                    THE MERGER
Section    1.1   The Merger..................................................   A-1
Section    1.2   Conversion of Shares........................................   A-1
Section    1.3   Adjustments.................................................   A-2
Section    1.4   Surrender and Payment.......................................   A-2
Section    1.5   Fractional Shares...........................................   A-2
Section    1.6   Withholding Rights..........................................   A-2
Section    1.7   Lost Certificates...........................................   A-2
                                    ARTICLE II
                             THE SURVIVING CORPORATION
Section    2.1   Certificate of Incorporation................................   A-3
Section    2.2   Bylaws......................................................   A-3
Section    2.3   Directors and Officers......................................   A-3
                                    ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Section    3.1   Organization and Qualification..............................   A-3
Section    3.2   Capitalization..............................................   A-3
Section    3.3   Authorization...............................................   A-4
Section    3.4   Consents and Approvals; No Violation........................   A-4
Section    3.5   Financial Statements........................................   A-4
Section    3.6   Undisclosed Liabilities.....................................   A-5
Section    3.7   Bank Account Information....................................   A-5
           3.8   Conduct of the Business Since Company Unaudited Balance
Section          Sheet Date..................................................   A-5
Section    3.9   Litigation; Orders..........................................   A-5
Section    3.10  Licenses; Approvals.........................................   A-5
Section    3.11  Labor Matters...............................................   A-5
Section    3.12  Compliance with Laws........................................   A-6
Section    3.13  Insurance...................................................   A-6
Section    3.14  Material Contracts..........................................   A-6
Section    3.15  Environmental Matters.......................................   A-7
Section    3.16  Condemnation................................................   A-7
Section    3.17  Taxes.......................................................   A-8
Section    3.18  Employee Benefit Plans......................................   A-8
Section    3.19  Reserve Report..............................................   A-9
Section    3.20  Title.......................................................   A-9
Section    3.21  Financial and Commodity Hedging.............................  A-10
Section    3.22  Production and Pipeline Imbalances and Penalties............  A-10
Section    3.23  Preference Rights...........................................  A-10
Section    3.24  Brokerage Fees and Commissions..............................  A-10
Section    3.25  Tax Treatment and Pooling of Interests......................  A-10
Section    3.26  Registration Statement and Proxy Statement..................  A-10

                                                                               PAGE
                                                                               ----
                                    ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF PARENT
Section    4.1   Organization and Qualification..............................  A-10
Section    4.2   Capitalization..............................................  A-11
Section    4.3   Authorization...............................................  A-11
Section    4.4   Consents and Approval; No Violation.........................  A-11
Section    4.5   SEC Filings.................................................  A-12
Section    4.6   Financial Statements........................................  A-12
Section    4.7   Undisclosed Liabilities.....................................  A-12
           4.8   Conduct of the Business Since Parent Unaudited Balance Sheet
Section          Date........................................................  A-12
Section    4.9   Litigation; Orders..........................................  A-12
Section    4.10  Licenses; Approvals.........................................  A-13
Section    4.11  Labor Matters...............................................  A-13
Section    4.12  Compliance with Laws........................................  A-13
Section    4.13  Environmental Matters.......................................  A-13
Section    4.14  Taxes.......................................................  A-13
Section    4.15  Employee Benefit Plans......................................  A-14
Section    4.16  Tax Treatment and Pooling of Interests......................  A-14
Section    4.17  Registration Statement and Proxy Statement..................  A-14
Section    4.18  Parent Stockholders' Approval...............................  A-14
Section    4.19  Opinion of Financial Advisor................................  A-14
Section    4.20  Amendment of Rights Agreement...............................  A-14
                                     ARTICLE V
                             COVENANTS OF THE COMPANY
Section    5.1   Conduct of Business.........................................  A-15
Section    5.2   Financial Reporting Matters.................................  A-15
                                    ARTICLE VI
                                COVENANTS OF PARENT
Section    6.1   Conduct of Business.........................................  A-16
Section    6.2   Obligations of Merger Subsidiary............................  A-16
Section    6.3   Registration Statement and Proxy Statement..................  A-16
Section    6.4   Parent Stockholders' Approvals..............................  A-16
Section    6.5   Stock Exchange Listing......................................  A-17
Section    6.6   Employee Benefits...........................................  A-17
Section    6.7   Corporate Name; Trademark Rights............................  A-17
Section    6.8   Registration Rights Agreement...............................  A-17
Section    6.9   Post-Merger Combined Financial Statements...................  A-17
Section    6.10  Stockholder Loan............................................  A-17
Section    6.11  Rights Agreement Amendment..................................  A-18
                                    ARTICLE VII
                        COVENANTS OF PARENT AND THE COMPANY
Section    7.1   Reasonable Best Efforts.....................................  A-18
Section    7.2   Certain Filings.............................................  A-18
Section    7.3   Public Announcements........................................  A-18
Section    7.4   Further Assurances..........................................  A-18
Section    7.5   Notices of Certain Events...................................  A-19

                                                                               PAGE
                                                                               ----
           7.6
Section          Tax-Free Reorganization and Pooling.........................  A-19
Section    7.7   Affiliates..................................................  A-19
Section    7.8   Access to Information; Confidentiality......................  A-19
Section    7.9   Registration Statement and Proxy Statement..................  A-20
                                   ARTICLE VIII
                             CONDITIONS TO THE MERGER
Section    8.1   Conditions to the Obligations of Each Party.................  A-20
           8.2   Conditions to the Obligations of Parent and Merger
Section          Subsidiary..................................................  A-20
Section    8.3   Conditions to the Obligations of the Company................  A-21
                                    ARTICLE IX
                                    TERMINATION
Section    9.1   Termination.................................................  A-21
Section    9.2   Effect of Termination.......................................  A-22
                                     ARTICLE X
                                   MISCELLANEOUS
Section   10.1   Representations, Warranties and Agreements..................  A-22
Section   10.2   Governing Law...............................................  A-22
Section   10.3   Entire Agreement............................................  A-22
Section   10.4   Expenses and Fees...........................................  A-23
Section   10.5   Notices.....................................................  A-23
Section   10.6   Successors and Assigns......................................  A-23
Section   10.7   Headings; Definitions.......................................  A-23
Section   10.8   Amendments and Waivers......................................  A-23
Section   10.9   Construction of Certain Provisions..........................  A-24
Section   10.10  Agreement for the Parties' Benefit..........................  A-24
Section   10.11  Severability................................................  A-24
Section   10.12  Jurisdiction................................................  A-24
Section   10.13  Waiver of Jury Trial........................................  A-24
Section   10.14  Specific Performance........................................  A-24
Section   10.15  Counterparts; Effectiveness.................................  A-24
Section   10.16  Definitions and Usage.......................................  A-24

                             EXHIBITS AND SCHEDULES

Exhibit   A       Form of Registration Rights Agreement
Exhibit   B-1     Form of Company Affiliate Letter
Exhibit   B-2     Form of Parent Affiliate Letter
Exhibit   C       Representations of Company Stockholders
Exhibit   D       Representations of Officers of Parent
Exhibit   E       Representations of Officers of Company
Exhibit   F       Leases and Wells
Exhibit   G       Form of Amendment to Rights Agreement
Schedule  I       Permitted Encumbrances
Schedule  3.4     Company Consents and Approvals; No Violation
Schedule  3.5     Company Financial Statements
Schedule  3.6     Company Undisclosed Liabilities
Schedule  3.7     Company Bank Account Information
Schedule  3.9     Company Litigation; Orders
Schedule  3.13    Company Insurance
Schedule  3.14    Material Contracts
Schedule  3.17    Company Taxes
Schedule  3.18    Company Employee Benefit Plans
Schedule  3.20    Title
Schedule  3.21    Company Financial and Commodity Hedging
Schedule  3.22    Company Production and Pipeline Imbalances and Penalties
Schedule  3.23    Company Preference Rights
Schedule  3.24    Company Brokerage Fees and Commission
Schedule  4.14    Parent Taxes
Schedule  5.1     Conduct of Business

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER ("Agreement") dated as of November 22, 1997 between Zilkha Energy Company, a Delaware corporation (the "Company"), and Sonat Inc., a Delaware corporation ("Parent").

                                   RECITALS:

     WHEREAS, the Boards of Directors of the Company and Parent have determined that the combination of the Company and Parent is in the best interests of the stockholders of the Company and Parent, respectively;

     WHEREAS, the Company and Parent intend the combination of the Company and Parent to qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder; and

     WHEREAS, the Company and Parent intend the combination of the Company and Parent to be recorded as a "pooling of interests" for accounting purposes.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. (a) Upon the terms and subject to the conditions hereof, at the Effective Time (as hereinafter defined), a newly formed wholly-owned subsidiary of Parent (the "Merger Subsidiary") shall be merged (the "Merger") with and into the Company in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), whereupon the separate existence of the Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation").

     (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth herein, the Company and Merger Subsidiary will file a certificate of merger (the "Certificate of Merger") with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the "Effective Time") as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed in writing by the parties hereto and specified in the Certificate of Merger).

     (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, assets, powers, privileges, and franchises and be subject to all of the obligations, liabilities, restrictions, and disabilities of the Company and the Merger Subsidiary, all as provided under Delaware Law.

     Section 1.2  Conversion of Shares. At the Effective Time:

     (a) the shares of common stock, $1.00 par value, of the Company ("Company Common Stock") outstanding immediately prior to the Effective Time and the shares of 11% cumulative preferred stock, no par value, of the Company ("Company Preferred Stock" and, together with the Company Common Stock, "Company Stock") outstanding immediately prior to the Effective Time shall (except as otherwise provided in Section 1.5) be converted into the right to receive, without interest, an aggregate number of shares of common stock, $1.00 par value, of Parent ("Parent Common Stock") (the "Merger Consideration") equal to (i) the Adjusted Purchase Price (as defined in Section 10.16) divided by (ii) the average closing price (the "Closing Price") of the Parent Common Stock on the 15 consecutive trading days ending on and including the third trading day prior to the Effective Time on the New York Stock Exchange (the "NYSE"), as reported in The Wall Street Journal; provided, however, that if the Closing Price is greater than $51.00 (the "Ceiling Amount"), the Closing Price shall be deemed for purposes of this Agreement to equal the Ceiling Amount (the Ceiling Amount is subject to appropriate adjustment in the event of any change in the Parent Common Stock during the period between the date of this Agreement and the Effective Time, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period); and

     (b) each share of common stock of the Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     Section 1.3 Adjustments. The Reserve Report (as defined in Section 10.16) was prepared by the Reserve Engineer (as defined in Section 10.16) effective as of July 1, 1997. The Parties recognize that additional production data will become available to the Company between the date of this Agreement and the Effective Time which may affect the estimates of Proved Reserves (as defined in Section 10.16) shown in the Reserve Report for each Reserve Report Field (as defined in Section 10.16). If during the period between the date of this Agreement and 30 days prior to the Effective Time the production rates from any Reserve Report Field reasonably indicate to Parent that a material decline in the recoverable Proved Reserves has occurred for such Reserve Report Field from the Proved Reserves shown in the Reserve Report, then the Company shall request that the Reserve Engineer reestimate the Proved Reserves for such Reserve Report Field and recalculate the estimated future net revenues, discounted at 10%, for such Reserve Report Field. The Reserve Engineer shall be instructed to use the same operating costs, oil and gas prices, taxes, discounting methods, effective date (July 1, 1997), and all other data and parameters that were used by the Reserve Engineer to prepare the Reserve Report and, in addition, to take into account the new production data available to the Company. Additionally, the Reserve Engineer shall determine the Reserve Loss Amount, if any, for such Reserve Report Field. The Company shall cause the Reserve Engineer to provide a written report to the Company and Parent no later than 10 days prior to the Effective Time showing (a) the reestimated Proved Reserves and future net revenues, discounted at 10%, each effective as of July 1, 1997, for such Reserve Report Field, and (b) the Reserve Loss Amount, if any, for such Reserve Report Field. If the Reserve Engineer determines that the aggregate Reserve Loss Amounts for all Reserve Report Fields redetermined by the Reserve Engineer under this Section 1.3 exceeds $50,000,000 (such aggregate amount is referred to herein as the "Reserve Adjustment Amount"), then the Purchase Price shall be reduced by the Reserve Adjustment Amount.

     Section 1.4 Surrender and Payment. At the Effective Time, the stockholders of the Company (the "Company Stockholders") will deliver to Parent certificates (the "Certificates") representing all of the outstanding shares of Company Stock, and Parent will deliver, in exchange therefor, certificates representing the Merger Consideration.

     Section 1.5 Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Company Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive from Parent, in accordance with the provisions of this Section 1.5, a cash payment equal to such fraction multiplied by the Closing Price.

     Section 1.6 Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person (as defined in Section 10.16) pursuant to this Article I such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local, or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

     Section 1.7 Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Parent will issue in exchange for such lost, stolen, or destroyed Certificate the Merger

Consideration to be paid in respect of the shares of Company Stock represented by such Certificates as contemplated by this Article I.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     Section 2.1 Certificate of Incorporation. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law.

     Section 2.2 Bylaws. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     Section 2.3 Directors and Officers. (a) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of the Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

     (b) The Board of Directors of Parent shall take such action as may be necessary to increase the size of Parent's Board of Directors immediately following the Effective Time from 13 members to 14 members and shall cause to be appointed to the Board of Directors of Parent Selim K. Zilkha and Michael Zilkha (together, the "Zilkhas"). Selim K. Zilkha shall be appointed a Class III director with a term of office expiring in 1998 and Michael Zilkha shall be appointed a Class I director with a term of office expiring in 1999. After such appointments, the Board of Directors shall cause the Zilkhas to stand for election to the Board of Directors of Parent at Parent's next succeeding Annual Meeting of Stockholders following the expiration of their respective term of office. At each Annual Meeting of Stockholders of Parent, the Board of Directors shall nominate the Zilkha whose term of office is then expiring to stand for election to the Board of Directors of Parent and Parent shall support the election of such Person. The Zilkhas shall be appointed by the Board of Directors of Parent to the Strategic Planning Committee of the Board of Directors of Parent.

     (c) Notwithstanding anything to the contrary contained herein, if the Zilkhas ever directly or indirectly beneficially own (including ownership by any trust holding Parent Common Stock solely for the benefit of the Zilkhas or the members of their immediate families) in the aggregate less than 8% of the shares of outstanding Parent Common Stock, the Zilkhas shall promptly tender their resignations as directors and the obligations of Parent under Section 2.3(b) shall terminate.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent as follows:

     Section 3.1 Organization and Qualification. Each of the Company and Zilkha Energy Development I Company, a Delaware corporation (the "Subsidiary"), is a corporation duly organized, validly existing, and in good standing under the laws of the state of its incorporation and has the requisite corporate power to carry on its business as it is now being conducted. Each of the Company and the Subsidiary is duly qualified to conduct business as a foreign corporation in every state of the United States in which its ownership or lease of property or the conduct of its business and operations makes such qualification necessary, except for such states in which the Company's or Subsidiary's failure to be so qualified is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 10.16). The Company has heretofore delivered to Parent true and complete copies of the certificate of incorporation and bylaws of the Company and the Subsidiary as currently in effect.

     Section 3.2 Capitalization. (a) The authorized capital stock of the Company consists of 100,000 shares of Company Common Stock and 200,000 shares of Company Preferred Stock, of which 75,000 shares of Company Common Stock and 200,000 shares of Company Preferred Stock are issued and outstanding (the

"Company Shares"). The Company Shares are all of the issued and outstanding shares of capital stock of the Company and have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. There are not, as of the date hereof, any outstanding or authorized subscriptions, options, warrants, calls, rights, commitments, or any other agreements of any character (any of the foregoing, a "Commitment") obligating the Company to issue any additional shares of capital stock of the Company, or any other securities convertible into or evidencing the right to subscribe for any shares of capital stock of the Company.

     (b) The authorized capital stock of the Subsidiary consists of 10,000 shares of common stock, par value $.01 per share ("Subsidiary Common Stock"), of which 100 shares (the "Subsidiary Shares") are issued and outstanding. The Subsidiary Shares are all of the issued and outstanding shares of capital stock of the Subsidiary and are owned by the Company, free and clear of any Liens (as defined in Section 10.16), and have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. There are not, as of the date hereof, any Commitments obligating the Subsidiary to issue any additional shares of capital stock of the Subsidiary, or any other securities convertible into or evidencing the right to subscribe for any shares of capital stock of the Subsidiary.

     Section 3.3 Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The Company Stockholders and the Board of Directors of the Company have by unanimous written consent (a) determined that participating in the Merger is in the best interests of the Company and its stockholders and (b) approved this Agreement and the Merger. No other corporate proceedings on the part of the Company or the Company Stockholders are necessary to authorize the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (x) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (y) general principles of equity, and (z) the power of a court to deny enforcement of remedies generally based upon public policy.

     Section 3.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated by this Agreement, will: (a) require any consent, approval, authorization, or permit of, or filing with or notification to, any Governmental Authority (as defined in Section 10.16), except (i) the filing of a certificate of merger in accordance with Delaware Law, (ii) in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) any regulatory approvals or routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement, or (iv) where the failure to obtain such consent, approval, authorization, or permit, or to make such filing or notification, is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement; (b) result in a default (or give rise to any right of termination, cancellation, or acceleration) under any of the terms, conditions, or provisions of any Material Contract (as hereinafter defined) of the Company, except (i) as set forth on Schedule 3.4 or (ii) for such defaults (or rights of termination, cancellation, or acceleration) as to which requisite waivers or consents have been obtained or will be obtained prior to the Effective Time or which are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement; or (c) assuming compliance with the matters referred to in Section 3.4(a), violate any order, writ, injunction, decree, statute, rule, or regulation applicable to the Company, the Subsidiary, or any of their assets, except for violations which are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement.

     Section 3.5 Financial Statements. Attached as Schedule 3.5 are (a) the audited consolidated balance sheet, statement of income and statement of cash flows of the Company and the Subsidiary as of and for the year ended December 31, 1996 and (b) the unaudited consolidated balance sheet, statement of income and statement of cash flows of the Company and the Subsidiary as of and for the nine months ended September 30, 1997 (the "Company Unaudited Financial Statements"). The audited consolidated balance sheet, statement of income and statement of cash flows of the Company and the Subsidiary as of and for the years ended December 31, 1994, 1995, and 1996 (the "Company Audited Financial Statements") and the Company Unaudited Financial Statements present fairly the consolidated financial position, results of operations, and changes in financial position of the Company and the Subsidiary as of the respective dates or for the respective periods to which they apply in accordance with United States generally accepted accounting principles, consistently applied ("GAAP").

     Section 3.6 Undisclosed Liabilities. Except as set forth on Schedule 3.6 or as reflected, reserved against, or otherwise disclosed in the Company Unaudited Financial Statements, the Company did not have, at the date of the unaudited balance sheet included in the Company Unaudited Financial Statements (the "Company Unaudited Balance Sheet Date"), does not have, at the date hereof, and will not have, at the Effective Time, any liabilities or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, that are reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.7 Bank Account Information. Schedule 3.7 contains an accurate list of the names and addresses of every bank and other financial institution in which Company or the Subsidiary maintains an account (whether checking, savings or otherwise), lock box, or safe deposit box, and the account numbers and persons having signature authority or legal access thereto.

     Section 3.8 Conduct of the Business Since Company Unaudited Balance Sheet Date. Except as expressly contemplated by this Agreement, since the Company Unaudited Balance Sheet Date, (a) the business and operations of the Company and the Subsidiary have been conducted in the ordinary and usual course in all material respects in accordance with past practices, (b) the Company has not paid or declared any dividend on, or made any distribution with respect to, or purchased or redeemed any of its capital stock and (c) no Company Material Adverse Effect has occurred and is continuing.

     Section 3.9 Litigation; Orders. Except as affects the oil and gas industry generally or as set forth on Schedule 3.9, as of the date hereof, there are no Actions (as defined in Section 10.16) pending or, to the Company's or the Subsidiary's Knowledge (as defined in Section 10.16), threatened against the Company or the Subsidiary that are reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement. Except as affects the oil and gas industry generally or as set forth on Schedule 3.9, as of the date hereof there are no judgments or outstanding orders, injunctions, decrees, stipulations, or awards (whether rendered by a court or administrative agency or by arbitration) against the Company or the Subsidiary that are reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement.

     Section 3.10 Licenses; Approvals. The Company and the Subsidiary, as applicable, possess all material governmental licenses, permits, franchises, and other authorizations of any Governmental Authority ("Licenses") that are necessary to the ownership or operation of the Business (as defined in Section 10.16) as currently conducted, and all such Licenses are in full force and effect, except where the failure to possess any License or the failure to be in full force and effect is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. No proceeding is pending or, to the Company's or the Subsidiary's Knowledge, is threatened seeking the revocation or limitation of any such License that is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.11 Labor Matters. There are no agreements with labor unions or associations representing employees of the Company or the Subsidiary. No material work stoppage against the Company or the Subsidiary is pending or, to the Company's or the Subsidiary's Knowledge, threatened. Neither the Company nor the Subsidiary is involved in or, to the Company's or the Subsidiary's Knowledge, is threatened with any labor dispute, arbitration, lawsuit, or administrative proceeding relating to labor matters involving the

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

employees of the Company or the Subsidiary (excluding routine workers' compensation claims) that is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.12 Compliance with Laws. The conduct of the Business by the Company and the Subsidiary complies with all statutes, laws, regulations, ordinances, rules, judgments, orders, or decrees applicable thereto (other than Environmental Laws (as hereinafter defined) which are governed solely by Section 3.15), except for violations or failures so to comply, if any, that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.13 Insurance. Schedule 3.13 sets forth a list of all insurance policies issued in favor of the Company or the Subsidiary which relate to the Business, and all such policies are currently in force and effect. True and complete copies of all such policies will be delivered to Parent upon request.

     Section 3.14 Material Contracts. (a) Except as set forth on Schedule 3.14, as of the date hereof neither the Company nor the Subsidiary is a party to or bound by any lease, agreement, or other contract or legally binding contractual right or obligation of a type described below (collectively, "Material Contracts"):

          (i) any employment agreement;

          (ii) any collective bargaining agreement with any labor union covering the employees of the Company or the Subsidiary;

          (iii) any agreement for the provision of operational consulting services or technical consulting services that is not terminable on 30 calendar days' notice or less;

          (iv) any agreement (other than an oil and gas lease) for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $2,500,000;

          (v) any indenture, mortgage, loan, credit, sale-leaseback, or similar agreement under which the Company or the Subsidiary has borrowed any money or issued any note, bond, indenture, or other evidence of indebtedness for borrowed money, sold and leased back assets, or guaranteed indebtedness for money borrowed by others, (excluding hedge, swap, exchange, or similar agreements entered into in the ordinary course of business);

          (vi) any gas, crude oil, or liquids sales agreement, gas, crude oil, or liquids purchase agreement, or gas, crude oil, or liquids marketing agreement, under which the Company or the Subsidiary is a seller, that (A) cannot be terminated by the Company or the Subsidiary, as the case may be, without penalty upon not more than 30 calendar days' notice and (B) provides for a price less than the market value price that would be received pursuant to an arm's-length agreement for the same term with an unaffiliated third party purchaser;

          (vii) any agreement for, or that contemplates, the sale of any Working Interests (as defined in Section 10.16) in any Property (as defined in Section 10.16), or the sale of any other asset (other than sales of oil and gas production in the ordinary course of business), which involves payment to the Company or the Subsidiary in excess of $5,000,000;

          (viii) any agreement that constitutes a lease (other than an oil and gas lease) under which the Company or the Subsidiary is the lessor or lessee of real or personal property, that (A) cannot be terminated by the Company or the Subsidiary, as the case may be, without penalty upon not more than 30 calendar day's notice and (B) involves an annual base rental in excess of $250,000;

          (ix) (A) any agreement for the future acquisition of 3-D seismic data that requires aggregate future payments in excess of $2,500,000 and (B) any other material 3-D seismic data license;

          (x) any hydrocarbon or financial hedge, swap, exchange, or similar agreement; and

          (xi) any other agreement not referenced in subsections (i) through (x) of this Section 3.14(a) that (A) requires future payment by the Company or the Subsidiary in excess of $2,500,000 and is not an oil and gas lease or an interest therein, (B) creates or imposes confidentiality obligations on the Company, or (C) creates an area of mutual interest.

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

     (b) Except as set forth on Schedule 3.14, each Material Contract listed on
Schedule 3.14 is a valid and binding obligation of the Company or the Subsidiary, as the case may be, enforceable against the Company or the Subsidiary, as the case may be, in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (ii) general principles of equity, and (iii) the power of a court to deny enforcement of remedies generally based upon public policy. Except as set forth on Schedule 3.14, the Company and the Subsidiary have performed all obligations required to be performed by them through the date hereof under the Material Contracts listed on
Schedule 3.14, other than any such obligations the failure of which to perform are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, and are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any such case for such breaches or defaults that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (c) Except as set forth on Schedule 3.14, no purchaser under any gas sales agreement has, since the Company Unaudited Balance Sheet Date, notified the Company or the Subsidiary (or, to the Company's or the Subsidiary's Knowledge, the operator of any Property), of its intent to cancel, terminate, or renegotiate any gas sales agreement or otherwise to fail and refuse to take and pay for gas in the quantities and at the price set out in any gas sales agreement, whether such failure or refusal was pursuant to any force majeure, market out, or similar provisions contained in the gas sales agreement, or otherwise, except in any such case where such cancellation, termination, renegotiation, failure, or refusal is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 3.14, neither the Company nor the Subsidiary is obligated under any gas sales agreement by virtue of (i) any prepayment arrangement, (ii) a take-or-pay or similar provision, or (iii) a production payment, or any other arrangements, to deliver hydrocarbons produced from the Properties at some future time without then or thereafter receiving a fair market value payment therefor.

     Section 3.15 Environmental Matters. Other than violations that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Properties have been operated in compliance with all applicable Environmental Laws. Without limitation of the foregoing, there are no existing, pending or, to the Company's or the Subsidiary's Knowledge, threatened actions, suits, investigations, inquiries, proceedings or clean-up obligations by any Governmental Authority relating to any Environmental Laws with respect to the Properties, except for actions, suits, investigations, inquiries, proceedings, and obligations that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. All notices, permits, or similar authorizations, if any, required to be obtained or filed in connection with the operation of the Properties by the Company or the Subsidiary, including, without limitation, treatment, storage, disposal, or release of a hazardous substance or solid waste into the environment, have been duly obtained or filed, other than any such notices, permits, or similar authorizations the failure of which to obtain or file is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The term "release" has the meaning specified in CERCLA (as hereinafter defined), and the term "disposal" (or "disposed") has the meaning specified in RCRA (as hereinafter defined). For the purposes hereof, "Environmental Laws" shall mean any and all laws, statutes, ordinances, rules, regulations, orders, or determinations of any Governmental Authority pertaining to the environment in effect on the date of this Agreement and in effect at such time in any and all jurisdictions in which the Properties are operated, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act, as amended ("RCRA"), the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, comparable state and local laws and other material environmental protection laws in effect on the date of this Agreement.

     Section 3.16 Condemnation. There are, at the date hereof, no pending or, to the Company's or the Subsidiary's Knowledge, threatened condemnation or eminent domain proceedings, or contemplated sales in lieu thereof, involving a partial or total taking of any of the Properties, other than proceedings or sales in lieu thereof that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.17 Taxes. (a) (i) Except as set forth on Schedule 3.17, the Company and the Subsidiary have filed when due all material Company Returns (as defined in Section 10.16) in connection with and in respect of the Business, and have, except for Taxes that are being contested in good faith and set forth on
Schedule 3.17, timely paid and discharged all Tax obligations shown thereon,
(ii) the Company Returns correctly and accurately reflect the facts regarding the income, business and assets, operations, activities, status, or other matters of the Company and the Subsidiary, and any other information required to be shown thereon, and are not subject to penalties under Section 6662 of the Code, relating to accuracy-related penalties, or any corresponding provision of applicable state, local, or foreign Tax law or any predecessor provision of law, and (iii) neither the Company nor the Subsidiary has received any notice of any Tax deficiency outstanding, proposed, or assessed against or allocable to it, nor has either of them executed any waiver of any statute of limitations on the assessment or collection of any Tax, or executed or filed with the Internal Revenue Service or any other governmental body any agreement now in effect extending the period for assessment or collection of any Taxes against the Company or the Subsidiary. For purposes of this Agreement, "Tax" or "Taxes" means taxes of any kind, levies, or other like assessments, customs, duties, imposts, charges, or fees, including, without limitation, income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer, and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local, or foreign government or subdivision or agency thereof, and in each instance such term shall include any interest, penalties, or additions to tax attributable to any such Tax, including penalties for the failure to file any Tax return or report. Federal or state royalty payments shall not be Taxes for purposes of this Agreement.

     (b) Except for the group of which the Company is currently the parent, neither the Company nor the Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than as a common parent corporation.

     (c) None of the assets of the Company or the Subsidiary is property that the Company is required to treat as being owned by any other Person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Code.

     (d) None of the assets of the Company or the Subsidiary directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.

     (e) None of the assets of the Company or the Subsidiary is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

     (f) Neither the Company nor the Subsidiary has agreed to make, nor is either of them required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

     (g) Neither the Company nor the Subsidiary has participated in, nor will either of them participate in, an international boycott within the meaning of
Section 999 of the Code.

     (h) Neither the Company nor the Subsidiary has or had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     (i) Neither the Company nor the Subsidiary has filed a consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state, local, or foreign income tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local, or foreign income tax law) apply to any disposition of any asset owned by it.

     Section 3.18 Employee Benefit Plans. (a) Schedule 3.18 contains a list of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Company Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(l) of ERISA, hereinafter a "Company Welfare Plan"), stock option, stock purchase, incentive, deferred compensation plans or arrangements, vacation, change in control, stay-on bonus plans or arrangements, and other material employee compensation and fringe benefit plans or agreements, maintained, contributed to, or pursuant to which the Company or the Subsidiary has any liability (all the foregoing being herein called "Company Benefit Plans"). The Company has made available to Parent true, complete, and correct copies of (i) each Company Benefit Plan and any subsequently adopted amendments thereto (or, in the case of unwritten Company Benefit Plans, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required (with all summaries of material modifications provided after the most recent summary plan description was distributed), (iv) each trust agreement and group annuity contract relating to any Company Benefit Plan and (v) each favorable determination letter from the Internal Revenue Service with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

     (b) All Company Benefit Plans are and have been administered in material compliance with their terms and all applicable laws, including, without limitation, ERISA and the Code, except where the failure to so administer the Company Benefit Plans or to comply with such laws is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending or, to the Company's or the Subsidiary's Knowledge, threatened investigations by any governmental entity, termination proceedings, or other claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that are reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (c) All contributions to, and payments from, the Company Benefit Plans required to be made in accordance with the Company Benefit Plans have been timely made, other than contributions or payments the failure of which to make are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (d) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is a "multiemployer plan" within the meaning of
Section 4001(a)(3) of ERISA.

     (e) (i) No "prohibited transaction" (under Section 4975 of the Code or
Section 406 of ERISA) has occurred with respect to any Company Benefit Plan and
(ii) there has been no breach of any fiduciary duty with respect to any Company Benefit Plan, other than, in the case of (i) and (ii), those that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (f) Neither the Company nor the Subsidiary maintains or contributes to any Company Welfare Plan which could not be terminated by the Company or the Subsidiary without material liability.

     Section 3.19 Reserve Report. (a) The Company has delivered to Parent a copy of the oil and gas reserve report for the Company prepared by William M. Cobb & Associates, Inc. as of July 1, 1997 (the "Reserve Report"). Neither the Company nor the Subsidiary has Knowledge of any facts that would make the factual information provided by the Company and the Subsidiary to William M. Cobb & Associates, Inc., and on which the Reserve Report was based, inaccurate in any material respect at the time provided.

     (b) OTHER THAN AS EXPRESSLY SET FORTH ABOVE IN THIS SECTION 3.19, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, AND HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY, THAT THE RESERVE ESTIMATES, COST AND CASH FLOW ESTIMATES, PRICE ESTIMATES, OR PRODUCTION OR FLOW RATE ESTIMATES CONTAINED IN THE RESERVE REPORT, OR IN ANY SUPPLEMENT THERETO OR UPDATE THEREOF, ARE IN ANY WAY COMPLETE, ACCURATE OR NOT MISLEADING, THE SAME BEING PREDICTIONS AS TO FUTURE EVENTS WHICH ARE INHERENTLY SUBJECT TO INCOMPLETENESS AND INACCURACY.

     Section 3.20 Title. The Company or the Subsidiary, as the case may be, has Defensible Title (as defined in Section 10.16) to the Leases and Wells (as such terms are defined in Section 10.16), except as to

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

those matters set forth in Schedule 3.20 and except where the failure to have Defensible Title is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.21 Financial and Commodity Hedging. Schedule 3.21 sets forth the outstanding hydrocarbon and financial hedging positions of the Company and the Subsidiary (including fixed price controls, collars, swaps, caps, hedges, and puts) as of November 22, 1997.

     Section 3.22  Production and Pipeline Imbalances and Penalties. Schedule
3.22 sets forth all Company and Subsidiary pipeline and production imbalances and penalties as of July 31, 1997 arising with respect to the Properties.

     Section 3.23 Preference Rights. Schedule 3.23 sets forth all Preference Rights (as defined in Section 10.16) arising from the consummation of the transactions contemplated by this Agreement, other than those Preference Rights that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.24  Brokerage Fees and Commissions. Except as set forth on
Schedule 3.24, the Company has not incurred any obligation or entered into any agreement for any investment banking, brokerage or finder's fee, or commission in respect of the transactions contemplated by this Agreement for which Parent or the Company shall incur any liability.

     Section 3.25 Tax Treatment and Pooling of Interests. Neither the Company nor, to the Company's Knowledge, any of its affiliates has taken, has agreed or failed to take, or intends to take any action or has any Knowledge of any fact or circumstance that would prevent the Merger from (a) qualifying as a reorganization within the meaning of Section 368 of the Code (a "368 Reorganization") or (b) being treated for financial accounting purposes as a "pooling of interests" (a "Pooling Transaction") in accordance with GAAP and the rules, regulations and interpretations of the Securities and Exchange Commission ("SEC") if consummated in accordance with this Agreement.

     Section 3.26 Registration Statement and Proxy Statement. None of the information to be supplied by the Company or the Subsidiary for inclusion in (a) the Registration Statement on Form S-4 to be filed under the Securities Act of 1933, as amended (the "1933 Act") with the SEC by Parent in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") or (b) the proxy statement to be distributed in connection with the Parent Stockholders' Meeting (as hereinafter defined) to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement" and, together with the prospectus included in the Registration Statement, the "Proxy Statement/Prospectus") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Parent Stockholders' Meeting, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Company with respect to information supplied by Parent or Merger Subsidiary for inclusion therein.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent represents and warrants to the Company as follows:

     Section 4.1 Organization and Qualification. Parent is, and at the Effective Time, Merger Subsidiary will be, a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and Parent has the requisite corporate power to carry on its business as it is now conducted. Parent is duly qualified to conduct business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the conduct of its business and operations makes such qualification necessary, except for such jurisdictions in which the Parent's failure to be so qualified is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in Section 10.16). Parent has heretofore delivered to the Company true and complete copies of the certificate of incorporation and bylaws of Parent as currently in effect. From the date of its incorporation, the Merger Subsidiary will not engage in any activities other than in connection with or as contemplated by this Agreement.

     Section 4.2 Capitalization. (a) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock, and 10,000,000 shares of preferred stock, $1.00 par value. As of September 30, 1997, there were outstanding 85,745,685 shares of Parent Common Stock (including 1,484,685 shares of treasury stock) and options to purchase an aggregate of 3,727,069 shares of Parent Common Stock. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights. Parent has issued rights to the holders of Parent Common Stock pursuant to the Rights Agreement (as hereinafter defined). Except as set forth in this Section 4.2 and except for changes since September 30, 1997 resulting from the exercise of stock options outstanding as of September 30, 1997 or the grant of stock based compensation to directors or employees, there are no outstanding (i) shares of capital stock or voting securities of Parent,
(ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent, or (iii) options or other rights to acquire from Parent or other obligation of Parent to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of Parent. There are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem, or otherwise acquire any securities referred to in clauses (i), (ii), or (iii) above.

     (b) The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and non-assessable, and the issuance thereof is not subject to any preemptive or other similar right.

     Section 4.3 Authorization. The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent and the Merger Subsidiary of the transactions contemplated hereby, are within the corporate powers of Parent and the Merger Subsidiary and, subject to Parent Stockholders' Approval (as hereinafter defined), have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Parent and constitutes the valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (b) general principles of equity, and (c) the power of a court to deny enforcement of remedies generally based upon public policy.

     Section 4.4 Consents and Approval; No Violation. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated by this Agreement, will: (a) require any consent, approval, authorization, or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing of a certificate of merger in accordance with Delaware Law, (ii) compliance with any applicable requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and foreign or state securities or Blue Sky laws, (iii) in connection with the HSR Act, (iv) any regulatory approvals or routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement, or (v) where the failure to obtain such consent, approval, authorization, or permit, or to make such filing or notification, is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement;
(b) result in a default (or give rise to any right of termination, cancellation, or acceleration) under any of the terms, conditions, or provisions of any agreement or other instrument binding upon Parent or any of its subsidiaries, except for such defaults (or rights of termination, cancellation, or acceleration) as to which requisite waivers or consents have been obtained or will be obtained prior to the Effective Time or which are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement; or (c) assuming compliance with the matters referred to in Section 4.4(a) and assuming Parent Stockholders' Approval is obtained, violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Parent or any of its subsidiaries or any of their assets, except for violations which are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement.

     Section 4.5 SEC Filings. (a) Parent has delivered to the Company (i) Parent's annual report on Form 10-K for the fiscal year ended December 31, 1996 ("Parent 10-K"), (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 1996, (iii) its proxy or information statements relating to meetings of or actions taken without a meeting by Parent's stockholders held since December 31, 1996, and (iv) all of its other reports, statements, schedules, and registration statements filed with the SEC since December 31, 1996 (the documents referred to in this Section 4.5(a) being referred to collectively as the "Parent SEC Filings"). The Parent's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 1997 is referred to herein as the "Parent 10-Q."

     (b) As of its filing date, each Parent SEC Filing complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act.

     (c) As of its filing date, each Parent SEC Filing filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (d) Each such registration statement as amended or supplemented, if applicable, filed pursuant to the 1933 Act did not, as of the date such statement or amendment became effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     Section 4.6 Financial Statements. The audited consolidated financial statements and the unaudited interim consolidated financial statements of Parent included in the Parent SEC Filings present fairly the consolidated financial position, results of operations, and changes in financial position of Parent and its subsidiaries as of the respective dates or for the respective periods to which they apply in accordance with GAAP. For purposes of this Agreement, "Parent Unaudited Balance Sheet" means the consolidated balance sheet of Parent as of September 30, 1997 set forth in the Parent 10-Q and "Parent Unaudited Balance Sheet Date" means September 30, 1997.

     Section 4.7 Undisclosed Liabilities. Except as set forth in the Parent SEC Filings or as reflected, reserved against, or otherwise disclosed in the Parent Unaudited Balance Sheet, Parent did not have, at the Parent Unaudited Balance Sheet Date, does not have, at the date hereof, and will not have, at the Effective Time, any liabilities or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, that are reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.8 Conduct of the Business Since Parent Unaudited Balance Sheet Date. Except as expressly contemplated by this Agreement, since the Parent Unaudited Balance Sheet Date, (a) the business and operations of Parent and its subsidiaries have been conducted in the ordinary and usual course in all material respects in accordance with past practices, (b) Parent has not paid or declared any dividend on, or made any distribution with respect to, or purchased or redeemed any of its capital stock, except for quarterly cash dividends by Parent and stock repurchases by Parent for stock based compensation plans, in each case not in excess of historical amounts, and (c) no Parent Material Adverse Effect has occurred and is continuing.

     Section 4.9 Litigation; Orders. Except as affects the oil and gas industry generally or as set forth in the Parent SEC Filings, as of the date hereof, there are no Actions pending or, to Parent's Knowledge, threatened against Parent or any of its subsidiaries that are reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement. Except as affects the oil and gas industry generally or as set forth in the Parent SEC Filings, as of the date hereof there are no judgments or outstanding orders, injunctions, decrees, stipulations, or awards (whether rendered by a court or administrative agency or by arbitration) against Parent or any of its subsidiaries that are reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement.

     Section 4.10 Licenses; Approvals. Parent and its subsidiaries possess all Licenses that are necessary to the ownership or operation of their business as currently conducted, and all such Licenses are in full force and effect, except where the failure to possess any License or the failure to be in full force and effect is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No proceeding is pending or, to Parent's Knowledge, threatened seeking the revocation or limitation of any such License that is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.11 Labor Matters. Except as set forth in the Parent SEC Filings, there are no agreements with labor unions or associations representing employees of Parent or any of its subsidiaries. No material work stoppage against Parent or any of its subsidiaries is pending or, to Parent's Knowledge, threatened. Neither Parent nor any of its subsidiaries is involved in or, to Parent's Knowledge, is threatened with any labor dispute, arbitration, lawsuit, or administrative proceeding relating to labor matters involving the employees of Parent or any of its subsidiaries (excluding routine workers' compensation claims) that is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.12 Compliance with Laws. Parent and its subsidiaries have conducted their business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders, or decrees applicable thereto (other than Environmental Laws which are governed solely by Section 4.13), except as set forth in the Parent SEC Filings and except for violations or failures so to comply, if any, that are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.13 Environmental Matters. Except as set forth in the Parent SEC Filings prior to the date hereof and other than violations that are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the properties of Parent and its subsidiaries have been operated in compliance with all applicable Environmental Laws. Without limitation of the foregoing, there are no existing, pending or, to Parent's Knowledge, threatened actions, suits, investigations, inquiries, proceedings or clean-up obligations by any Governmental Authority relating to any Environmental Laws with respect to the properties of Parent and its subsidiaries, except for actions, suits, investigations, inquiries, proceedings, and obligations that are set forth in the Parent SEC Filings prior to the date hereof or are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All notices, permits, or similar authorizations, if any, required to be obtained or filed in connection with the operation by the Parent or any of its subsidiaries of their properties, including, without limitation, treatment, storage, disposal, or release of a hazardous substance or solid waste into the environment, have been duly obtained or filed, other than any such notices, permits, or similar authorizations the failure of which to obtain or file is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.14 Taxes. (a) (i) Except as set forth on Schedule 4.14, Parent and its subsidiaries have filed when due all material Parent Returns (as defined in Section 10.16) in connection with and in respect of their business, and have, except for Taxes that are being contested in good faith and set forth on
Schedule 4.14, timely paid and discharged all Tax obligations shown thereon,
(ii) the Parent Returns correctly and accurately reflect the facts regarding the income, business and assets, operations, activities, status, or other matters of Parent and its subsidiaries, and any other information required to be shown thereon, and are not subject to penalties under Section 6662 of the Code, relating to accuracy-related penalties, or any corresponding provision of applicable state, local, or foreign Tax law or any predecessor provision of law,
(iii) neither Parent nor any of its subsidiaries has received any notice of any Tax deficiency outstanding, proposed, or assessed against or allocable to it, nor has Parent nor any of its subsidiaries executed any waiver of any statute of limitations on the assessment or collection of any Tax, or executed or filed with the Internal Revenue Service or any other governmental body any agreement now in effect extending the period for assessment or collection of any Taxes against Parent, (iv) Parent and its subsidiaries have made provision for all Taxes payable by Parent and its subsidiaries for which no Parent Return has yet been filed, (v) the charges, accruals, and reserves for Taxes with respect to Parent and its subsidiaries reflected on the Parent Unaudited Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof, (vi) there is no action, suit, proceeding, audit, or claim now proposed or pending against or with respect to Parent or any of its subsidiaries in respect of any Tax where there is a reasonable possibility of an adverse determination, and

(vii) neither Parent nor any of its subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent was the common parent.

     Section 4.15 Employee Benefit Plans. (a) Each Parent Employee Plan, as hereinafter defined, has been funded and maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules, and regulations (including, but not limited to ERISA and the Code) which are applicable to such Plan, except where failure to so comply would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. For purposes of this Agreement, "Parent Employee Plan" shall mean each material "employee benefit plan" as defined in Section 3(3) of ERISA, each employment, severance, or similar contract, plan, arrangement, or policy and each plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical, or life insurance benefits) which is maintained, administered, or contributed to by Parent or any affiliate of Parent and covers any employee or former employee of Parent or any affiliate of Parent or under which Parent or any affiliate of Parent has any liability.

     (b) Each Parent Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code.

     Section 4.16 Tax Treatment and Pooling of Interests. Neither Parent nor, to Parent's Knowledge, any of its affiliates has taken, has agreed or failed to take, or intends to take any action or has any Knowledge of any fact or circumstance that would prevent the Merger from (a) qualifying as a 368 Reorganization or (b) being treated as a Pooling Transaction if consummated in accordance with this Agreement.

     Section 4.17 Registration Statement and Proxy Statement. None of the information to be supplied by Parent or its subsidiaries for inclusion in (a) the Registration Statement or (b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Parent Stockholders' Meeting, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the 1933 Act and the 1934 Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Merger Subsidiary with respect to information supplied by the Company or the Company Stockholders for inclusion therein.

     Section 4.18 Parent Stockholders' Approval. The affirmative vote of stockholders of Parent required for the issuance of Parent Common Stock in the Merger as required by the regulations of the NYSE, is a majority of the shares of Parent Common Stock present in person or by proxy at a meeting of such stockholders and entitled to vote thereat.

     Section 4.19 Opinion of Financial Advisor. The financial advisor of Parent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, has rendered a written opinion to Parent to the effect that the Merger Consideration is fair from a financial point of view to Parent.

     Section 4.20 Amendment of Rights Agreement. Prior to the execution of this Agreement by Parent and the Company, Parent has signed Amendment No. 1 dated as of November 22, 1997 ("Amendment") to the Rights Agreement between Parent and Chemical Mellon Stockholder Services, L.L.C., as Rights Agent ("Rights Agent"), dated as of January 8, 1996 (the "Rights Agreement") in the form attached as Exhibit G hereto. Parent agrees to transmit promptly the Amendment to the Rights Agent for execution by it. The Amendment reflects all action that must be taken by Parent to except each of Selim K. Zilkha and the Company Stockholders from the definition of Acquiring Person (as defined in the Rights Agreement) with respect to the execution of this Agreement and the consummation of the Merger. To the extent that the execution of this Agreement by Parent and the Company prior to the execution of the Amendment by the Rights Agent results in the characterization of each of Selim K. Zilkha and the Company Stockholders as an Acquiring Person under the Rights Agreement, Parent has determined that execution of the Amendment by the Rights Agent in due course will not result in an amendment to the Rights Agreement in a manner that adversely affects the interests of the holders of the Rights (as defined in the Rights Agreement).

                                   ARTICLE V

                            COVENANTS OF THE COMPANY

     Section 5.1 Conduct of Business. From the date hereof until the Effective Time, except as set forth on Schedule 5.1 or otherwise expressly contemplated by this Agreement, or, except as consented to or approved by Parent in writing, the Company covenants and agrees that it will and will cause the Subsidiary to:

     (a) operate the Business (including the making of capital expenditures) in the ordinary and usual course in all material respects in accordance with past practices;

     (b) not make any change or amendment in their respective certificate of incorporation or bylaws;

     (c) not issue, sell, or agree to issue or sell (i) any shares of its capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock;

     (d) except in the ordinary course of business and consistent with past practices, or as required by law or contractual obligations or other policies, benefit proposals, understandings, or arrangements existing on the date hereof, not (i) increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its directors, officers, or other employees; (ii) pay or agree to pay any pension, retirement allowance, or other employee benefit to any such director, officer, or employee, whether past or present; (iii) enter into any new employment, severance, consulting or other compensation agreement with any existing director, officer, or employee; or (iv) commit itself to any additional pension, profit-sharing, deferred compensation, group insurance, severance pay, retirement, or other employee benefit plan, fund, or similar arrangement or amend or commit itself to amend any of such plans, funds, or similar arrangements in existence on the date hereof;

     (e) not (i) sell, transfer, or otherwise dispose of any of its assets, except in the ordinary course of business and consistent with past practices,
(ii) create or permit to exist any new material Lien on its assets, other than Permitted Encumbrances (as defined in Section 10.16), (iii) enter into any material joint venture, partnership, or other similar arrangement or form any other new material arrangement for the conduct of the Business, (iv) purchase any material assets or securities of any Person, (v) enter into any agreement for the forward sale of production of oil, gas, or liquids or other hedging transaction, or (vi) except in the ordinary course of business and consistent with past practices, enter into any other material agreement;

     (f) not pay or declare any dividend on, or make any distribution with respect to, or purchase or redeem any of its capital stock; and

     (g) not take any action that would make any representation and warranty of the Company hereunder materially inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Section 5.2 Financial Reporting Matters. (a) The Company agrees that it will (i) to the maximum extent permitted by GAAP, expense in 1997 all of the expenses related to the Merger and (ii) with respect to its 1997 financial results and all prior year financial results, use its reasonable best efforts to convert from the "full cost" to the "successful efforts" method of accounting.

     (b) The Company agrees to use its reasonable best efforts to negotiate (i) the payment by the Company of a specific amount to be paid in 1998 for the buy-down of the premium on the Company's indebtedness under the First Amended and Restated Note Purchase Agreement dated October 30, 1996 between the Company and Joint Energy Development Investments Limited Partnership, (ii) the payment by the Company of a specific amount to be paid in 1998 for the right to transfer pursuant to the Merger the right to use the Company's seismic data and (iii) the payment by the Company of the minimum investment banking fee to be paid at the earlier of the Effective Time or the termination of this Agreement.

                                   ARTICLE VI

                              COVENANTS OF PARENT

     Section 6.1 Conduct of Business. From the date hereof until the Effective Time, except as provided for in, or contemplated by, this Agreement, or, except as consented to or approved by the Company in writing, Parent covenants and agrees that it will and will cause each of its subsidiaries to:

     (a) operate their businesses (including the making of capital expenditures) in the ordinary and usual course in all material respects in accordance with past practices;

     (b) not make any change or amendment in their respective articles of incorporation or bylaws that would have a material adverse effect on the Company or the Company Stockholders;

     (c) not issue, sell, or agree to issue or sell (i) any shares of their capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of their capital stock, except that (A) Parent may issue shares upon conversion of convertible securities and exercise of options and as otherwise described in
Section 4.2 and (B) Parent may issue options with an exercise price per share of Parent Common Stock no less than the fair market value of a share of Parent Common Stock on the date of grant thereof (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date hereof;

     (d) except in the ordinary course of business and consistent with past practices, not (i) sell, transfer, or otherwise dispose of any of its assets,
(ii) create or permit to exist any new material Lien on its assets, other than Permitted Encumbrances, or (iii) enter into any material joint venture, partnership, or other similar arrangement;

     (e) not pay or declare any dividend on, or make any distribution with respect to, or purchase or redeem any of their capital stock, except for quarterly cash dividends by Parent and stock repurchases by Parent for stock based compensation plans, in each case not in excess of historical amounts, and dividends by wholly-owned subsidiaries; and

     (f) not take any action that would make any representation and warranty of Parent hereunder materially inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Section 6.2 Obligations of Merger Subsidiary. Parent will take all action necessary to create Merger Subsidiary and to cause it to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

     Section 6.3 Registration Statement and Proxy Statement. Parent shall promptly prepare and file with the SEC the Registration Statement and the Proxy Statement and shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Parent shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Common Stock in the Merger.

     Section 6.4 Parent Stockholders' Approvals. Parent shall, as promptly as practicable, submit the issuance of Parent Common Stock in the Merger as required by the NYSE for the approval of its stockholders at a meeting of its stockholders (the "Parent Stockholders' Meeting") and shall, subject to the fiduciary duties of the Board of Directors of Parent under Delaware Law, use its reasonable best efforts to obtain stockholder approval thereof (the "Parent Stockholders' Approval"). Parent shall, through its Board of Directors (i) subject to the fiduciary duties of the members thereof under Delaware Law, recommend to its stockholders approval of the issuance of Parent Common Stock in the Merger as required by the NYSE and (ii) authorize and cause an officer of Parent to vote Parent's shares of common stock of the Merger Subsidiary for approval and adoption of this Agreement and the transactions contemplated hereby and shall take all additional actions as the sole stockholder of the Merger Subsidiary necessary to approve and adopt this Agreement and the transactions contemplated hereby.

     Section 6.5 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

     Section 6.6 Employee Benefits. At or immediately following Closing, Buyer shall make or cause the Company to make all payments due under the Stay-On Bonus Program and under the Long Term Unit Value Plan III. From and after the Effective Time, Parent (a) shall provide the employees of the Surviving Corporation with compensation and benefits on the same basis as Parent provides compensation and benefits to similarly situated employees of Parent and its affiliates, and shall credit each person who is an employee of the Company at the Effective Time with such employee's service that is recognized as of the Effective Time under the Company's Benefit Plans (including industry service for vacation purposes) for all purposes under Parent's plans or programs, except for the accrual of benefits under a defined benefit plan, (b) shall waive any exclusion or limitation with respect to pre-existing conditions under Parent's group health plan and shall provide that any out-of-pocket health expenses incurred by a Company employee or his or her covered dependants prior to the Effective Time shall be taken into account under Parent's group health plan for purposes of satisfying applicable deductible, coinsurance and maximum covered health benefit claims for services rendered on and after the Effective Time, and
(c) shall not permit the Surviving Corporation to amend, revise or terminate (i) the Severance Plan, (ii) the Incentive Pool Plan or the Amended and Restated Incentive Pool Plan in a manner that would adversely affect the interest of any participant in such plans (who is a participant in such plans as of the date of this Agreement) in any prospect that has been designated or assigned prior to the Effective Time or, with respect to properties owned by the Company as of the Effective Time, designated or assigned within three years following the Effective Time, in each case pursuant to Articles II and III of the Incentive Pool Plan or Articles II and III of the Amended and Restated Incentive Pool Plan, or (iii) the Retirement Savings Plan in a manner that would adversely affect the vesting of the participants thereunder.

     Section 6.7 Corporate Name; Trademark Rights. (a) Upon or immediately following the Effective Time, Parent will cause the Surviving Corporation and the Subsidiary shall cease to use the name "Zilkha," or any similar name, and Parent will take all action, including causing the Surviving Corporation and the Subsidiary to file all documents, necessary to change the name of the Surviving Corporation and the Subsidiary to a name that does not use the name "Zilkha."

     (b) Parent understands and agrees that nothing in this Agreement confers upon Parent or the Surviving Corporation any rights to or under any trademarks, service marks, logos, or trade names of the Company or any of its affiliates ("Marks"). Parent agrees that, upon the Effective Time, Parent will cause the Surviving Corporation and the Subsidiary to cease all use of the Marks, including, without limitation, any name including the word "Zilkha," the "Zilkha logo," and all marks, names, and trade styles confusingly similar to such word and symbol. Parent further agrees that it will, as promptly as practicable and in any event within 90 calendar days following the Effective Time cause the Surviving Corporation and the Subsidiary to remove all references to and representations of any of the Marks from the Properties.

     Section 6.8 Registration Rights Agreement. Parent will enter into a Registration Rights Agreement at the Effective Time in the form attached hereto as Exhibit A.

     Section 6.9 Post-Merger Combined Financial Statements. Parent will issue, in a manner satisfying the requirements of SEC Accounting Series Release No. 135, an earnings statement containing at least 30 days of post-Merger combined financial results of Parent and the Company as soon as reasonably practicable following the Effective Time but in no event later than 30 days following such 30-day period.

     Section 6.10 Stockholder Loan. If the promissory note in favor of the Selim K. Zilkha Trust has not been paid in full prior to the Effective Time, Parent will immediately cause the Surviving Corporation to pay in full all of the outstanding principal of and unpaid interest on such promissory note.

     Section 6.11 Rights Agreement Amendment. Parent will not take, or permit to be taken, any action that would make the representation set forth in Section
4.20 inaccurate in any material respect at any time, whether at or prior to the Effective Time or thereafter.

                                  ARTICLE VII

                      COVENANTS OF PARENT AND THE COMPANY

     Section 7.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

     Section 7.2 Certain Filings. (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Registration Statement and the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals, or waivers are required to be obtained from parties to any material agreements, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in taking such actions or making such filings, furnishing information required in connection therewith or with the Registration Statement and seeking timely to obtain such actions, consents, approvals, or waivers.

     (b) If not previously filed by Parent and the Company, within ten Business Days (as defined in Section 10.16) after the date hereof Parent and the Company will make such filings as may be required by the HSR Act with respect to the consummation of the transactions contemplated by this Agreement and will use all reasonable efforts to obtain early termination of any waiting period under the HSR Act. Parent and the Company will file or cause to be filed as promptly as practicable with the United States Federal Trade Commission ("FTC") and the United States Department of Justice ("Justice Department") any supplemental information which may be requested pursuant to the HSR Act. All filings referred to in this Section 7.2(b) will comply in all material respects with the requirements of the respective laws pursuant to which they are made.

     (c) Without limiting the generality or effect of Section 7.2(b), and notwithstanding any provision herein to the contrary, each of the parties will
(i) use reasonable efforts to comply as expeditiously as possible with all lawful requests of Governmental Authorities for additional information and documents pursuant to the HSR Act, (ii) not (A) extend any waiting period under the HSR Act or (B) enter into any voluntary agreement with any Governmental Authorities not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other, and (iii) cooperate with each other and use reasonable efforts to obtain the requisite approval of the FTC and Justice Department, including, without limitation, (A) the execution, delivery, and performance by the appropriate entity of such divestiture agreements or other actions, as the case may be, as may be necessary to secure the expiration or termination of the applicable waiting periods under the HSR Act, (B) the removal, dissolution, stay, or dismissal of any temporary restraining order, preliminary injunction or other judicial or administrative order which prevents the consummation of the transactions contemplated by this Agreement or requires as a condition thereto that all or any part of the Business be held separate, or
(C) the pursuit of necessary litigation or administrative proceedings (including, if necessary, participation in proceedings through the trial court level).

     Section 7.3 Public Announcements. Without the prior consent of the other, which consent shall not be unreasonably withheld, neither Parent nor the Company will issue, or permit any agent or affiliate to issue, any press releases or otherwise make or permit any agent or affiliate to make, any public statements with respect to this Agreement or the transactions contemplated by this Agreement.

     Section 7.4 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to, and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 7.5 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other party hereto of:

     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

     (c) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to, or involving or otherwise affecting such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 3.9, 3.12, 3.15, 4.9, 4.12, or 4.13 (as the case may be) or that relate to the consummation of the transactions contemplated by this Agreement; and

     (d) (i) the discovery by such party that any representation or warranty contained in this Agreement is untrue or inaccurate in any material respect,
(ii) the occurrence or failure to occur of any event which occurrence or failure to occur would be likely to cause any of the representations or warranties in this Agreement to be untrue or incorrect in any material respect at the Effective Time, except for representations and warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (iii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 7.5(d) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 7.6 Tax-Free Reorganization and Pooling. Prior to the Effective Time, each party shall use its best efforts to cause the Merger to qualify as a 368 Reorganization and to be treated as a Pooling Transaction, and in each case will not take or fail to take any action reasonably likely to cause the Merger not to so qualify or to be so treated.

     Section 7.7 Affiliates. (a) The Persons named on Exhibit B-1 are, to the Company's Knowledge, the only Persons who may be deemed affiliates of the Company under Rule 145 of the 1933 Act. Each Person named on Exhibit B-1 has executed a written agreement substantially in the form of Exhibit B-1.

     (b) At least 30 days prior to the Effective Time, Parent shall deliver to the Company a list of names and addresses of those Persons who were, in Parent's reasonable judgment, at the record date for the Parent Stockholders' Meeting, affiliates (each such person, a "Parent Affiliate") of Parent within the meaning of Rule 145 of the 1933 Act. Parent shall use all reasonable efforts to deliver or cause to be delivered to the Company, prior to the Effective Time, from each of the Parent Affiliates identified in the foregoing list, a written agreement substantially in the form of Exhibit B-2.

     Section 7.8 Access to Information; Confidentiality. (a) From the date hereof until the Effective Time, the Company and Parent will give to the other party, its counsel, financial advisors, auditors, and other authorized representatives reasonable access to the offices, properties, books, and records of such party, furnish to the other party and its representatives such financial and other data and information as such party and its representatives may reasonably request and instruct its own employees and representatives to cooperate with the other party in its investigations; provided, however, that any such access may be denied which, in the reasonable judgment of the party asserting such denial, could operate to cause the waiver of any attorney-client, work product, or other privilege or result in the violation of an obligation or agreement of confidentiality. Any investigation pursuant to this Section 7.8 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and Parent, as the case may be. No investigation pursuant to this Section 7.8 shall affect any representation or warranty made by any party hereunder.

     (b) All information obtained by Parent or the Company pursuant to this
Section 7.8 shall be kept confidential in accordance with, and shall otherwise be subject to the terms of, the Confidentiality Agreements dated September 10, 1997 and November 20, 1997 between Parent and the Company (the "Confidentiality Agreements").

     Section 7.9 Registration Statement and Proxy Statement. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preparation and filing of the Registration Statement and the Proxy Statement. The information provided and to be provided by Parent and the Company, respectively, for use in the Proxy Statement/Prospectus shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading as of the date thereof and in light of the circumstances under which given or made.

                                  ARTICLE VIII

                            CONDITIONS TO THE MERGER

     Section 8.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

     (a) this Agreement shall have been approved and adopted by the stockholders of Parent in accordance with applicable NYSE listing requirements;

     (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

     (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger;

     (d) the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

     (e) Ernst & Young LLP, certified public accountants for Parent, shall have delivered a letter dated the day of the Effective Time, addressed to Parent, in form and substance reasonably satisfactory to Parent, to the effect that the Merger will qualify as a Pooling Transaction if consummated in accordance with this Agreement; and

     (f) KPMG Peat Marwick LLP, certified public accountants for the Company, shall have delivered a letter dated the day of the Effective Time, addressed to the Company, in form and substance reasonably satisfactory to the Company, to the effect that the Company has met the requirements of a Pooling Transaction.

     Section 8.2 Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) The (i) representations and warranties of the Company contained in
Article III, shall not, as of the Effective Time, be untrue or incorrect in any respect that fails to correctly state facts in existence at the Effective Time that, individually or in the aggregate, constitute a Company Material Adverse Effect, except for representations and warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (ii) covenants and agreements of the Company contained in this Agreement to be performed on or before the Effective Time in accordance with this Agreement shall have been duly performed in all material respects; and Parent shall have received at the Effective Time a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of the Company, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied;

     (b) Parent shall have received an opinion of Bracewell & Patterson, L.L.P. in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of the Company Stockholders substantially in the form of Exhibit C hereto and the officers of the Parent and the Company substantially in the form of Exhibits D and E hereto;

     (c) the Closing Price as computed pursuant to Section 1.2(a) shall not be less than $39.00 (the "Floor Amount"); provided, however, if the Company notifies Parent of the Company's agreement to fix the Closing Price at the Floor Amount this condition shall be deemed to be satisfied. The Floor Amount is subject to appropriate adjustment in the event of any change in the Parent Common Stock during the period between the date of this Agreement and the Effective Time, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period; and

     (d) either (i) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC or (ii) the issuance of the Parent Common Stock in the Merger shall be exempt from the registration requirements of the 1933 Act.

     Section 8.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) The (i) representations and warranties of Parent contained in Article IV, shall not, as of the Effective Time, be untrue or incorrect in any respect that fails to correctly state facts in existence at the Effective Time that constitute, individually or in the aggregate, a Parent Material Adverse Effect, except for representations and warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (ii) covenants and agreements of Parent and the Merger Subsidiary contained in this Agreement to be performed on or before the Effective Time in accordance with this Agreement shall have been duly performed in all material respects; and Parent shall have received at the Effective Time a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of Parent, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied;

     (b) the Company shall have received an opinion of Andrews & Kurth L.L.P., in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of
Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of the Company Stockholders substantially in the form of Exhibit C hereto and the officers of Parent and the Company substantially in the form of Exhibits D and E hereto; and

     (c) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

                                   ARTICLE IX

                                  TERMINATION

     Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Board of Directors of the Company or Parent or the stockholders of the Company or Parent):

     (a) by mutual written agreement of the Company and Parent; or

     (b) by either the Company or Parent, if

          (i) the Merger has not been consummated on or before May 31, 1998; provided that the right to terminate this Agreement pursuant to this
     Section 9.1(b)(i) shall not be available to any party whose breach of any covenant, agreement or other obligation contained in this Agreement results in the failure of the Merger to be consummated by such time;

          (ii) there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order, or decree enjoining any party from consummating the Merger is entered and such judgment, injunction, order, or decree shall have become final and non-appealable; or

          (iii) this Agreement shall not have been approved and adopted by the stockholders of Parent in accordance with applicable NYSE listing requirements after the matter shall have been presented to them for a vote at the Parent Stockholders' Meeting (including any adjournment thereof).

     The party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of such termination to the other party.

     Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (i) the agreements contained in Sections 7.8(b), 10.2, 10.4, 10.12, and 10.13 shall survive the termination of this Agreement and (ii) such termination shall not relieve any party hereto of any liability for any breach by that party of its covenants, agreements or other obligations under this Agreement occurring prior to such termination.

                                   ARTICLE X

                                 MISCELLANEOUS

     Section 10.1 Representations, Warranties and Agreements. All representations and warranties of the parties, or any authorized representative thereof, contained in this Agreement, or in any certificate, document or other instrument delivered in connection herewith, shall terminate and cease to be of further force and effect as of the Effective Time. Each of Parent and the Company covenant never to institute, directly or indirectly, any action or proceeding of any kind against the other based on or arising out of, or in any manner related to, the breach of a representation or warranty contained in this Agreement. The agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time except for the agreements set forth in Sections 2.3(b), 2.3(c), 6.6, 6.7, 6.9, 6.10, 6.11, 10.2, 10.12, and 10.13.

     Section 10.2 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Texas without reference to the choice of law principles thereof.

     Section 10.3 Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and the Confidentiality Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein.

     Section 10.4  Expenses and Fees. (a) Except as otherwise provided in this
Section 10.4, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     (b) With respect to litigation in connection with Section 7.2(c)(iii), all expenses incurred by Parent and the Company contemplated by such litigation will be shared equally between Parent and the Company.

     (c) Parent agrees to pay the Company in immediately available funds by wire transfer an amount equal to $25,000,000 (the "Termination Fee") in the event that this Agreement is terminated (i) by Parent pursuant to Section 9.1(b) (i) at a time when the condition set forth in Section 8.2(c) has not been satisfied,
(ii) by Parent pursuant to Section 9.1(b)(i) prior to approval and adoption of this Agreement by the stockholders of Parent at the Parent Stockholders' Meeting or (iii) by the Company or Parent pursuant to Section 9.1(b)(iii), in each case at a time when the Company was not in material breach of its representations and warranties or covenants contained in this Agreement; provided, however, that if this Agreement has been terminated by the Company or Parent pursuant to Section 9.1(b)(iii) and the Board of Directors of Parent

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

shall have withdrawn or modified in a manner adverse to the Company its recommendation of the Parent Stockholders' Approval the Termination Fee shall be $50,000,000. The Termination Fee payable as provided in this Section 10.4(c) shall be in lieu of any other damages arising out of such termination. Any amounts payable pursuant to this Section 10.4(c) shall be paid promptly, but in no event later than two Business Days, after the date of such termination.

     (d) In the event that the Merger does not occur, Parent agrees to reimburse the Company for any payments made by the Company as contemplated by Section 5.2(b).

     Section 10.5 Notices. All notices hereunder shall be sufficient upon receipt for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax, or other electronic transmission service to the appropriate address or number as set forth below.

     If to Parent or Merger Subsidiary, to:

           Sonat Inc.
           Amsouth-Sonat Tower
           Birmingham, Alabama 35203
           Attention: William A. Smith

     with a copy to:

           Bracewell & Patterson, L.L.P.
           711 Louisiana Street, Suite 2900
           Houston, Texas 77002-2781
           Attention: Edgar J. Marston III

     if to the Company, to:

           Zilkha Energy Company
           1201 Louisiana, Suite 3200
           Houston, Texas 77002
           Attention: Joseph J. Romano

     with a copy to:

           Andrews & Kurth L.L.P.
           4200 Texas Commerce Tower
           Houston, Texas 77002-3090
           Attention: William N. Finnegan, IV

     Section 10.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except the Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of their affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment will not relieve Parent or Merger Subsidiary of its obligations hereunder.

     Section 10.7 Headings; Definitions. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

     Section 10.8 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party hereto may, only by an instrument in writing, waive compliance by any other party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

     Section 10.9 Construction of Certain Provisions. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules or Exhibits is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item, or matter not described herein or included in a Schedule or Exhibit is or is not material for purposes of this Agreement.

     Section 10.10 Agreement for the Parties' Benefit. This Agreement is not intended to confer upon any Person not a party hereto (other than the Merger Subsidiary and the Zilkhas) any rights or remedies hereunder, and no Person other than the parties hereto or such Persons described above is entitled to rely on any representation, warranty, or covenant contained herein.

     Section 10.11 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

     Section 10.12 Jurisdiction. Any legal action, suit, or proceeding in law or equity arising out of or relating to this Agreement and transactions contemplated by this Agreement may be instituted in any state or federal court in Harris County, Houston, Texas, and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit, or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit, or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is improper or that this Agreement, or the subject matter hereof or thereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit, or proceeding. Any and all service of process and any other notice in any such action, suit, or proceeding shall be effective against any party if given by registered or certified mail, return receipt requested, or by any other means of mail which requires a signed receipt, postage prepaid, mailed to such party at the address listed in Section 10.5. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any jurisdiction other than Texas.

     Section 10.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 10.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

     Section 10.15 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

     Section 10.16  Definitions and Usage. For the purposes of this Agreement:

     "368 Reorganization" shall have the meaning specified in Section 3.25.

     "1933 Act" shall have the meaning specified in Section 3.26.

     "1934 Act" shall have the meaning specified in Section 4.4.

     "Action" shall mean any action, suit, arbitration, inquiry, proceeding, or investigation by or before any Governmental Authority.

     "Adjusted Purchase Price" means the Purchase Price reduced by the Reserve Adjustment Amount as provided in Section 1.3.

     "affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

     "Agreement" shall have the meaning specified in the introductory paragraph of this Agreement and Plan of Merger.

     "Amended and Restated Incentive Pool Plan" shall mean that certain Amended and Restated Incentive Pool Plan adopted by the Company effective November 1, 1992.

     "Amendment" shall have the meaning specified in Section 4.20.

     "Business" shall mean all oil and gas exploration and all operations related thereto, including, without limitation, (a) the acquisition, purchase, sale, development, operation, maintenance, and abandonment of oil, gas, and mineral leases and related interests, (b) the drilling, reworking, production, purchase, sale, transportation, storage, processing, treating, manufacture, and disposal of or for oil, gas, natural gas liquids, and other hydrocarbon gases and liquids, and associated byproducts and wastes, and (c) the acquisition, construction, installation, maintenance, and operation of related plants, platforms, pipelines, gathering lines, compressors, facilities, storage facilities, and equipment.

     "Business Day" shall mean any day other than a Saturday, Sunday, or legal holiday recognized by banking institutions in the State of Texas.

     "Ceiling Amount" shall have the meaning specified in Section 1.2(a).

     "CERCLA" shall have the meaning specified in Section 3.15.

     "Certificates" shall have the meaning specified in Section 1.4.

     "Certificate of Merger" shall have the meaning specified in Section 1.1(b).

     "Closing Price" shall have the meaning specified in Section 1.2(a).

     "Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto.

     "Commitment" shall have the meaning specified in Section 3.2(a).

     "Company" shall have the meaning specified in the introductory paragraph of this Agreement.

     "Company Audited Financial Statements" shall have the meaning specified in
Section 3.5.

     "Company Benefit Plans" shall have the meaning specified in Section
3.18(a).

     "Company Common Stock" shall have the meaning specified in Section 1.2(a).

     "Company Material Adverse Effect" shall mean any fact, circumstance, event, or condition which has or would have a materially adverse effect on the business, condition (financial or otherwise), assets, or liabilities of the Company and the Subsidiary, taken as a whole (after taking into account insurance recoveries in respect thereof); provided, however, that any actual or prospective change or changes relating to or resulting from any change or changes in reserves (including, without limitation, any reclassification or recalculation of reserves in the ordinary course of business) or in the prices of oil, gas, natural gas liquids, or other hydrocarbon products, natural declines in well performance, general economic conditions, or local, regional, national, or international industry conditions (including, without limitation, changes in applicable laws or regulations, and changes in financial or market conditions) shall be deemed not to constitute a "Company Material Adverse Effect;" and, provided, further, that (a) any change in the financial condition of the Company resulting from or related to the Company's change of financial reporting from "full cost" to "successful efforts" accounting, (b) the incurrence by the Company of the expenses as provided in Section 5.2(a) and (c) the payments by the Company as contemplated by Section 5.2(b) shall be deemed not to constitute a "Company Material Adverse Effect."

     "Company Pension Plans" shall have the meaning specified in Section
3.18(a).

     "Company Preferred Stock" shall have the meaning specified in Section
1.2(a).

     "Company Returns" shall mean all returns, declarations, reports, statements, and other documents required to be filed by the Company or the Subsidiary in respect of Taxes, and the term "Company Return" means any one of the foregoing Company Returns.

     "Company Shares" shall have the meaning specified in Section 3.2(a).

     "Company Stock" shall have the meaning specified in Section 1.2(a).

     "Company Stockholders" shall have the meaning specified in Section 1.4.

     "Company Unaudited Balance Sheet Date" shall have the meaning specified in
Section 3.6.

     "Company Unaudited Financial Statements" shall have the meaning specified in Section 3.5.

     "Company Welfare Plan" shall have the meaning specified in Section 3.18(a).

     "Confidentiality Agreements" shall have the meaning specified in Section 7.8(b).

     "Delaware Law" shall have the meaning specified in Section 1.1(a).

     "Defensible Title" shall mean, with respect to any Lease or Well, such record and beneficial right, title, and interest in and to such Lease or Well that, subject to Permitted Encumbrances:

     (a) entitles the Company or the Subsidiary, as applicable, to a Net Revenue Interest in such Lease or Well that is equal to or greater than the Net Revenue Interest set forth on Exhibit F therefor, without reduction, suspension, or diminution throughout the duration of the estate constituting such Property, except as shown on Exhibit F and except for changes or adjustments that result from the establishment of units, changes in existing units (or the participating areas therein), or the entry into of pooling or unitization agreements after the date hereof or result from or are incidental to operations conducted as permitted or required by Section 5.1; and

     (b) subjects the Company or the Subsidiary, as applicable, to a Working Interest in such Lease or Well that is no greater than the record title or operating rights interest set forth on Exhibit F therefor, without increase throughout the duration of the estate constituting such Property, except as shown on Exhibit F and except for changes or adjustments that result from the establishment of units, changes in existing units (or the participating areas therein), or the entry into of pooling or unitization agreements after the date hereof or result from or are incidental to operations conducted as permitted or required by Section 5.1.

In evaluating the significance of any fact, circumstance, or condition for purposes of determining Defensible Title, due consideration shall be given to the length of time that the particular Property has been producing hydrocarbons and whether such fact, circumstance, or condition is of the type expected to be encountered in the area involved and is usual and customarily acceptable to reasonable and prudent operators, interest owners, and/or purchasers engaged in the business of the ownership, development, and operation of oil and gas properties with knowledge of such facts and appreciation of their legal significance.

     "disposal" or "disposed" shall have the meaning specified in Section 3.15.

     "Effective Time" shall have the meaning specified in Section 1.1(b).

     "Environmental Laws" shall have the meaning specified in Section 3.15.

     "Equipment" shall mean all equipment, fixtures, physical facilities, tank batteries, surface and subsurface machinery, inventory, spare parts, supplies, tools, and other tangible personal property owned or leased by the Company or the Subsidiary on the date hereof, including, without limitation, casing, tubing, tubular goods, rods, pumping units and engines, Christmas trees, derricks, platforms, separators, compressors, gun barrels, gathering lines, flow lines, tanks, and communication systems and equipment.

     "ERISA" shall have the meaning specified in Section 3.18(a).

     "Floor Amount" shall have the meaning specified in Section 8.2(c).

     "FTC" shall have the meaning specified in Section 7.2(b).

     "GAAP" shall have the meaning specified in Section 3.5.

     "Governmental Authority" shall mean (a) the United States of America, (b) any state, county, municipality, or other governmental subdivision within the United States of America, and (c) any court or any governmental department, commission, board, bureau, agency, or other instrumentality of the United States of America or of any state, county, municipality, water rights, taxing, or zoning authority, or other governmental subdivision within the United States of America.

     "HSR Act" shall have the meaning specified in Section 3.4.

     "Incentive Pool Plan" shall mean that certain Incentive Pool Plan adopted by the Company effective July 1, 1997.

     "Justice Department" shall have the meaning specified in Section 7.2(b).

     "Knowledge" when used in relation to any Person shall mean the actual (but not constructive) knowledge of such Person's officers after reasonable inquiry and when used in relation to the Company shall mean the actual (but not constructive) knowledge of Selim K. Zilkha, Michael Zilkha, John B. Holmes, Jr., John B. Juneau, Joseph J. Romano, and Elizabeth B. Patterson, after reasonable inquiry.

     "Leases" shall mean the fee mineral interests, oil, gas and mineral leasehold interests and other leasehold interests, subleases, mineral servitudes, licenses, concessions, working interests, farmout or farmin rights, royalty, overriding royalty or other non-working or carried interests, operating rights, or other rights and interests described or referred to in Exhibit F.

     "Licenses" shall have the meaning specified in Section 3.10.

     "Liens" shall mean all liens, mortgages, security interests, pledges, claims, options, and other encumbrances of any kind.

     "Long Term Unit Value Plan III" shall mean collectively, those certain Long Term Unit Value Plan III agreements executed December 15, 1995, but effective January 1, 1995, between the Company and each of John B. Holmes, Jr., Michael Zilkha, John B. Juneau, and Joseph J. Romano.

     "Marks" shall have the meaning specified in Section 6.7(b).

     "Material Contracts" shall have the meaning specified in Section 3.14(a).

     "Merger" shall have the meaning specified in Section 1.1(a).

     "Merger Consideration" shall have the meaning specified in Section 1.2(a).

     "Merger Subsidiary" shall have the meaning specified in Section 1.1(a).

     "Net Revenue Interest" means an overall interest in hydrocarbons produced from or attributable to the Leases and Wells, after deducting all lessors' royalties, overriding royalties, production payments, and other interests or burdens on hydrocarbons produced therefrom.

     "NYSE" shall have the meaning specified in Section 1.2(a).

     "officer" means in the case of Parent and the Company, any executive officer of Parent or the Company, as applicable, within the meaning of Rule 3b-7 of the 1934 Act.

     "Parent" shall have the meaning specified in the introductory paragraph of this Agreement.

     "Parent 10-K" shall have the meaning specified in Section 4.5(a).

     "Parent 10-Q" shall have the meaning specified in Section 4.5(a).

     "Parent Affiliate" shall have the meaning specified in Section 7.7(b).

     "Parent Common Stock" shall have the meaning specified in Section 1.2(a).

     "Parent Employee Plan" shall have the meaning specified in Section 4.15(a).

     "Parent Material Adverse Effect" shall mean any fact, circumstance, event, or condition which has or would have a materially adverse effect on the business, condition (financial or otherwise), assets, or liabilities of Parent and its subsidiaries, taken as a whole (after taking into account insurance recoveries in respect thereof); provided, however, that any actual or prospective change or changes relating to or resulting from any change or changes in reserves (including, without limitation, any reclassification or recalculation of reserves in the ordinary course of business) or in the prices of oil, gas, natural gas liquids, or other hydrocarbon products, natural declines in well performance, general economic conditions, or local, regional, national, or international industry conditions (including, without limitation, changes in applicable laws or regulations, and changes in financial or market conditions) shall be deemed not to constitute a "Parent Material Adverse Effect."

     "Parent Returns" shall mean all returns, declarations, reports, statements, and other documents required to be filed by parent or any of its subsidiaries in respect of Taxes, and the term "Parent Return" means any one of the foregoing Parent Returns.

     "Parent SEC Filings" shall have the meaning specified in Section 4.5(a).

     "Parent Stockholders' Approval" shall have the meaning specified in Section 6.4.

     "Parent Stockholders' Meeting" shall have the meaning specified in Section 6.4.

     "Parent Unaudited Balance Sheet" shall have the meaning specified in
Section 4.6.

     "Parent Unaudited Balance Sheet Date" shall have the meaning specified in
Section 4.6.

     "Permitted Encumbrances" shall mean:

          (a) lessor's royalties, overriding royalties, nonparticipating royalties, net profits interests, carried interests, production payments, reversionary interests, and other burdens, if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of the Company or the Subsidiary, as applicable, in any Property to an amount less than the Net Revenue Interest for such Property set forth on Exhibit F;

          (b) easements, rights-of-way, servitudes, permits, licenses, surface leases, and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; conditions, covenants or other restrictions; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways, and other easements and rights-of-way on, over, or in respect of any Property which will not materially interfere with the operation or use of any of the affected Properties;

          (c) farmout and farmin agreements, participation agreements, joint operating agreements, division orders, pooling agreements, unitization orders or agreements, and hydrocarbon sales agreements entered into in the ordinary course of business;

          (d) calls on production, in effect as of the date hereof, which entitle the Company or the Subsidiary, as the case may be, to receive a current market price for such production;

          (e) Liens for taxes or assessments, to the extent not yet delinquent or, if delinquent, to the extent being contested in good faith by appropriate proceedings;

          (f) any materialman's, mechanics', repairman's, employees', contractors', operators', or other similar liens, security interests, or charges for liquidated amounts arising in the ordinary course of business incidental to construction, maintenance, drilling, development, production, or operation of the Properties, or the production, gathering, transporting, treating, separating, or processing of hydrocarbons therefrom, that are not delinquent or, if delinquent, are being contested in good faith by appropriate proceedings;

          (g) all Liens, contracts, agreements, instruments, obligations, defects, and irregularities affecting the Properties that, individually, or in the aggregate, are not such as to materially and adversely interfere with the operation or use of any of Properties, do not prevent the Company or the Subsidiary, as applicable, from receiving the proceeds of production from any of the Properties, do not reduce the Net Revenue Interest of the Company or the Subsidiary, as applicable, for such Property below that set forth on Exhibit F, and do not obligate the Company or the Subsidiary to bear costs and expenses relating to the maintenance, development, and operation of any Properties in an amount greater than the Working Interest of the Company or the Subsidiary, as applicable, for such Property as set forth on Exhibit F (unless the actual Net Revenue Interest for such Property is greater than the Net Revenue Interest set forth on Exhibit F in the same proportion as any increase in such Working Interest);

          (h) any Liens created by law or reserved in oil, gas, and/or mineral leases for royalty, bonus, or rental, or securing compliance with the terms of such leases;

          (i) all Preference Rights and Transfer Requirements;

          (j) all agreements, instruments, documents, Liens, and other matters described or referred to in Schedule I or in any other Schedule attached hereto, or which are waived by Parent;

          (k) traditional rights of reassignment requiring notice and/or the reassignment (or granting an opportunity to receive a reassignment) of a leasehold interest to the holders of such reassignment rights prior to surrendering or releasing such leasehold interest or operating right;

          (l) rights reserved to or vested in any municipality or governmental, statutory, or public authority to control or regulate any Property in any manner, and all applicable laws, rules, and orders of a Governmental Authority; and

          (m) any defect, irregularity, deficiencies in title, or other matter that a reasonable and prudent operator, experienced and knowledgeable in the offshore Gulf of Mexico oil and gas business, would not consider a material impairment of the Company's or the Subsidiary's title.

     "Person" shall mean an individual, partnership, corporation, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other legal entity of any kind.

     "Pooling Transaction" shall have the meaning specified in Section 3.25.

     "Preference Rights" shall mean any right or agreement that purports to enable any Person to purchase, acquire, or otherwise encumber any Company Common Stock, Company Preferred Stock, Subsidiary Common Stock, or Property, or any interest therein or in a portion thereof, as a result of or in connection with any sale, assignment, encumbrance, or other transfer of any Company Common Stock, Company Preferred Stock, Subsidiary Common Stock or Property, or any interest therein.

     "Property" or "Properties" shall mean the Leases, Wells and Equipment.

     "Proved Reserves" means those oil and gas reserves defined as Proved Oil and Gas Reserves in the Reserve Report.

     "Proxy Statement" shall have the meaning specified in Section 3.26.

     "Proxy Statement/Prospectus" shall have the meaning specified in Section 3.26.

     "Purchase Price" means $1,044,850,000.

     "RCRA" shall have the meaning specified in Section 3.15.

     "Registration Statement" shall have the meaning specified in Section 3.26.

     "release" shall have the meaning specified in Section 3.15.

     "Reserve Adjustment Amount" shall have the meaning specified in Section
1.3.

     "Reserve Engineer" means William M. Cobb & Associates, Inc.

     "Reserve Loss Amount" means, for any Reserve Report Field, the difference between (i) the estimated future net revenues, discounted at 10%, of the Proved Reserves shown in the Reserve Report for such Reserve Report Field and (ii) the estimated future net revenues, discounted at 10%, of such Reserve Report Field, as redetermined by the Reserve Engineer under Section 1.3.

     "Reserve Report" shall have the meaning specified in Section 3.19(a).

     "Reserve Report Field" means each producing oil or gas field or area shown in the Reserve Report and to which the Reserve Engineer has assigned Proved Reserves.

     "Retirement Savings Plan" shall mean that certain Retirement Savings Plan adopted by the Company effective January 1, 1989, and amended effective October 9, 1997.

     "Rights Agreement" shall have the meaning specified in Section 4.20.

     "Rights Agent" shall have the meaning specified in Section 4.20.

     "SEC" shall have the meaning specified in Section 3.25.

     "Severance Plan" shall mean that certain Severance Plan adopted by the Company effective October 9, 1997.

     "Stay-On Bonus Program" shall mean that certain Stay-On Bonus Program adopted by the Company effective September 1, 1997, and amended effective November 20, 1997.

     "Subsidiary" shall have the meaning specified in Section 3.1.

     "subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

     "Subsidiary Common Stock" shall have the meaning specified in Section
3.2(b).

     "Subsidiary Shares" shall have the meaning specified in Section 3.2(b).

     "Surviving Corporation" shall have the meaning specified in Section 1.1(a).

     "Tax" or "Taxes" shall have the meaning specified in Section 3.17(a).

     "Termination Fee" shall have the meaning specified in Section 10.4(c).

     "Transfer Requirements" shall mean any consent, approval, authorization, or permit of, or filing with or notification to, any Person which is required to be obtained, made, given or complied with for or in connection with any sale, assignment, encumbrance, or other transfer of any Company Common Stock, Company Preferred Stock, Subsidiary Common Stock or Property, or any interest therein.

     "Wells" shall mean those oil, condensate, or natural gas wells, water source wells, and water and other types of injection or disposal wells identified in Exhibit F.

     "Working Interest" shall mean that share of all of the costs, expenses, burdens, and obligations of any type or nature attributable to the Company's or the Subsidiary's, as applicable, interest in any Lease or Well.

     "Zilkhas" shall have the meaning specified in Section 2.3(b).

     A reference in this Agreement to any statute shall be to such statute as amended from time to time, and the rules and regulations promulgated thereunder.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            ZILKHA ENERGY COMPANY

                                            By:   /s/ JOHN B. HOLMES, JR.
                                              ----------------------------------
                                              Name: John B. Holmes, Jr.
                                              Title: President

                                            SONAT INC.

                                            By:    /s/ WILLIAM A. SMITH
                                              ----------------------------------
                                              Name: William A. Smith
                                              Title: Executive Vice President

                                                                       EXHIBIT A
                                                                   TO THE MERGER
                                                                       AGREEMENT

                         REGISTRATION RIGHTS AGREEMENT

     REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of             ,
       by and among Sonat Inc., a Delaware corporation (the "Company"), and Selim K. Zilkha, Michael Zilkha, Selim K. Zilkha Trust and Selim K. Zilkha
(1996) Annuity Trust (collectively, the "Zilkha Entities"). Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Merger Agreement (as hereinafter defined).

     WHEREAS, the Company and Zilkha Energy Company, a Delaware corporation ("Zilkha"), have entered into an Agreement and Plan of Merger, dated as of
            , 1997 (the "Merger Agreement"), that provides, subject to the terms and conditions thereof, for the merger (the "Merger") of Zilkha with a wholly owned subsidiary of the Company.

     NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

     Section 1. Definitions. As used in this Agreement, the following capitalized terms shall have the following meanings:

     "Affiliate" of any Person means any Person that controls, is controlled by, or is under common control with such Person.

     "Common Stock" means the common stock, $1.00 par value per share, of the Company.

     "Effective Time" shall have the meaning specified in the Merger Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

     "NASD" means The National Association of Securities Dealers, Inc. or any successor entity.

     "Participating Purchasers" means with respect to any Registration Statement, any Purchasers holding any Registrable Securities covered by such Registration Statement.

     "Person" means an individual, partnership, corporation, limited liability company, trust, unincorporated organization or other entity, or a government or agency or political subdivision thereto.

     "Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering or any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

     "Purchaser(s)" shall mean, collectively, as the context may require the Zilkha Entities, and shall also include any Affiliate of any Zilkha Entities.

     "Registrable Securities" means (a) any of the Securities, and (b) any securities (of the Company or any other Person) issued or issuable with respect to any of the Securities by way of stock dividend or stock split, a dividend or other distribution, in connection with a combination of shares, recapitalization, reclassification, merger, consolidation or other reorganization or otherwise. Any Registrable Security will cease to be a Registrable Security when (i) a registration statement covering such Registrable Security has been declared effective by the SEC and the Registrable Security has been disposed of pursuant to such effective registration statement, or (ii) the Registrable Security is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act are met.

     "Registration Statement" means the Registration Statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included therein, all amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

     "Requesting Purchaser(s)" means any one or more Purchasers holding Registrable Securities representing in the aggregate not less than 50% of the aggregate Registrable Securities then outstanding.

     "SEC" means the Securities and Exchange Commission or any successor entity.

     "Securities Act" means the Securities Act of 1933, as amended from time to time.

     "Securities" means any of the Common Stock held by Zilkha Entities as of the Effective Time.

     "Underwritten Registration" or "Underwritten Offering" means a registration in which securities of the Company are sold to an underwriter for re-offering to the public.

     Section 2. Registration Rights.

          (a) Demand Registration.

             (i) At any time during the five-year period following the Effective Time, one or more Requesting Purchasers may make a written request (the "Demand Notice") for registration under the Securities Act (a "Demand Registration") of any Registrable Securities (such securities are herein referred to as "Demand Securities") held by such Requesting Purchasers. The Demand Notice will specify the number of Demand Securities proposed to be sold and will also specify the intended method of disposition thereof. Once given, a Demand Notice will be irrevocable. Following receipt of a Demand Notice from such Requesting Purchasers, the Company promptly will give written notice of the requested registration to all other Purchasers, and will thereafter file a registration statement on any appropriate form which will cover (1) the Demand Securities that the Company has been so requested to register by such Requesting Purchasers,
        (2) all other Demand Securities that the Company has been requested to registered by any other Purchasers by written request given to the Company within 15 days after the Company's giving of written notice of the Requesting Purchasers' requested registration and (3) any other securities the Company determines to register for its own account.

             (ii) Unless the Requesting Purchasers shall consent in writing, no party (other than the Company or any other Purchaser) shall be permitted to offer securities under any such Demand Registration. The Company shall not be required to effect more than three Demand Registrations under this Section 2(a). A registration requested pursuant to this
        Section 2(a) will not be deemed to have been effected (and it shall not count as one of the three Demand Registrations) unless the Registration Statement relating thereto has become effective under the Securities Act; provided, however, that if, after such Registration Statement has become effective, the offering of the Demand Securities pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court, such registration will be deemed not to have been effected (and it shall not count as one of the three Demand Registrations).

             (iii) If the Requesting Purchasers so elect, the offering of Demand Securities pursuant to such registration shall be in the form of an Underwritten Offering. If the managing underwriter or underwriters of such offering advise the Company and the Participating Purchasers that in their view the number of Demand Securities requested to be included in such offering is sufficiently large so as to materially and adversely affect the success of such offering, the Company will include in such registration the aggregate number of Demand Securities which in the view of such managing underwriter or underwriters can be sold without any such material adverse effect; provided, however, that no Demand Securities may be excluded before all securities proposed to be sold by the Company and any other Person have been excluded. If any Demand Securities are excluded, such registration shall not count as one of the three Demand Registrations. If any Demand Securities are required to be excluded pursuant to this Section 2(a), the number of Demand Securities of each

        Participating Purchaser to be included in such registration shall be reduced pro rate (according to the total number of Demand Securities beneficially owned by each such holder), to the extent necessary to reduce the total number of Demand Securities to be included in the offering to the number recommended by such managing underwriter or underwriters.

             (iv) Notwithstanding anything in this Agreement to the contrary, the Company may postpone the filing, effectiveness, supplementing or amending of a Registration Statement (a "Demand Suspension Notice") for up to 90 days if, in the good faith judgment of the Company's Board of Directors, the registration or sale of the Demand Securities would adversely affect a material financing, acquisition, disposition of assets or stock, merger or other comparable transaction or would require the Company to make public disclosure of information the public disclosure of which would have a material adverse effect upon the Company; provided further, however that the Company may not give more than one Demand Suspension Notice in any 12 month period. If the Company shall deliver any Demand Suspension Notice with respect to any Demand Registration, such Demand Registration shall not be counted in determining whether the Company is required to file more than three Demand Registrations pursuant to this Agreement.

          (b) Incidental Registration. If at any time during the five year period following the Effective Time, the Company proposes to file a registration statement under the Securities Act (other than in connection with a Demand Registration or a Registration Statement on Form S-4 or S-8, or any form that is substituting therefor or is a successor thereto) with respect to an offering of any Common Stock for its own account, then the Company shall give written notice of such proposed filing to all Purchasers as soon as practicable (but in no event less than three business days before the anticipated filing date), and such notice shall (i) offer each Purchaser the opportunity to register such number of Registrable Securities as it may request and (ii) describe such securities and specifying the form and manner and other relevant facts involved in such proposed registration (including, without limitation, whether or not such registration will be in connection with an Underwritten Offering and, if so, the identity of the managing underwriter and whether such Underwritten Offering will be pursuant to a "best efforts" or "firm commitment" underwriting). Each Purchaser shall advise the Company in writing within two business days after the date of receipt of such notice from the Company of the number of Registrable Securities for which registration is requested. The Company shall include in such Registration Statement all such Registrable Securities so requested to be included therein, and, if such registration is an Underwritten Registration, the Company shall use its best efforts to cause the managing underwriter or underwriters to permit the Registrable Securities requested to be included in the registration statement for such offering to be included (on the same terms and conditions as similar securities of the Company included therein to the extent appropriate); provided, however, that if in the view of the managing underwriter or underwriters of such offering the success of the offering would be materially and adversely affected by inclusion of the Registrable Securities requested to be included, then (I) the amount of securities to be offered for the account of each Participating Purchaser and other holders registering securities of the Company pursuant to similar incidental registration rights shall be reduced pro rata (according to the Registrable Securities beneficially owned by each such holder) to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters; and (II) if the actions described in clause (I) would, in the reasonable good faith judgment of the managing underwriter, be insufficient to substantially eliminate the adverse effect that inclusion of the Registrable Securities requested to be included would have on such offering, such Registration Securities will be excluded from such offering. Nothing in this Agreement shall prevent the Company from granting any other Person or Persons any incidental registration rights on offerings by or on behalf of the Company from time to time.

     Section 3. Hold-Back Agreements. Each Purchaser agrees, if reasonably requested by the managing underwriters in an Underwritten Offering to which the provisions of Section 2(b) apply, not to effect any public sale or public distribution of securities of the Company of the same class as the securities included in the Registration Statement relating to such Underwritten Offering, including a sale pursuant to Rule 144 under the Securities Act (except as part of such Underwritten Offering), during the 10-day period prior to the filing of such Registration Statement, and during the 90-day period beginning on the closing date of each Underwritten Offering made pursuant to such Registration Statement, to the extent timely notified in writing by the Company or the managing underwriters.

     Section 4.  Registration Procedures.

          (a) In connection with the Company's registration obligations pursuant to Section 2 hereof, the Company will use its best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof, and pursuant thereto, the Company will use its best efforts to as expeditiously as possible:

             (i) prepare and file with the SEC, as soon as practicable, and in any event within 60 days from the date of request (unless a shorter period is expressly set forth herein), a Registration Statement relating to the applicable registration on any appropriate form under the Securities Act, which forms shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof and shall include all financial statements of the Company, and use its best efforts to cause such Registration Statement to become effective; provided that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the Registration Statement, the Company will furnish each Participating Purchaser and the underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of the Participating Purchasers and the underwriters, if any, and the Company will not file any Registration Statement or amendment thereto or any Prospectus or any supplement thereto (including such documents incorporated by reference) to which Participating Purchasers holding in the aggregate in excess of 50% of the Registrable Securities covered by such Registration Statement or the underwriters, if any, shall reasonably object;

             (ii) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the applicable period, or such shorter period which will terminate when all Registrable Securities included in such Registration Statement have been sold; cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of all securities included in such Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus; the Company shall not be deemed to have used best efforts to keep a Registration Statement effective during the applicable period if it voluntarily takes any action that would result in any Participating Purchaser not being able to sell its Registrable Securities during that period unless such action is required under applicable law;

             (iii) notify each Participating Purchase and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such advice in writing, (1) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (2) of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for additional information, (3) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (4) if at any time the representations and warranties of the Company contemplated by Section 4(a)(xiv) cease to be true and correct, (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (6) of the happening of any event which makes any statement made in the Registration Statement, the Prospectus or any document incorporated therein by reference untrue or which requires the making of any changes in the Registration Statement, the Prospectus or any document incorporated therein by reference in order to make the statements therein not misleading;

             (iv) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment;

             (v) if reasonably requested by the managing underwriter or underwriters or by Participating Purchasers holding in the aggregate in excess of 50% of the Registrable Securities covered by the Registration Statement, promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and such Participating Purchasers agree should be included therein relating to the sale of the Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; and make all required filing of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

             (vi) prior to the filing of any document which is to be incorporated by reference into the Registration Statement or the Prospectus (after initial filing of the Registration Statement), make available representatives of the Company for discussion of such document and make such changes in such document prior to the filing thereof as any Participating Purchaser or the underwriters, if any, may reasonable request;

             (vii) furnish to each Participating Purchaser and each managing underwriter, if any, without charge, at least one signed copy of the Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

             (viii) deliver to each Participating Purchaser and the underwriters, if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may reasonable request; the Company consents to the use of the Prospectus or any amendment or supplement thereto by any such Purchasers and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto;

             (ix) prior to any public offering of Registrable Securities, register or qualify or cooperate with each Participating Purchaser, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any Participating Purchaser or any underwriter reasonably requests in writing and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement;

             (x) cooperate with the Participating Purchasers and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) business days prior to any sale of Registrable Securities to the underwriters;

             (xi) cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable each Participating Purchaser or the underwriters, if any, to consummate the disposition of such Registrable Securities;

             (xii) upon the occurrence of any event contemplated by Section 4(a)(iii)(6) hereof, prepare a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to Purchasers of the Registrable Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

             (xiii) cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange on which similar securities issued by the Company are then listed;

             (xiv) enter into such agreements (including an underwriting agreement) and take all such other actions in connection therewith in order to expedite or facilitate the disposition of such Registrable Securities and in connection therewith, whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Registration, (1) make such representations and warranties to each Participating Purchaser and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings; (2) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions, in form, scope and substance) shall be reasonably satisfactory to each Participating Purchaser and the managing underwriters, if any, covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by any Participating Purchaser and the underwriters, if any; (3) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to each Participating Purchaser and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings; (4) if an underwriting agreement is entered into, the same shall set forth in full the indemnification provisions and procedures of Section 6 hereof with respect to all parties to be indemnified pursuant to said underwriting agreement; and (5) deliver such documents and certificates as may be requested by any Participating Purchaser and the managing underwriters, if any, to evidence compliance with clause (1) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement or as and to the extent required thereunder;

             (xv) make available for inspection by a representative of any Participating Purchaser, any underwriter participating in any disposition pursuant to such registration, and any attorney or accountant retained by any Participating Purchaser or any underwriter, all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such registration; provided that any records, information or documents that are designated by the Company in writing as confidential shall be kept confidential by such Persons unless disclosure of such records, information or documents is required by court or administrative order;

             (xvi) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months, beginning within three months after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

             (xvii) cooperate with the Participating Purchasers and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD;

             (xviii) in the case of any Demand Registration which is an Underwritten Offering, participate in customary "roadshow" and similar marketing presentations as reasonably requested by the underwriters (it being agreed that representatives of the Zilkha Entities may participate in such roadshows to the extent the underwriters determine it is advisable for them to do so); and

             (xix) take such other actions as reasonably may be requested by the Participating Purchasers in order to effect the applicable registration.

          (b) The Company may require each Purchaser to furnish to the Company such information regarding the distribution of Registrable Securities as the Company may from time to time reasonably request in writing.

          (c) Each Purchaser agrees by acquisition of the Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(a)(iii)(6) hereof, such Purchaser will forthwith discontinue disposition of Registrable Securities until such Purchaser's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(a)(xii) hereof, or until it is advised in writing (the "Advice") by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by the Company, such Purchaser will deliver to the Company (at Company's expense), all copies, other than permanent file copies then in such Purchaser's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods regarding the effectiveness of Registration Statements set forth in Section 2 hereof and
     Section 4(b) hereof shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to
     Section 4(a)(iii)(6) hereof to the date when such Purchaser shall receive copies of the supplemented or amended Prospectus contemplated by Section 4(a)(xii) hereof or the Advice, as applicable.

     Section 5. Registration Expenses. All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation: all registration and filing fees; fees with respect to filings required to be made with the NASD; fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel for the underwriters or the Purchasers in connection with blue sky qualifications of the Registrable Securities and determination of their eligibility for investment under the laws of such jurisdictions as the managing underwriters and Purchasers may designate); printing expenses, messenger, telephone and delivery expenses; fees and disbursements of counsel for the Company, for the underwriters and for one counsel for the Participating Purchasers and fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested pursuant to Section 4(a)(xiv) hereof); securities acts liability insurance, if the Company so desires; all internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties); the expense of any annual audit; the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed; and the fees and expenses of any Person, including special experts, retained by the Company (all such expenses being herein called "Registration Expenses") will be borne by the Company regardless of whether the Registration Statement becomes effective. The Company shall not have any obligation to pay any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities.

     Section 6.  Indemnification; Contribution.

          (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless the Zilkha Entities and each Purchaser and their respective partners, officers, directors, employees and agents, and each Person who controls any such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Zilkha Entities or such Purchaser, as the case may be, expressly for use therein. The Company will also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the

     Zilkha Entities and each Purchaser, if requested, and shall otherwise entered in such indemnification and contribution agreements with such underwriters, selling brokers, dealer managers and similar securities industry professionals as are then customary.

          (b) Indemnification By Holder of Registrable Securities. Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company and its directors, officers, employees and agents, and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary prospectus or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished by such Purchaser to the Company specifically for inclusion in such Registration Statement or Prospectus. The Company shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information so furnished in writing by such Persons specifically for inclusion in any Prospectus or Registration Statement.

          (c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder will (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification (although the failure to give prompt notice shall not relieve any indemnifying party of any obligation hereunder except to the extent such indemnifying party is actually prejudiced by such failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (1) the indemnifying party has agreed to pay each fees or expenses,
     (2) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (3) based upon written advice of counsel to such Person, there shall exist conflicts of interest pursuant to applicable rules of professional conduct between such Person and the indemnifying party, in which case the fees and expenses of one counsel to the indemnified parties shall be at the expense of the indemnifying party. The indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld), but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the indemnifying party shall indemnify and hold harmless the indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

          (d) Contribution. If for any reason the indemnification provided for in the preceding clauses (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless in respect of any loss, claim, damage, liability or expense as contemplated by the preceding clauses (a) and (b), then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified party and the indemnifying party, but also the relative benefits received by the indemnified party and the indemnifying party, but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of Purchasers on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentations.

     Section 7. Rule 144. The Company hereby agrees that, for a period of five years from the Effective Time, it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if Company is not required to file such reports, it will, upon the request of any Purchaser, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any Purchaser may reasonably request, all to the extent required from time to time to enable each Purchaser to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC.

     Section 8.  Participation in Underwritten Registrations.

          (a) If any of the Registrable Securities are to be sold in an Underwritten Offering, whether pursuant to a Demand Registration or otherwise, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Company. In the case of any Underwritten Offering or Underwritten Registration, the underwriting agreement will provide that the underwriters will use their best efforts to cause such Underwritten Offering to be widely distributed.

          (b) No Person may participate in any Underwritten Registration hereunder unless such Person completes and executes all customary and reasonably requested questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. Nothing in this Section 8 shall be construed to create any additional rights regarding the registration of Registrable Securities in any Person otherwise than as set forth herein.

     Section 9.  Miscellaneous.

          (a) Remedies. Each party hereto, in addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement to the extent available under applicable law. Each party hereto agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

          (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may only be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may only be given, with the written consent of the Company and the holders of a majority of the Registrable Securities.

          (c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telecopier, or air courier guaranteeing overnight delivery:

             (i) if to any of Purchasers:

             (ii) if to the Company:

     and thereafter at such other address as may be designated from time to time by notice given in accordance with the provisions of this Section 9(c).

          (d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties. Except for the indemnification and contribution rights under this Agreement (which are intended to and shall create third party beneficiary rights), the provisions of this Agreement are solely for the benefit of the parties and are not intended to confer upon any Person except the parties any rights or remedies hereunder, and there are no third party beneficiaries of this Agreement.

          (e) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          (f) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          (g) Governing Law. THIS AGREEMENT, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO, SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS.

          (h) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

          (i) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                            SONAT INC.

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            ------------------------------------
                                            Selim K. Zilkha

                                            ------------------------------------
                                            Michael Zilkha

                                            SELIM K. ZILKHA TRUST

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            SELIM ZILKHA (1996) ANNUITY TRUST

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                                                     EXHIBIT B-1
                                                                   TO THE MERGER
                                                                       AGREEMENT

                               COMPANY AFFILIATES

Michael Zilkha
Selim K. Zilkha
Selim K. Zilkha Trust
Selim K. Zilkha (1996) Annuity Trust

                     ZILKHA ENERGY COMPANY AFFILIATE LETTER

                                                               November 22, 1997

Zilkha Energy Company
1201 Louisiana, Suite 3200
Houston, Texas 77002

Sonat Inc.
Amsouth-Sonat Tower
Birmingham, Alabama 35203

Gentlemen:

     The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an "affiliate" of Zilkha Energy Company, a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of November 22, 1997 (the "Agreement"), between the Company and Sonat Inc., a Delaware corporation ("Parent"), a newly formed wholly owned subsidiary of Parent ("Merger Subsidiary") will be merged with and into the Company with the Company to be the surviving corporation in the merger (the "Merger").

     As a result of the Merger, the undersigned will receive shares of Common Stock, par value $1.00 per share, of Parent (the "Parent Common Stock") in exchange for shares of Common Stock, par value $1.00 per share, of the Company (the "Company Common Stock") owned by the undersigned.

     The undersigned agrees that the undersigned will not revoke or otherwise rescind its approval of the Merger. It is understood that the foregoing agreement shall not affect the rights of the Company under the Agreement, including the right of the Company to terminate the Agreement and the Merger as provided therein.

     The undersigned represents, warrants and covenants to Parent and the Company that in the event the undersigned receives any Parent Common Stock as a result of the Merger:

     A. The undersigned shall not make any sale, transfer or other disposition of the Parent Common Stock in violation of the Act or the Rules and Regulations.

     B. The undersigned has carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the Parent Common Stock to the extent the undersigned felt necessary with the undersigned's counsel or counsel for the Company.

     C. The undersigned has been advised that the issuance of Parent Common Stock to the undersigned pursuant to the Merger will be registered with the SEC under the Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that, since at the time the Merger is submitted for a vote of the stockholders of Company, the undersigned may be deemed to be an affiliate of the Company, the undersigned may not sell, transfer or otherwise dispose of the Parent Common Stock issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the SEC under the Act, or (iii) in the opinion of counsel reasonably acceptable to Parent, or pursuant to a "no action" letter obtained by the undersigned from the staff of the SEC, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

     D. From and after the date that is 30 days prior to the Effective Time (as defined in the Agreement) the undersigned shall not offer to sell, sell or otherwise dispose of, or in any other way reduce the undersigned's risk relative to, any shares of Parent Common Stock or Company Common Stock (other than by way of conversion into shares of Parent Common Stock pursuant to the Merger) in any case until an earnings statement containing at least 30 days of post-Merger combined financial results of Parent and the Company have been issued in a manner satisfying the requirements of SEC Accounting Release No. 135.

     E. The undersigned will not take or fail to take any action reasonably likely to cause the Merger not to qualify as a 368 Reorganization (as defined in the Agreement) or to be treated as a Pooling Transaction (as defined in the Agreement).

     F. The undersigned understands and agrees that this letter agreement shall apply to all shares of the capital stock of Parent and the Company that are deemed to be beneficially owned by the undersigned pursuant to applicable federal securities laws.

     G. The undersigned understands that, as an affiliate of the Company, the undersigned possesses information about the Company which may be considered confidential and agrees to keep all such information confidential after the Merger.

     H. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent, Company and the Surviving Corporation (as defined in the Agreement) and will be relied upon by such entities and their respective counsel and accountants.

     Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

                                            Very truly yours,

                                            ------------------------------------
                                            Signature

                                            ------------------------------------
                                            Print Name

Accepted this        day of
               , 1997

ZILKHA ENERGY COMPANY

By:
    --------------------------------
    Name:
    Title:
    Dated:

SONAT INC.

By:
    -----------------------------------------------------
    Name:
    Title:
    Dated:

                                                                     EXHIBIT B-2
                                                         TO THE MERGER AGREEMENT

                          SONAT INC. AFFILIATE LETTER

                                                                          , 1997

Zilkha Energy Company
1201 Louisiana, Suite 3200
Houston, Texas 77002

Gentlemen:

     The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an "affiliate" of Sonat Inc., a Delaware corporation ("Parent"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of November 22, 1997 (the "Agreement"), between Parent and Zilkha Energy Company, a Delaware corporation (the "Company"), a newly formed wholly owned subsidiary of Parent ("Merger Subsidiary") will be merged with and into the Company with the Company to be the surviving corporation in the merger (the "Merger").

     The undersigned represents, warrants and covenants to Parent and the Company that:

     A. From and after the date that is 30 days prior to the Effective Time (as defined in the Agreement) the undersigned shall not offer to sell, sell or otherwise dispose of, or in any other way reduce the undersigned's risk relative to, any shares of Parent Common Stock in any case until an earnings statement containing at least 30 days of post-Merger combined financial results of Parent and the Company have been issued in a manner satisfying the requirements of SEC Accounting Release No. 135.

     B. The undersigned will not take or fail to take any action reasonably likely to cause the Merger not to qualify as a 368 Reorganization (as defined in the Agreement) or to be treated as a Pooling Transaction (as defined in the Agreement).

     C. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent, Company and the Surviving Corporation (as defined in the Agreement) and will be relied upon by such entities and their respective counsel and accountants.

     Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an "affiliate" of Parent as described in the first paragraph of this letter or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.
                                            Very truly yours,

                                            ------------------------------------
                                            Signature

                                            ------------------------------------
                                            Print Name

ACCEPTED:

ZILKHA ENERGY COMPANY

By:

    ------------------------------------
    Name:
    Title:
    Dated:

SONAT INC.

By:

    ----------------------------------------------------
    Name:
    Title:
    Dated:

                                                                       EXHIBIT C
                                                         TO THE MERGER AGREEMENT

ZILKHA ENERGY COMPANY
1201 Louisiana, 32nd Floor
Houston, Texas 77002

Gentlemen:

     The undersigned, being a prospective holder of stock in Sonat, Inc., a Delaware corporation ("Sonat"), by reason of the merger (the "Merger") of Zilkha Energy Company, a Delaware corporation ("Zilkha"), with and into Merger Subsidiary, a Delaware corporation and wholly-owned subsidiary of Sonat, does hereby represent to you and the other stockholders of Zilkha as follows:

     The undersigned has, and at the time of the closing of the Merger the undersigned will have, no plan or intention to sell, exchange or otherwise dispose of (including by gift) any shares of the common stock, par value $1.00 per share, of Sonat ("Sonat Common Stock") received by the undersigned, directly or indirectly, in the Merger that would reduce my ownership of Sonat Common Stock to a number of shares having a value, as of the Effective Time, of less than fifty percent (50%) of the total value of the common stock, par value $1.00 per share, of Zilkha and 11% cumulative preferred stock, no par value, of Zilkha owned by the undersigned immediately prior to the Effective Time.

     The undersigned agrees that should the facts or circumstances on which any of the foregoing representations are based change between the date of this letter and the closing of the Merger, the undersigned will immediately notify Zilkha, at the above address, of the changed facts and circumstances.

     The undersigned agrees that the foregoing representations may be relied on
(i) by Zilkha and Sonat, and their respective legal counsel, in connection with opinions as to the tax consequences of the Merger to be rendered by such counsel, and as more fully described in the Proxy Statement/Prospectus distributed by Sonat in connection with the approval of the Merger, and (ii) by the boards of directors of Zilkha and Sonat in proceeding with the Merger.

                                            Very truly yours,

                                            Signature:
                                            ------------------------------------

                                            Printed Name:
                                            ------------------------------------

                                            Date:
                                            ------------------------------------

                                                                       EXHIBIT D
                                                         TO THE MERGER AGREEMENT

                                   SONAT INC.

                               November   , 1997

Bracewell & Patterson L.L.P.
2900 South Tower Pennzoil Place
Houston, Texas 77002

Andrews & Kurth L.L.P.
4200 Texas Commerce Tower
600 Travis
Houston, TX 77002

Ladies and Gentlemen:

     In connection with the opinion to be delivered pursuant to Sections 8.2(b) and 8.3(b) of the Agreement and Plan of Merger (the "Agreement") dated as of November 22, 1997, between Zilkha Energy Company, a Delaware corporation ("Company") and Sonat Inc., a Delaware corporation ("Parent"), the undersigned officers of Parent and Merger Subsidiary (as defined in the Agreement) hereby certify and represent as to Parent and Merger Subsidiary that the facts relating to the merger (the "Merger") of Merger Subsidiary with and into Company pursuant to the Agreement, and as described in the Company Proxy Statement dated
            (the "Proxy Statement") are true, correct and complete in all respects at the Effective Time and that:

     1. The consideration to be received in the Merger by holders of common stock, $1.00 par value, of the Company ("Company Common Stock") and 11% cumulative preferred stock, no par value, of the Company ("Company Preferred Stock" and, together with the Company Common Stock, "Company Stock") was determined by arm's length negotiations between the managements of Parent and Company. In connection with the Merger, no holder of Company Stock will receive in exchange for such stock, directly or indirectly, any consideration other than Parent Common Stock (as defined in the Agreement) and, in lieu of fractional shares of Parent Common Stock, cash.

     2. To the knowledge of the management of Parent and Merger Subsidiary, there is no plan or intention on the part of the holders of Company Stock to sell, exchange, transfer or otherwise dispose (including by transactions such as a short sale or an equity swap which would have the economic effect of a disposition) of a number of shares of Parent Common Stock to be received by them in connection with the Merger that would reduce the Company stockholders' ownership of Parent Common Stock to a number of shares having a value, as of the Effective Time, of less than 50% of the total value of all of the formerly outstanding capital stock of Company immediately prior to the Effective Time. For purposes of this representation, shares of Company Stock exchanged for cash or other property or exchanged for cash in lieu of fractional shares of Parent Common Stock are treated as outstanding shares of Company Stock at the Effective Time. Moreover, shares of Company Stock that are sold, redeemed or disposed of prior to the Merger and in contemplation or as part of the Merger, and shares of Parent Common Stock that are held by holders of Company Stock at or prior to the Effective Time and that are otherwise sold, redeemed, or disposed of subsequent to the Merger will be taken into account for purposes of this representation.

     3. After the Merger, to the knowledge of the management of Parent, Company will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Merger Subsidiary immediately prior to the Merger, and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Company immediately prior to the Merger. For purposes of this representation, assets of Merger Subsidiary or Company held immediately prior to the Merger include amounts paid or incurred by Merger Subsidiary or Company in connection with the Merger, including amounts used to pay reorganization expenses and all payments, redemptions and distributions made in contemplation or as part of the Merger. Any dispositions in contemplation or as part of the Merger of assets held by Merger Subsidiary prior to the Merger will be for fair market value.

     4. Prior to the Merger, Parent will be in control of Merger Subsidiary within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"). Merger Subsidiary has been formed solely in order to consummate the Merger, and at no time has or will Merger Subsidiary conduct any business activities or other operations of any kind other than the issuance of its stock to Parent prior to the Effective Time.

     5. Following the Merger, Company has no plan or intention to issue and Parent has no plan or intention to cause Company to issue additional shares of capital stock that would result in Parent losing control of Company within the meaning of Section 368(c) of the Code.

     6. Neither Parent nor any corporation affiliated with Parent has any plan or intention to purchase, redeem or otherwise acquire any of the Parent Stock issued pursuant to the Merger.

     7. Parent has no plan or intention to liquidate Company, to merge Company with or into another corporation, to sell, exchange, transfer or otherwise dispose of any stock of Company or to cause Company to sell, exchange, transfer or otherwise dispose of any of its assets or of any assets acquired from Merger Subsidiary in the Merger, except for (i) dispositions made in the ordinary course of business, (ii) transfers described in Section 368(a)(2)(C) of the Code, or (iii) asset dispositions to the extent that all such dispositions, sale, transfer or exchange of assets will not, in the aggregate, violate paragraph 3 of this letter.

     8. In the Merger, Merger Subsidiary will have no liabilities assumed by Company and will not transfer to Company any assets subject to liabilities.

     9. Following the Merger, Company will continue (and Parent will cause Company to continue) its historic business or use a significant portion of its historic business assets in a business.

     10. Parent and Merger Subsidiary each will pay its or their own expenses, if any, incurred in connection with or as part of the Merger or related transactions. Neither Parent nor Merger Subsidiary has paid or will pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Company Stock in connection with or as part of the Merger or any related transactions. Neither Parent nor Merger Subsidiary has agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Company Stock.

     11. There is no intercorporate indebtedness existing between Parent and Company or between Merger Subsidiary and Company that was issued, acquired or will be settled at a discount.

     12. All shares of Parent Common Stock into which shares of Company Stock will be converted pursuant to the Merger will be newly issued or treasury shares, and will be issued by Parent directly to holders of Company Stock pursuant to the Merger.

     13. In the Merger, shares of Company Stock representing control of Company, as defined in Section 368(c) of the Code, will be exchanged solely for voting stock of Parent. For purposes of this representation, any shares of Company Stock exchanged for cash or other property will be treated as outstanding Company Stock at the Effective Time.

     14. In the Merger, no liabilities of stockholders of Company will be assumed by Parent, and none of the Company Stock acquired by Parent will be subject to liabilities. Furthermore, there is no plan or intention for Parent to assume any liabilities of Company.

     15. Neither Parent nor Merger Subsidiary is an "investment company" within the meaning of Section 368(a)(2)(F) of the Code.

     16. The payment of cash in lieu of fractional shares of Parent Common Stock to holders of Company Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the holders of Company Stock instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the holders of Company Stock with respect to their shares of Company Stock. The fractional share interests in Parent of each holder of Company Stock will be aggregated, and no holder of Company Stock will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

     17. None of the employee compensation received by any stockholder-employees of Company is or will be separate consideration for, or allocable to, any of their shares of Company Stock to be surrendered in the Merger. None of the shares of Parent Common Stock to be received by any stockholder-employee of Company in the Merger is or will be separate consideration for, or allocable to, any employment, consulting or similar arrangement. Any compensation paid or to be paid to any stockholder of Company who will be an employee of or perform advisory services for Parent, Merger Subsidiary, Company, or any affiliate thereof after the Merger, will be determined by bargaining at arm's length.

     18. During the past 5 years, neither Parent nor any subsidiary thereof has owned or owns, beneficially or of record, any class of stock of Company or any securities of Company or any instrument giving the holder the right to acquire any such stock or securities.

     19. The Merger is being effected for bona fide business reasons and will be carried out strictly in accordance with the Agreement, as amended by the Amendment, and as described in the Proxy Statement, and none of the material terms and conditions therein have been or will be waived or modified.

     20. The Agreement, as amended by the Amendment, and the documents described in the Agreement, as amended by the Amendment, represent the entire understanding of Parent, Merger Subsidiary, and Company with respect to the Merger.

     21. Neither Parent nor Merger Subsidiary will take any position on any Federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law.

     We understand that Bracewell & Patterson L.L.P. and Andrews & Kurth L.L.P. will rely on this Certificate in rendering their opinions as to certain United States Federal income tax consequences of the Merger and we will promptly and timely inform them if, after signing this Certificate, we have reason to believe that any of the facts described herein or in the Proxy Statement or any of the representations made in this Certificate are untrue, incorrect or incomplete in any respect.

                                            Very truly yours,

                                            SONAT INC.

                                            By:
                                              ----------------------------------

                                            Title:
                                               ---------------------------------

                                            [MERGER SUBSIDIARY]

                                            By:
                                              ----------------------------------

                                            Title:
                                               ---------------------------------

                                                                       EXHIBIT E
                                                                   TO THE MERGER
                                                                       AGREEMENT

                             ZILKHA ENERGY COMPANY
                           1201 LOUISIANA, 32ND FLOOR
                              HOUSTON, TEXAS 77002

                               November   , 1997

Andrews & Kurth L.L.P.
4200 Texas Commerce Tower
600 Travis
Houston, Texas 77002

Bracewell & Patterson L.L.P.
2900 South Tower Pennzoil Place
Houston, Texas 77002

Ladies and Gentlemen:

     In connection with the opinions to be delivered pursuant to Sections 8.2(b) and 8.3(b) of the Agreement and Plan of Merger (the "Agreement") dated as of November 22, 1997, between Zilkha Energy Company, a Delaware corporation ("Company") and Sonat Inc., a Delaware corporation ("Parent"), the undersigned officer of Company hereby certifies and represents as to Company that the facts relating to the merger (the "Merger") of Merger Subsidiary (as defined in the Agreement) with and into Company pursuant to the Agreement, are true, correct and complete in all respects at the Effective Time and that:

     1. The consideration to be received in the Merger by holders of common stock, $1.00 par value, of the Company ("Company Common Stock") and 11% cumulative preferred stock, no par value, of the Company ("Company Preferred Stock" and, together with the Company Common Stock "Company Stock") was determined by arm's length negotiations between the managements of Parent and Company. In connection with the Merger, no holder of Company Stock will receive in exchange for such stock, directly or indirectly, any consideration other than Parent Common Stock (as defined in the Agreement) and, in lieu of fractional shares of Parent Common Stock, cash.

     2. There is no plan or intention by any of the holders of Company Stock who own 1% or more of the Company Stock, and to the knowledge of the management of Company, there is no plan or intention on the part of the remaining holders of Company Stock to sell, exchange, transfer or otherwise dispose (including by transactions such as a short sale or an equity swap which would have the economic effect of a disposition) of a number of shares of Parent Common Stock to be received by them in connection with the Merger that would reduce the Company stockholders' ownership of Parent Common Stock to a number of shares having a value, as of the Effective Time, of less than 50% of the total value of all of the formerly outstanding capital stock of Company immediately prior to the Effective Time. For purposes of this representation, shares of Company Stock exchanged for cash or other property or exchanged for cash in lieu of fractional shares of Parent Common Stock are treated as outstanding shares of Company Stock at the Effective Time. Moreover, shares of Company Stock that are sold, redeemed or disposed of prior to the Merger and in contemplation or as part of the Merger, and shares of Parent Common Stock that are held by holders of Company Stock at or prior to the Effective Time and that are otherwise sold, redeemed or disposed of subsequent to the Merger will be taken into account for purposes of this representation.

     3. After the Merger, to the knowledge of the management of Company, Company will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Merger Subsidiary immediately prior to the Merger and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Company immediately prior to the

Merger. For purposes of this representation, assets of Merger Subsidiary or Company held immediately prior to the Merger include amounts paid or incurred by Merger Subsidiary or Company in connection with the Merger, including amounts used to pay Company's reorganization expenses and all payments, redemptions and distributions (except for regular, normal dividends, if any) made in contemplation or as part of the Merger. Any dispositions in contemplation or as part of the Merger of assets held by Company prior to the Merger will be for fair market value.

     4. The Company has no plan or intention to issue additional shares of its capital stock that would result in Parent losing control (within the meaning of Section 368(c) of the Code) of the Company.

     5. No assets of Company have been sold, transferred or otherwise disposed of which would prevent Parent from continuing the historic business of Company or from using a significant portion of Company's historic business assets in a business following the Merger, and Company intends to continue its historic business or use a significant portion of its historic business assets in a business.

     6. Company and the holders of Company Stock each will pay its or their own expenses, if any, incurred in connection with or as part of the Merger or related transactions. Company has not paid or will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Company Stock in connection with or as part of the Merger or any related transactions. Company has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Company Stock.

     7. There is no intercorporate indebtedness existing between Parent and Company or between Merger Subsidiary and Company that was issued, acquired or will be settled at a discount.

     8. Company has no authorized stock other than Company Common Stock and Company Preferred Stock. At the date hereof, the only capital stock of Company issued and outstanding is Company Stock.

     9. In the Merger, Company Stock representing control of Company, as defined in Section 368(c) of the Code, will be exchanged solely for voting stock of Parent. For purposes of this representation, any shares of Company Stock exchanged for cash or other property will be treated as outstanding Company Stock at the Effective Time.

     10. There exist no options, warrants, convertible securities or other rights to acquire Company Stock, including rights pursuant to employee stock options and employee stock purchase plans in existence as of the date of the Agreement, that if exercised or converted would affect Parent's acquisition or retention of control of Company as defined in Section 368(c) of the Code.

     11. In the Merger, no liabilities of the stockholders of Company will be assumed by Parent and none of the Company Stock acquired by Parent will be subject to liabilities. Furthermore, to the knowledge of the management of Company, there is no plan or intention for Parent to assume any liabilities of Company.

     12. Company is not an "investment company" within the meaning of Section 368(a)(2)(F) of the Code.

     13. Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     14. At the Effective Time, the total fair market value of the assets of Company exceeds the total liabilities of Company assumed, including the amount of any liabilities to which the assets of Company are subject.

     15. The payment of cash in lieu of fractional shares of Parent Common Stock to holders of Company Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the holders of Company Stock instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the holders of Company Stock with respect to their shares of Company Stock. The fractional share interests in Parent of each holder of Company Stock will be aggregated, and no holder of Company Stock will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

     16. None of the employee compensation received by any stockholder-employees of Company is or will be separate consideration for, or allocable to, any of their shares of Company Stock to be surrendered in the Merger. None of the shares of Parent Common Stock received by any stockholder-employee of Company in the Merger is or will be separate consideration for, or allocable to, any employment, consulting or similar arrangement. Any compensation paid or to be paid to any stockholder of Company who will be an employee of or perform advisory services for Parent, Merger Subsidiary, Company, or any affiliate thereof after the Merger, will be determined by bargaining at arm's length.

     17. Since the date of the Agreement, except for the issuance of Company Stock pursuant to the rights described in paragraph 10 hereof, Company has not issued any additional shares of Company Stock.

     18. No holders of Company Stock have dissenters' rights with respect to the Merger under applicable laws.

     19. Except as disclosed in the Exhibit A hereto, Company has not redeemed any of its stock, made any distributions with respect to its stock, or disposed of any of its assets in contemplation or as part of the Merger, excluding for purposes of this representation regular, normal dividends and Company Stock acquired in the ordinary course of business in connection with employee incentive and benefit programs, or other programs or arrangements in existence on the date hereof.

     20. The Merger is being effected for bona fide business reasons and will be carried out strictly in accordance with the Agreement, as amended by the Amendment, and none of the material terms and conditions therein have been or will be waived or modified.

     21. Company will not take any position on any Federal, state or local income or franchise tax return, or take any other tax reporting position that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law.

     We understand that Andrews & Kurth L.L.P. and Bracewell & Patterson L.L.P. will rely on this Certificate in rendering their opinions as to certain United States Federal income tax consequences of the Merger and we will promptly and timely inform them if, after signing this Certificate, we have reason to believe that any of the facts described herein or in the Proxy Statement or any of the representations made in this Certificate are untrue, incorrect or incomplete in any respect.

                                            Very truly yours,

                                            ZILKHA ENERGY COMPANY

                                            By:
                                              ----------------------------------
                                            Title: President

                                                                       EXHIBIT G
                                                                   TO THE MERGER
                                                                       AGREEMENT

                      AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     AMENDMENT, dated as of November 22, 1997, to the Rights Agreement between Sonat Inc., a Delaware corporation (the "Company"), and Chemical Mellon Stockholder Services, L.L.C., as Rights Agent (the "Rights Agent"), dated as of January 8, 1996 (the "Rights Agreement").

     Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of said Section 27 subject to the terms and conditions thereof. All acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

     In consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

     1. Effective as of the consummation of the Merger (as defined in the Agreement and Plan of Merger, dated as of the date hereof, by and among the Company and Zilkha Energy Company, a Delaware corporation), Section 1(a) of the Rights Agreement is hereby amended by inserting the following at the end of such section:

        Notwithstanding anything in this Agreement to the contrary, no Zilkha Entity (as defined below) shall be deemed to be an "Acquiring Person" solely as a result of the acquisition of the Common Shares pursuant to the Agreement and Plan of Merger, dated as of November 22, 1997, by and among the Company and Zilkha Energy Company, a Delaware corporation (the "Merger Agreement"), as long as (a) all Zilkha Entities, all affiliates and associates of any Zilkha Entity and all persons acting in concert with any of the foregoing (collectively, the "Zilkha Group") do not beneficially own in the aggregate a number of Common Shares representing in excess of the lesser of (i) the percentage of the Common Shares issued in the aggregate to the Zilkha Entities pursuant to the Merger Agreement, or (ii) any percentage of the Common Shares beneficially owned by the members of the Zilkha Entities in the aggregate at any time after the consummation of the transactions contemplated by the Merger Agreement (the lesser of clause (i) or (ii), the "Permitted Percentage"), and (b) no member of the Zilkha Group has or acquires beneficial ownership of any Common Shares other than the Common Shares issued pursuant to the Merger Agreement.

        In addition, no Zilkha Entity shall be come an "Acquiring Person" solely as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by the Zilkha Entities in the aggregate to the then applicable Permitted Percentage or more of the Common Shares of the Company then outstanding; provided, however, that if any member of the Zilkha Group shall thereafter become the Beneficial Owner of any additional Common Shares of the Company, then the members of the Zilkha Group shall be deemed to be an "Acquiring Person."

        Further, no Zilkha Entity shall be deemed to beneficially own any Common Shares that are acquired directly (other than in connection with the transactions contemplated by the Merger Agreement) from, and in a transaction involving, the Company, unless such Common Shares are acquired as a result of a stock split, stock dividend or other dividend or distribution made generally to all holders of Common Shares.

        If the Board of Directors of the Company determines in good faith that a Zilkha Entity who would otherwise be an "Acquiring Person" has become such inadvertently, and such Zilkha Entity immediately divests a sufficient number of Common Shares so that such Zilkha Entity would no longer be an "Acquiring Person," then such Zilkha Entity shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

        The term "Zilkha Entity" shall mean each of Selim K. Zilkha and Michael Zilkha (collectively, the "Initial Holders"), each member of the immediate family of any of the Initial Holders, and any trust holding Common Shares solely for the benefit of the Initial Holders or the members of their immediate families.

     2. Effective as of the date hereof, Section 1(a) of the Rights Agreement is hereby amended by inserting the following at the end of such section:

        Notwithstanding anything in this Agreement to the contrary, no Person shall become or be deemed to be an "Acquiring Person" solely as a result of the execution and delivery of the Agreement and Plan of Merger, dated as of November 22, 1997, by and between the Company and Zilkha Energy Company, a Delaware corporation (the "Merger Agreement").

     3. This Amendment to the Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

     4. This Amendment to the Rights Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. Terms not defined herein shall, unless the context otherwise requires, have the meanings assigned to such terms in the Rights Agreement, as previously amended. Nothing in this Amendment, and no beneficial ownership by any member of the Zilkha Group, shall prevent any future or additional amendment to the Rights Agreement, and each Initial Holder on behalf of itself and each Zilkha Entity hereby expressly affirms the foregoing.

     5. In all respects not inconsistent with the terms and provisions of this Amendment to the Rights Agreement, the Rights Agreement is hereby ratified, adopted, approved and confirmed. In executing and delivering this Amendment, the Rights Agent shall be entitled to all the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

     6. If any term, provision, covenant or restriction of this Amendment to the Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment to the Rights Agreement, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.


Attest:                                                SONAT INC.
By:                                                    By:
                                                       -----------------------------------------------------
-----------------------------------------------------  Name:
Name:                                                  Title:
Title:
                                                       CHEMICAL MELLON SHAREHOLDER
Attest:                                                SERVICES, L.L.C., as Rights Agent
By:                                                    By:
-----------------------------------------------------  -----------------------------------------------------
Name:                                                  Name:
Title:                                                 Title:
AGREED:
-----------------------------------------------------
Selim K. Zilkha
-----------------------------------------------------
Michael Zilkha
SELIM K. ZILKHA TRUST
By:
-----------------------------------------------------
Name:
Title:
SELIM K. ZILKHA (1996) ANNUITY
TRUST
By:
-----------------------------------------------------
Name:
Title:

[MERRILL LYNCH LOGO]

                                                                      APPENDIX B

                               November 22, 1997

Board of Directors
Sonat Inc.
P.O. Box 2563
Birmingham, AL 35202

Members of the Board of Directors:

     Zilkha Energy Company (the "Company") and Sonat Inc. (the "Acquiror") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Company will be merged with a newly formed, wholly owned subsidiary of the Acquiror in a transaction (the "Merger") in which all of the outstanding shares of the Company's common stock and preferred stock (the "Company Shares"), will be converted into the right to receive the number of shares of the common stock of the Acquiror, par value $1.00 per share (the "Acquiror Shares"), equal to the quotient of (i) $1,044,850,000 (the "Consideration") divided by (ii) average closing price of the Acquiror Shares for the fifteen consecutive trading days ending three days prior to the closing of the Merger; provided, however, that in no event shall the number of Acquiror Shares be less than the quotient of the Consideration divided by $51.00; and provided, further, that, unless agreed by the Acquiror, the Acquiror may not be required to deliver Acquiror Shares in excess of the quotient of the Consideration divided by $39.00.

     You have asked us whether, in our opinion, the Consideration proposed to be paid by the Acquiror is fair, from a financial point of view, to the Acquiror.

     In arriving at the opinion set forth below, we have, among other things:

           (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, and, with respect to the Company, the information contained in the Offering Memorandum;

           (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, furnished to us by the Acquiror, and certain estimates of the Company's and the Acquiror's proved, probable and possible reserves, the projected annual production of such reserves and predicted exploration successes and related production of such reserves, as well as a Reserve Report prepared by William M. Cobb & Associates, Inc. for the Company and furnished to us by the Acquiror;

           (3) Conducted discussions with members of senior management and representatives of the Acquiror concerning the matters described in clauses 1 and 2 above, as well as the businesses and prospects of the Company and the Acquiror before and after giving effect to the Merger;

           (4) Reviewed the market prices and valuation multiples for the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

           (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

           (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

           (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

           (8) Reviewed the potential pro forma impact of the Merger;

           (9) Reviewed a draft dated November 21, 1997 of the Agreement; and

          (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

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

[MERRILL LYNCH LOGO]

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information (including the estimates of the timing and expense associated with the Company's conversion from full cost accounting to successful efforts accounting and other transaction costs and expenses), we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and we have relied upon the foregoing in preparing our opinion. With respect to the reserve, predicted production and related information, and estimates of predicted exploration successes and related information of the Company and the Acquiror furnished to us by the Acquiror and discussed with us by the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the Company's or the Acquiror's management as to the reserve, predicted production and predicted exploration success and related information of the Company or the Acquiror, as the case may be, and we have relied upon the foregoing in preparing our opinion. We have further assumed that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. In addition, we have assumed that the Acquiror will not deliver Acquiror shares in excess of the quotient of the Consideration divided by $39.00. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, the payment of which is contingent upon the consummation of the Merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Acquiror Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any stockholder of the Company or the Acquiror as to how such stockholder should vote on the proposed Merger.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid by the Acquiror is fair, from a financial point of view, to the Acquiror.

                                      Very truly yours,

                                   [MERRILL LYNCH LOGO]

                                       B-2